      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 2000


                                                      REGISTRATION NO. 333-33108
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          BASIC ENERGY SERVICES, INC.*
             (Exact name of registrant as specified in its charter)

           DELAWARE                          1389                         75-2441819
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                              406 NORTH BIG SPRING
                              MIDLAND, TEXAS 79701
                                 (915) 570-0829
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               KENNETH V. HUSEMAN
                                   PRESIDENT
                              406 NORTH BIG SPRING
                              MIDLAND, TEXAS 79701
                                 (915) 570-0829
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

            ANDREWS & KURTH L.L.P.                         VINSON & ELKINS L.L.P.
            600 TRAVIS, SUITE 4200                         2300 FIRST CITY TOWER
             HOUSTON, TEXAS 77002                               1001 FANNIN
                (713) 220-4200                              HOUSTON, TEXAS 77002
            ATTN: ROBERT V. JEWELL                             (713) 758-2222
                                                           ATTN: JEFFERY B. FLOYD

---------------
* Formerly known as Sierra Well Service, Inc.

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. BASIC ENERGY MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                     SUBJECT TO COMPLETION -- JUNE 1, 2000


PROSPECTUS
--------------------------------------------------------------------------------

                                3,700,000 Shares

                       [BASIC ENERGY SERVICES, INC. LOGO]

                                  Common Stock

--------------------------------------------------------------------------------

Basic Energy Services, Inc. is offering 3,700,000 shares of its common stock in an initial public offering. Prior to this offering, there has been no public market for Basic Energy's common stock.

Basic Energy provides a range of well site services to oil and gas drilling and production companies through its fleet of well servicing rigs and fluid services equipment. Basic Energy believes it operates the third largest fleet of well servicing rigs in the United States.


It is anticipated that the public offering price will be between $14.00 and $16.00 per share. Application has been made to include the shares of Basic Energy for quotation in the Nasdaq National Market under the symbol "BASC".


                                                         Per Share        Total
Public offering price.................................  $              $
Underwriting discounts and commissions................  $              $
Proceeds, before expenses, to Basic Energy............  $              $

SEE "RISK FACTORS" ON PAGES 6 TO 10 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF BASIC ENERGY.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 555,000 additional shares from Basic Energy at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will
be on             , 2000.

PRUDENTIAL SECURITIES
                            JOHNSON RICE & COMPANY L.L.C.
                                                               SIMMONS & COMPANY
                                                                 INTERNATIONAL

            , 2000

                              CORE OPERATING AREAS

         [MAP OF OKLAHOMA, ARKANSAS, LOUISIANA, TEXAS, AND NEW MEXICO,
               HIGHLIGHTING CORE OPERATING AREAS OF BASIC ENERGY]

                                 [INSIDE COVER]

            [PICTURES OF WELL SERVICING RIGS, FLUID SERVICE TRUCKS]

                     WELL SERVICING OPERATION IN WEST TEXAS

                                    [PHOTO]
                          FLUID SERVICES TRUCK LOADING
                             AT FRESH WATER STATION

                                    [PHOTO]

                       FLUID SERVICES TRUCKS AND STORAGE
                              TANKS IN WEST TEXAS

                                    [PHOTO]

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    6
Forward-Looking Statements............   10
The Company...........................   11
Use of Proceeds.......................   13
Dividend Policy.......................   13
Dilution..............................   14
Capitalization........................   15
Selected Financial Data...............   16
Industry Overview.....................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   32



                                        PAGE
                                        ----
Management............................   41
Certain Relationships and Related
  Party Transactions..................   45
Principal Stockholders................   46
Description of Capital Stock..........   48
Shares Eligible for Future Sale.......   53
Underwriting..........................   55
Legal Matters.........................   56
Experts...............................   56
Available Information.................   57
Index to Financial Statements.........  F-1
Appendix A -- Glossary of Terms.......  A-1


--------------------------------------------------------------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY


     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that investors should consider before investing in the common stock of Basic Energy. All numbers of shares and per share amounts give effect to a 400-for-1 stock split effected May 23, 2000. You should read the entire prospectus carefully. If you are not familiar with some of the oil and gas industry terms used in this prospectus, please read our Glossary of Terms included as Appendix A to this prospectus.


                                  BASIC ENERGY


     We provide a range of well site services to oil and gas drilling and producing companies. These services are fundamental to establishing and maintaining the flow of oil and gas from a well throughout its life cycle. Our operations are concentrated in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana. We believe we operate the third largest fleet of well servicing rigs in the United States, with 141 well servicing rigs, including rigs we will acquire upon completion of this offering. Please read "The Company -- Current Acquisitions" for a description of the acquisitions and the assets that we will acquire.


     We operate two business segments. Our well servicing segment utilizes our fleet of well servicing rigs and related equipment to install and remove equipment and eliminate obstructions in the well bore to facilitate the flow of oil and gas from our customers' wells. Our fluid services segment utilizes our fleet of specialized tank trucks, storage tanks, water wells, disposal facilities and related equipment to provide, transport, store and dispose of a variety of fluids used in oil and gas well drilling and production activities.

     We have actively participated in the consolidation of the fragmented well service industry by acquiring smaller regional competitors. Between January 1996 and April 1998, we acquired businesses and equipment in 16 separate transactions, increasing our revenues from $4.4 million in 1995 to $37.3 million in 1999. Upon completion of this offering we will acquire five additional businesses and the stock of a sixth corporation with four inactive rigs for an aggregate purchase price of approximately $18.8 million. These acquisitions will add 50 well servicing rigs, 51 fluid service trucks, six support trucks, 38 fluid storage tanks, three salt water disposal wells and two fresh and brine water stations to our business.

     Our business is substantially influenced by prevailing oil and gas prices and price volatility. As oil and gas prices fell in late 1997 through early 1999, our activity levels also declined. Our activity levels have recently improved from the low levels experienced in early 1999, as oil and gas prices have improved. For instance, the utilization rate of our well servicing rigs increased from a three year low of 49% in the first quarter of 1999, when the price of oil was below $10 per barrel, to 87% in the first quarter of 2000, as the price of oil exceeded $30 per barrel. We believe that even in a moderate oil and gas price environment, demand for our services can continue to escalate as oil and gas producers return to their historical levels of well maintenance activity and capital spending.

                                    INDUSTRY


     Following several years of growth, the well service industry endured a substantial decrease in activity during the period from late 1997 through early 1999. With the recovery of oil and gas prices, oilfield spending began to accelerate during the second half of 1999. These trends are evidenced by the changes in the well servicing rig utilization rate reported by Guiberson, a division of Halliburton, which declined from a peak of 77% in July 1997 to a low of 50% in February 1999 and has since increased to 73% in March 2000.



     The well servicing business historically has been comprised of a large number of small local companies, several multi-regional contractors and even fewer large national companies. Since 1990 and particularly during 1996 and 1997, the industry has consolidated substantially. Two national companies currently own a combined 2,123 rigs or 57% of the industry's fleet. Although not as large as these companies, our fleet of 141 rigs is substantially larger than our other competitors in the well servicing business. We believe that no other company currently owns more than 50 rigs.

     The fluid services business is comprised of small, locally focused companies, with a few larger regional companies in each market. There are currently no companies that have a dominant position on a nationwide basis. We believe that land drilling activity drives the demand for our fluid services. The Baker Hughes Domestic Land Drilling Rig Count declined from 881 rigs in September 1997 to 380 rigs in April 1999 and has since increased to 639 rigs in March 2000.

                               BUSINESS STRATEGY

     We believe we have become successful in our markets by establishing a reputation for high-quality equipment and well-trained crews that operate within stringent safety guidelines. Our business strategy is designed to take advantage of these strengths and capture growth opportunities within the well service industry.

     PROVIDE COMPLEMENTARY WELL SITE SERVICES. Our ability to provide complementary services allows our customers to use fewer service providers, reducing our customers' administrative costs and simplifying their logistics. A customer typically begins a new maintenance or workover project by securing access to a well servicing rig. As a result, our rigs are often the first equipment to arrive at the well site for a job and the last to leave. A project may then lead to the need for fluid handling or other services. In addition to the convenience provided to the customer, we believe our complementary well site services give us a competitive advantage over smaller companies that offer fewer services. The additional services allow us to generate more business from existing customers, increase our operating margins and allocate our overhead costs over a larger revenue base. Our larger competitors, however, may provide a broader range of services, making it easier for them to obtain business.


     GROW THROUGH SELECTIVE ACQUISITIONS. We intend to expand our existing businesses and add new services through the acquisition of additional well service companies and equipment. Numerous acquisition candidates exist, and we believe we are well positioned to take advantage of these opportunities. We seek to acquire businesses with strong customer relationships, well-maintained equipment and experienced and skilled personnel. We intend to pursue our acquisition strategy while maintaining a conservative capital structure but we will need access to additional capital to continue to grow through acquisitions.


     FOCUS OPERATIONS ON AREAS OF HIGHEST CONCENTRATION OF ONSHORE DOMESTIC OIL AND GAS PRODUCTION. Onshore oil and gas production in the United States is highly concentrated in Texas, New Mexico, Oklahoma and Louisiana. In 1998, these states accounted for over 58% and 71% of United States onshore oil and gas production, respectively, excluding Alaska. We believe that each of our operating regions provides us with significant opportunities for internal growth, diversification of services and growth through acquisitions. Our concentration in these areas makes us more sensitive to local economic conditions in these areas, including labor availability and costs.

     OPERATE AND MARKET THROUGH LOCAL MANAGEMENT. We believe that our decentralized operating management is consistent with the regional nature of the well service industry. Well service purchase decisions are typically made on a local level. Because our managers live and work in these areas and are directly responsible for all aspects of their area's performance, we believe our organization is more responsive to our customers' needs than our competitors with more centralized operations. Moreover, we believe that the autonomy offered by our local management strategy is attractive to potential sellers of well service companies and their employees who may consider joining our management team. Our decentralized operations are supported by our corporate office in Midland, Texas, which monitors operating performance on a daily basis and provides risk management and financial controls. Decentralized purchasing decisions may not provide as much economy of scale.

                          HOW TO CONTACT BASIC ENERGY

     Our principal executive offices are located at 406 North Big Spring, Midland, Texas 79701, and our telephone number is (915) 570-0829.

                                  THE OFFERING


Shares offered by Basic Energy..........     3,700,000 shares


Total shares outstanding after this
offering................................     6,469,946 shares


Use of proceeds.........................     We will use the net proceeds from
                                             the offering, together with
                                             borrowings under a new credit
                                             facility with an affiliate of the
                                             CIT Group, Inc.:


                                             - to pay the cash portion of the
                                               purchase price of pending
                                               acquisitions;

                                             - to repay the principal plus
                                               accrued interest of our Senior
                                               Notes due 2004;

                                             - to repay a portion of the
                                               principal plus accrued interest
                                               of our Subordinated Notes due
                                               2004;

                                             - to repay long-term debt assumed
                                               in connection with the
                                               acquisitions;


                                             - to redeem our Series A Cumulative
                                               Preferred Stock including accrued
                                               dividends to the date of
                                               redemption; and



                                             - to pay expenses in connection
                                               with the foregoing and for
                                               general corporate purposes.


Proposed Nasdaq National Market
symbol..................................     BASC


     The number of shares of common stock that will be outstanding after the offering includes:



     - 749,264 shares that will be issued upon conversion of the Series B Convertible Preferred Stock; and



     - 168,334 shares (based on an assumed initial public offering price of $15.00 per share) that may be issued automatically within 45 days upon conversion of notes issuable in connection with acquisitions that are contingent on the closing of this offering.



     The number of shares of common stock that will be outstanding does not include:



     - up to 555,000 shares that the underwriters may purchase if they exercise their over-allotment option;



     - 110,001 shares (based on an assumed initial public offering price of $15.00 per share) that may be issued at the option of the holders upon conversion or exercise of notes or warrants issuable in connection with acquisitions that are contingent on the closing of this offering; and



     - 2,000,000 shares of common stock reserved for issuance under our 2000 Stock Plan, of which we intend to grant options to purchase 420,000 shares concurrently with this offering.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION


     The following sets forth our summary historical and pro forma financial and operating data for the periods indicated. The pro forma income statements and other financial data give effect to this offering and application of the proceeds, proposed borrowings under a term note with CIT and five acquisitions that will be completed with the net proceeds from this offering as if each had occurred on January 1, 1999. The pro forma combined balance sheet data gives effect to these five acquisitions, borrowings under the term note and to this offering as if each had been completed on March 31, 2000. The acquisition of Harrison Well Service, Inc. has been excluded from the pro forma data because that business is inactive. The pro forma income statement and other financial data set forth below are not necessarily indicative of the results that actually would have been achieved had these transactions been completed as of January 1, 1999, or that may be achieved in the future. This table is derived from, should be read in conjunction with, and is qualified in its entirety by reference to our historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. The amounts in the table below, other than per share data, are in thousands.



                                                                      PRO FORMA                          PRO FORMA
                                                                         YEAR         THREE MONTHS      THREE MONTHS
                                       YEAR ENDED DECEMBER 31,          ENDED        ENDED MARCH 31,       ENDED
                                    ------------------------------   DECEMBER 31,   -----------------    MARCH 31,
                                      1997       1998       1999         1999        1999      2000         2000
                                    --------   --------   --------   ------------   -------   -------   ------------
INCOME STATEMENT DATA:
  Well servicing..................  $ 20,920   $ 26,687   $ 24,453     $ 33,206     $ 4,728   $ 8,475     $11,102
  Fluid services..................     5,214     18,632     12,878       19,925       2,721     4,405       6,302
                                    --------   --------   --------     --------     -------   -------     -------
Total revenues....................    26,134     45,319     37,331       53,131       7,449    12,880      17,404
Costs and expenses:
  Well servicing..................    16,534     21,640     20,164       25,557       3,910     6,312       7,827
  Fluid services..................     3,469     13,009      9,613       14,812       2,030     3,123       4,437
  General and administrative(1)...     2,785      5,471      5,229        8,376       1,134     2,050       2,747
  Depreciation and amortization...     2,931      8,624      6,747        8,665       1,687     1,692       2,122
  Impairment of long lived
    assets........................        --     22,671         --           --          --        --          --
                                    --------   --------   --------     --------     -------   -------     -------
Operating income (loss)...........       415    (26,096)    (4,422)      (4,279)     (1,312)     (297)        271
Net interest expense..............    (1,423)    (6,903)    (5,965)      (2,998)     (1,815)   (1,543)       (702)
Gain (loss) on sale of assets.....       (30)       (93)      (301)        (104)          6        99         128
Other (income) expense............        11       (974)        45           75           4         3           5
                                    --------   --------   --------     --------     -------   -------     -------
Loss before income taxes..........    (1,027)   (34,066)   (10,643)      (7,306)     (3,117)   (1,738)       (298)
Deferred income tax benefit
  (expense).......................       230      5,770     (2,328)      (3,404)     (4,771)      566         131
                                    --------   --------   --------     --------     -------   -------     -------
Net loss..........................  $   (797)  $(28,296)  $(12,971)    $(10,710)    $(7,888)  $(1,172)    $  (167)
                                    ========   ========   ========     ========     =======   =======     =======
Preferred stock dividend..........        --         --        430           --          --       159          --
Net loss to common stockholders'
  interest........................  $   (797)  $(28,296)  $(13,401)    $ 10,710     $(7,888)  $(1,331)    $  (167)
Loss per common share(2)..........  $  (0.72)  $ (16.18)                            $ (4.51)
Pro forma loss per common
  share(2)........................        --         --   $   5.14     $  (1.69)         --   $ (0.46)    $ (0.03)
OTHER FINANCIAL DATA:
Adjusted EBITDA(3)................  $  3,327   $  4,132   $  2,069     $  4,357     $   385   $ 1,497     $ 2,526
Cash flows from operating
  activities......................       (55)      (996)       865                      267       752
Cash flows from investing
  activities......................   (62,822)    (3,933)      (970)                     (58)   (1,063)
Cash flows from financing
  activities......................    68,853      1,238     (1,679)                    (859)     (231)
Capital expenditures:
  Acquisitions, net of cash
    acquired......................    56,076      1,800         --                       --       125
  Property and equipment..........     6,585      2,435      2,287                      115       819


                                                              AT MARCH 31, 2000
                                                              ------------------
                                                                           PRO
                                                               ACTUAL     FORMA
                                                              --------   -------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $    520   $ 2,540
Working capital (deficit)...................................      (245)    5,277
Net property and equipment..................................    31,155    45,084
Total assets................................................    47,580    75,169
Total long-term debt less current maturities................    49,645    26,667
Total stockholders' equity (deficit)........................   (13,811)   33,089

---------------

(1) Includes approximately $390,000 of non-cash stock compensation expense for the three months ended March 31, 2000.

(2) Pro forma loss per common share is shown rather than loss per common share for the year ended December 31, 1999 and the three months ended March 31, 2000 in accordance with SEC guidelines. The information gives pro forma effect to the assumed redemption of the Series A Redeemable Preferred Stock, the conversion of Series B Convertible Preferred Stock into shares of common stock and the cancellation of the Series C Convertible Preferred Stock.


(3) Adjusted EBITDA means net income before net interest expense, income taxes, depreciation and amortization, and impairment charges. Adjusted EBITDA is presented because of its acceptance as a component of a company's potential valuation in comparison to companies in the same industry and of a company's ability to service or incur debt. Management interprets trends indicated by changes in adjusted EBITDA as an indicator of the effectiveness of its strategies in achieving revenue growth and controlling direct and indirect costs of services provided. Investors should consider that this measure does not take into consideration debt service, interest expenses, costs of capital, impairments of long lived assets, depreciation of property, the cost of replacing equipment or income taxes. Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and is not intended to represent cash flow. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.


                             SUMMARY OPERATING DATA

     The data presented below reflects the following:

     - we charge our customers on an hourly basis -- billed rig hours reflect actual billed hours;

     - our rig utilization rate is calculated using a 55-hour work week per rig; and

     - our fluid services trucks include vacuum, transport, hot oil and kill trucks but exclude support trucks.


                                                                               THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,      ENDED MARCH 31,
                                               ---------------------------   -----------------
                                                1997      1998      1999      1999      2000
                                               -------   -------   -------   -------   -------
WELL SERVICING
Weighted average number of rigs..............     51.2      87.6      89.7      89.0      91.0
Billed rig hours.............................  133,716   174,200   168,927    31,454    57,089
Rig utilization rate.........................    90.7%     69.1%     65.4%     49.1%     87.1%
Revenue per rig hour.........................  $156.45   $153.20   $144.76   $150.37   $148.44
Operating margin per rig hour................  $ 32.80   $ 28.97   $ 25.39   $ 25.92   $ 37.88
Operating margin.............................    21.0%     18.9%     17.5%     17.2%     25.5%

FLUID SERVICES
Weighted average number of fluid service
  trucks.....................................     21.8     103.8      97.7      99.0      97.0
Revenue per fluid service truck per quarter:
  Transportation and disposal................  $41,573   $31,516   $26,183   $22,377   $35,576
  Fluid storage tank rentals.................    7,341     4,606     2,519     1,951     3,856
  Fluid sales and other......................   10,803     8,773     4,259     3,141     5,984
                                               -------   -------   -------   -------   -------
     Total...................................  $59,718   $44,896   $32,961   $27,469   $45,416
Operating margin per fluid service truck per
  quarter....................................  $19,978   $13,550   $ 8,356   $ 7,069   $13,223
Operating margin.............................    33.5%     30.2%     25.4%     25.7%     29.1%


     Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Well Servicing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fluid Services" for an analysis of our well servicing and fluid services operations.

                                  RISK FACTORS

     Investing in our common stock will provide you with equity ownership in Basic Energy. As a Basic Energy stockholder, you will be subject to the risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. You should carefully consider the following factors in addition to the other information in this prospectus before deciding to invest in shares of our common stock.

     RISKS RELATED TO OUR BUSINESS

     A DECLINE IN OR SUBSTANTIAL VOLATILITY OF OIL AND GAS PRICES COULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES.

     A decline in oil or gas prices below historic levels or a reduction in drilling activities could materially adversely affect the demand for our services and our results of operations. Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. For example, oil prices fell to approximately $10 per barrel in early 1999 and recently have exceeded $30 per barrel. Price volatility affects the spending patterns of our customers and the ability of oil and gas companies to raise capital. Current levels of oil and gas activities may decline, resulting in decreased demand for our services.

     OUR BUSINESS DEPENDS ON THE OIL AND GAS INDUSTRY. CONDITIONS IN OUR MARKETS MAY BE ADVERSELY AFFECTED BY INDUSTRY CONDITIONS THAT ARE BEYOND OUR CONTROL.

     Industry conditions are influenced by numerous factors over which we have no control, such as the supply of and demand for oil and gas, domestic and worldwide economic conditions, political instability in oil producing countries and merger and divestiture activity among oil and gas producers. The volatility of the oil and gas industry and the consequent impact on exploration activity could adversely impact the level of drilling and workover activity by some of our customers. This reduction may cause a decline in the demand for our services or adversely affect the price of our services. In addition, the discovery rate of new oil and gas reserves in our market areas also may have an impact on our business, even in an environment of stronger oil and gas prices. We cannot predict either the future level of demand for our services or future conditions of the well service industry.

     WE HAVE A HISTORY OF OPERATING LOSSES, AND THIS TREND MAY CONTINUE.


     The volatility underlying the oil and gas industry prevents us from accurately predicting future operating conditions and results, and we could continue to have operating losses in the future. We suffered operating losses of $26.1 million, $4.4 million and $297,000 in 1998, 1999 and the first quarter of 2000, respectively, largely because of the decline in activity by oil and gas drilling and producing companies caused in response to lower oil and gas prices. Operating losses in 1998 included a $22.7 million write-down, principally in the value of assets used in our fluid services business, as conditions in the industry weakened.


     WE MAY NOT BE ABLE TO GROW SUCCESSFULLY THROUGH FUTURE ACQUISITIONS OR SUCCESSFULLY MANAGE FUTURE GROWTH, AND WE MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THE BUSINESSES WE DO ACQUIRE.


     Our business strategy includes growth through the acquisition of other businesses. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets. In addition, we may not be successful in integrating our current or future acquisitions into our existing operations. This integration may result in unforeseen operational difficulties or require a disproportionate amount of our management's attention. Furthermore, competition for acquisition opportunities may escalate, increasing our cost of making further acquisitions or causing us to refrain from making additional acquisitions. Our new senior credit agreement with CIT will also restrict our ability to make acquisitions, including any acquisitions utilizing secured debt or debt that would cause the structural subordination of debt under the credit agreement with CIT.

     WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE, WHICH MAY NOT BE AVAILABLE TO US.

     Our business is capital intensive, requiring specialized equipment and trained personnel to provide our services. We may need to raise additional funds through public or private debt or equity financing. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, dilution to existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to fund acquisitions, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. Our future capital requirements primarily depend upon the occurrence, timing, size and success of any acquisition.

     COMPETITION WITHIN THE WELL SERVICE INDUSTRY MAY ADVERSELY AFFECT OUR ABILITY TO MARKET OUR SERVICES.

     The well service industry is highly competitive and fragmented and includes numerous small companies capable of competing effectively on a local basis as well as several large companies, such as Key Energy Services, Inc. and Pool Well Services Co., that possess substantially greater financial and other resources than we do. These greater resources could allow those competitors to compete more effectively than we can. The number of rigs available continues to exceed demand, resulting in active price competition. Many contracts are awarded on a bid basis, which further increases competition based on price.

     WE HAVE EXPERIENCED A HIGH EMPLOYEE TURNOVER RATE IN THE PAST. ANY DIFFICULTY WE EXPERIENCE REPLACING OR ADDING WORKERS COULD ADVERSELY AFFECT OUR BUSINESS.

     We may not be able to find enough skilled workers to meet our needs, which could limit our growth. Our business activity historically decreases or increases with the price of oil and gas. Beginning in the last quarter of 1997, the price of oil and gas fell to very low levels. In turn, our business activity levels declined. We were unable to maintain our current employment level and an industry-wide downsizing caused oilfield workers to look for and secure work in other industries and locations. With the return of higher oil and gas prices, our activity level has increased. Although we have been able to procure workers to meet our current needs, as a result of the employment migration away from our industry, we may have problems finding enough skilled and unskilled laborers in the future.

     With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and to retain or expand our current work force. If we are not able to increase our service rates to our customers to compensate for wage rate increases, our operating results may be adversely affected.

     Other factors also may inhibit our ability to find enough workers to meet our employment needs. Our services require skilled workers who can perform physically demanding work. As a result of the volatility of the industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. We believe that our success is dependent upon our ability to continue to employ and retain skilled technical personnel. Our inability to employ or retain skilled technical personnel generally could have a material adverse effect on our operations.

     OUR SUCCESS DEPENDS ON KEY MEMBERS OF OUR MANAGEMENT, THE LOSS OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

     We depend to a large extent on the services of some of our executive officers and directors. The loss of the services of any of Kenneth V. Huseman, Dub W. Harrison or Charles W. Swift could disrupt our operations. We have entered into employment agreements with Messrs. Huseman, Harrison and Swift that contain non-compete provisions. Notwithstanding these agreements, we may not be able to retain our executive officers and may not be able to enforce the non-compete provisions in the employment agreements. We maintain key person life insurance on the life of Mr. Huseman; nevertheless, the death or disability of Mr. Huseman still may adversely affect our operations, and the proceeds from the insurance policy may not be sufficient to cover our losses.

     OUR OPERATIONS ARE SUBJECT TO INHERENT RISKS, SOME OF WHICH ARE BEYOND OUR CONTROL. THESE RISKS MAY NOT BE FULLY COVERED UNDER OUR INSURANCE POLICIES.

     The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a materially adverse effect on our financial condition and results of operations. Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills. These conditions can cause:

     - personal injury or loss of life;

     - damage to or destruction of property, equipment and the environment; and

     - suspension of operations.

     In addition, claims for loss of oil and gas production and damage to formations can occur in the well service industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in us being named as a defendant in lawsuits asserting large claims.

     We maintain insurance coverage that we believe to be customary in the industry against these hazards. However, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. In addition, our insurance is subject to coverage limits and some policies exclude coverage for damages resulting from environmental contamination.

     WE ARE SUBJECT TO FEDERAL, STATE AND LOCAL REGULATION REGARDING ISSUES OF HEALTH, SAFETY AND PROTECTION OF THE ENVIRONMENT. UNDER THESE REGULATIONS, WE MAY BECOME LIABLE FOR PENALTIES, DAMAGES OR COSTS OF REMEDIATION. ANY CHANGES IN LAWS AND GOVERNMENT REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS.

     Our operations are subject to federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation of waste and other materials. Our fluid services segment includes disposal operations into injection wells that pose some risks of environmental liability. Although we monitor the injection well process, leakage from the wells to surface or subsurface soils, surface water or groundwater could occur. Liability under these laws and regulations could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damages and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders.

     Laws protecting the environment generally have become more stringent over time and are expected to continue to do so, which could lead to material costs for future environmental compliance and remediation in the future. The modification or interpretation of existing laws or regulations, or the adoption of new laws or regulations, could curtail exploratory or developmental drilling for oil and gas and could limit well services opportunities. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or conduct of, or conditions caused by, prior operators or other third parties. Clean-up costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our financial condition. Please read "Business -- Environmental Regulation" for more information on the environmental laws and government regulations that are applicable to Basic Energy.

     ONE PRINCIPAL STOCKHOLDER CAN INFLUENCE THE CORPORATE AND MANAGEMENT POLICIES OF OUR COMPANY.

     After giving effect to this offering, H. H. Wommack, III, our Chairman of the Board and Chairman of the Board, President and Chief Executive Officer of Southwest Royalties Holdings, Inc. and Southwest Royalties, Inc., effectively will control approximately 26.9% of the outstanding common stock on a pro forma basis, or 24.7% if the underwriters exercise their over-allotment option in full. Therefore, Mr. Wommack will continue to have the ability to influence substantially all decisions made by Basic Energy, some of which may conflict with the interests of public stockholders. Additionally, Mr. Wommack's control could have a negative impact on any future takeover attempts. Please read "Principal Stockholders" for a discussion of Mr. Wommack's ownership interest in Basic Energy.

     RISKS RELATED TO THIS OFFERING

     THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY FLUCTUATE.

     There has not been a public market for our common stock. The public offering price will be negotiated between us and the representatives of the underwriters. We do not know the extent to which investor interest in Basic Energy will lead to the development of a trading market for the common stock or how the common stock will trade in the future. Investors may not be able to resell their shares at or above the initial public offering price.

     The price at which the common stock will trade depends upon a number of factors, including our historical and anticipated operating results, general market and economic conditions and factors listed under "Forward-Looking Statements," some of which are beyond our ability to control. Several factors could cause the market price of the common stock to fluctuate substantially. These factors include:

     - quarterly fluctuations in our financial and operating results;

     - developments affecting us, our customers, the markets in which we compete or the well service industry;

     - announcements by competitors; and

     - recommendations by analysts.

     In addition, the stock market has experienced from time to time extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock.

    SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.


     After this offering, we will have outstanding 6,469,946 shares of common stock, or 7,024,946 shares if the underwriters exercise their overallotment in full. Of these shares, the 3,700,000 shares we are selling in this offering, or 4,255,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradeable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. A total of 2,769,946 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock up arrangements. Our officers, directors and all stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements. An aggregate of 2,570,393 of these shares will become available for resale in the public market as shown in the chart below. In addition, options to purchase an aggregate of 72,000 shares that will be issued concurrently with this offering at the initial public offering price or the market price on the date of grant will be exercisable immediately subject to lock up arrangements and restrictions under Rule 144 under the Securities Act for "affiliates." As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.


                                  DATE OF ELIGIBILITY FOR RESALE
NUMBER OF SHARES                        INTO PUBLIC MARKET
----------------                  ------------------------------
   2,533,972       180 days after the date of this prospectus due to a lock-up agreement these stockholders have with Prudential Securities
                   Incorporated. However, Prudential Securities Incorporated
                   can waive this restriction at any time and without notice.
      36,421       Between 180 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.


     PURCHASERS OF COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


     Purchasers of our common stock in this offering will experience an immediate and substantial dilution of $11.90 per share in the net tangible book value per share of common stock from the initial public offering price and our pro forma net tangible book value as of March 31, 2000 after giving effect to this offering would be $3.10 per share, in each case based on an assumed initial public offering price of $15.00 per share. Please read "Dilution" for a complete description of the calculation of net tangible book value.


     OUR CERTIFICATE OF INCORPORATION AND BYLAWS CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER.

     Our certificate of incorporation authorizes our Board of Directors to issue preferred stock without stockholder approval. If our Board of Directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of the certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if this change of control would be beneficial to stockholders, including:

     - a staggered board of directors;

     - limitations on the removal of directors;

     - a rights agreement;

     - no stockholder action by written consent; and

     - limitations on stockholder proposals at meetings of stockholders.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about Basic Energy, including, among other things, the risk factors discussed in this prospectus and other factors, most of which are beyond our control.

     In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to Basic Energy, our business or our management, are intended to identify forward-looking statements.

     Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                  THE COMPANY

BACKGROUND


     Basic Energy Services, Inc. was originally incorporated in Delaware in 1992. As a subsidiary of Southwest Royalties, Inc., a corporation engaged in the oil and gas business, we initially provided plugging and abandonment services primarily to Southwest Royalties. As we acquired more equipment, we became a stand-alone business effective in May 1994. In July 1997, Southwest Royalties Holdings, Inc., a Delaware corporation, was formed to serve as a holding company for us, Southwest Royalties and other affiliates. Southwest Royalties Holdings and its affiliates currently own approximately 66.7% of our common stock (including the conversion of preferred stock owned by JEDI II as described below) and will own approximately 26.9% of our common stock after the closing of this offering. In May 2000, we changed our name to "Basic Energy Services, Inc." from "Sierra Well Services, Inc."



     Since our formation, we have grown primarily through acquisitions, purchasing businesses and equipment in 16 separate transactions between January 1996 and April 1998. Primarily through these acquisitions, our revenues have grown from $4.4 million in 1995 to $37.3 million in 1999. In order to finance some of these acquisitions, during 1996 and 1997 we issued $22 million of common stock to two limited partnerships for which Southwest Royalties serves as the general partner. In addition, in September 1997 we borrowed $54.4 million from Joint Energy Development Investments II Limited Partnership, referred to as "JEDI II" in this prospectus. This indebtedness was restructured in March 1999 into a senior and subordinated credit facility with $49.4 million outstanding and three classes of preferred stock issued to JEDI II. Please read "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity" for a description of the repayments, redemptions or conversions of these notes and classes of preferred stock that will occur concurrently with the closing of this offering.


CURRENT ACQUISITIONS


     We entered into definitive agreements to acquire five businesses and to purchase the stock of a sixth corporation with four inactive rigs during the last quarter of 1999 and the first quarter of 2000. Each of these acquisitions is contingent upon the consummation of this offering, and none of the acquisitions may be terminated after completion of the offering. Each acquisition provides for payment in both cash and notes or warrants that are convertible or exercisable for an aggregate of approximately 278,335 shares of our common stock (based upon an estimated initial public offering price of $15.00 per share). Of these shares, 168,334 will be issued automatically and not at the option of the noteholders. We also expect to repay immediately, or to require the immediate conversion of, notes convertible into 87,334 shares of common stock (based upon an estimated initial public offering price of $15.00 per share). Other than Trinity Services, which is an asset purchase rather than a stock purchase, the cash portion of each acquisition will be adjusted to reflect the net financial assets of the acquired company as of the acquisition date. Net financial assets is defined as net working capital minus long-term debt, including leases.


     Turn Around Trucking, Inc.

     - Purchase Price -- approximately $6.5 million, of which $5.2 million is payable in cash and $1.3 million is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 32 fluid service trucks, 2 support trucks, 38 fluid service tanks, 2 salt water disposal wells and related equipment

     - Operating Region -- South Texas

     Sundown Operating, Inc.

     - Purchase Price -- approximately $5.2 million, of which $4.2 million is payable in cash and $1.0 million is payable in a note that will be convertible, at the holder's option, into shares of our common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 26 well servicing rigs and related equipment

     - Operating Region -- northern Permian Basin

     Eunice Well Servicing Co., Inc.

     - Purchase Price -- approximately $2.1 million, of which $1.7 million is payable in cash and $400,000 is payable in a note that will be convertible, at the holder's option, into shares of our common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 10 well servicing rigs and related equipment

     - Operating Region -- western Permian Basin

     Gold Star Service Company, Inc.

     - Purchase Price -- approximately $1.85 million, of which $1.25 million is payable in cash and $600,000 is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 19 fluid service trucks, 4 support trucks, 1 salt water disposal well, 2 fresh and brine water stations and related equipment

     - Operating Region -- western Permian Basin

     Trinity Services

     - Purchase Price -- approximately $1.94 million, of which $1.6 million is payable in cash and $250,000 is payable in a note and a related warrant, valued at $89,000, that will be exercisable, at the holder's option, into shares of our common stock valued at the initial public offering price. The holder has the option to offset any indebtedness under the note against the exercise price of the warrant. The note matures 15 months after the closing of this offering and accrues interest at a floating rate equal to the prime rate. The warrant expires on the later of (1) 18 months after the closing of this offering or (2) one year after the note is repaid in full.

     - Principal Assets -- 10 well servicing rigs and related equipment

     - Operating Region -- South Texas

     Harrison Well Service, Inc.

     - Purchase Price -- approximately $1.225 million, of which $600,000 is payable in cash and $625,000 is payable in a note that will be converted within 45 days after the completion of this offering into shares of our common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate.

     - Principal Assets -- 4 well servicing rigs and related equipment

     - Operating Region -- northern Permian Basin

                                USE OF PROCEEDS

     The net proceeds to Basic Energy from this offering are estimated to be approximately $51.6 million, or $59.4 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We plan to use the net proceeds from this offering, together with $20.0 million that we intend to borrow under the new CIT credit facility described later in this prospectus, as follows:

     - $16.2 million as the cash consideration, as adjusted for net assets, including the repayment of $1.65 million of convertible notes if not converted, to acquire the businesses and assets described under "The Company -- Current Acquisitions;"


     - $24.9 million to repay Senior Notes due 2004, plus an additional amount for accrued interest from March 31, 2000 to the date of repayment, held by ENA CLO I Holding Company I L.P., as assignee from JEDI II, referred to as ENA CLO I is this prospectus;



     - $17.3 million to pay down existing Subordinated Notes due 2004, plus an additional amount for accrued interest from March 31, 2000 to the date of repayment, held by ENA CLO I;


     - $3.3 million to repay long-term debt assumed in connection with the acquisitions;


     - $5.4 million to redeem the Series A Cumulative Preferred Stock, plus an additional amount for accrued dividends from March 31, 2000 to the date of redemption, held by JEDI II; and


     - $4.5 million for expenses in connection with the foregoing and for general corporate purposes.

     Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Certain Relationships and Related Party Transactions" and "Principal Stockholders" for a description of our outstanding indebtedness, our new credit facility with CIT and our relationship with JEDI II following this offering.


     The proceeds available above do not include proceeds from the sale of up to 500 shares of Series D Cumulative Preferred Stock that we have the right to sell to Enron North America Corp. (or its affiliates) at a purchase price of $10,000 per share in the event that the gross proceeds from this offering are less than $55 million. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity" below for a description of the terms of this standby commitment.


                                DIVIDEND POLICY

     We have not declared or paid any dividends on our common stock, and we do not currently anticipate declaring or paying any dividends on our common stock in the near future. We currently intend to retain all future earnings to fund the development and growth of our business. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

                                    DILUTION


     Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock from the initial public offering price. Adjusted net tangible book value per share represents the amount of the total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding assuming the conversion of the Series B Convertible Preferred Stock and including the shares issued to our Chief Executive Officer. At March 31, 2000, we had an adjusted net tangible book value of $(20.0) million or $(7.68) per share of common stock. After giving effect to the sale of 3,700,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share and after the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value at March 31, 2000 would have been $19.9 million or $3.10 per share. This represents an immediate increase in such net tangible book value of $10.78 per share to existing stockholders and an immediate and substantial dilution of $11.90 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $15.00
  Adjusted net tangible book value as of March 31, 2000.....  $(7.68)
  Increase attributable to new investors including parties
     in the current acquisitions(1).........................  $10.78
Pro forma net tangible book value after this offering(1)....           $ 3.10
                                                                       ------
Dilution in pro forma net tangible book value to new
  investors.................................................           $11.90
                                                                       ======


     The following table summarizes, on the pro forma basis set forth above as of March 31, 2000, the differences between existing stockholders (including purchasers in acquisitions that are contingent on the closing of this offering) and new investors in this offering with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average consideration paid per share (before the deduction of underwriting discounts and commissions and offering expenses):


                                  SHARES PURCHASED      TOTAL CONSIDERATION
                                 -------------------   ----------------------   AVERAGE PRICE
                                  NUMBER     PERCENT      AMOUNT      PERCENT     PER SHARE
                                 ---------   -------   ------------   -------   -------------
Existing Stockholders..........  2,601,612   40.2%     $ 25,335,000   30.4%        $ 9.74
Current acquisitions(2)........    168,334    2.6%        2,525,000    3.0%         15.00
New Public Investors...........  3,700,000   57.2%       55,500,000   66.6%         15.00
                                 ---------    ----     ------------    ----
          Total................  6,469,946    100%     $ 83,360,000    100%
                                 =========    ====     ============    ====


---------------

(1) Does not include the acquisition of Harrison Well Service, Inc. because that business is inactive. We have entered into a definitive agreement to purchase Harrison for approximately $1.225 million, of which $600,000 is payable in cash and $625,000 is payable in a note that will be converted into shares of our common stock valued at the initial public offering price.

(2) Includes shares of common stock to be issued in the acquisition of Harrison.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Basic Energy at March 31, 2000, (1) on an actual basis (giving effect to a 400-for-1 stock split) and
(2) pro forma for the acquisitions to be completed upon completion of this offering, the conversion of the Series B Convertible Preferred Stock into common stock, anticipated borrowings under the CIT credit facility and as adjusted to give effect to this offering and the application of the estimated net proceeds from this offering as set forth under "Use of Proceeds" as if each had occurred on March 31, 2000. The information was derived from and is qualified by reference to our financial statements included elsewhere in this prospectus. This information should be read in conjunction with these financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Unaudited Consolidated Pro Forma Financial Statements" included elsewhere in this prospectus. The amounts in the table below, other than share data, are in thousands.

                                                                   MARCH 31, 2000
                                                              -------------------------
                                                                           PRO FORMA
                                                               ACTUAL    AS ADJUSTED(1)
                                                              --------   --------------
Total debt, including current portion:
  Notes payable:
     Senior Notes due 2004..................................  $ 24,928      $     --
     Subordinated Notes due 2004............................    27,328        10,000
     Term loan under CIT credit facility....................                  20,000
  Other debt and obligations under capital leases...........     1,086            --
                                                              --------      --------
          Total debt, including current portion.............    53,342        30,000
Stockholders' equity:(2)
  Series A Cumulative Preferred Stock, $10,000 par value,
     1,000 shares authorized, 546 shares issued and
     outstanding; 0 shares issued and outstanding pro forma,
     as adjusted............................................     5,464            --
  Series B Convertible Preferred Stock, $1 par value, 1,000
     shares authorized, 1,000 shares issued and outstanding;
     0 shares issued and outstanding pro forma, as
     adjusted...............................................         1            --
  Series C Convertible Preferred Stock, $1,000 par value,
     one share authorized, one share issued and outstanding;
     0 shares issued and outstanding, pro forma, as
     adjusted...............................................         1            --
  Common stock, $.01 par value, 25,000,000 shares
     authorized, 1,852,348 shares issued and outstanding;
     6,428,279 shares issued and outstanding pro forma, as
     adjusted...............................................        19            64
  Additional Paid-in capital................................    25,845        78,405
  Deferred compensation.....................................      (624)         (624)
  Retained earnings (deficit)...............................   (44,517)      (44,756)
                                                              --------      --------
          Total stockholders' equity........................   (13,811)       33,089
                                                              --------      --------
          Total capitalization..............................  $ 39,531      $ 63,089
                                                              ========      ========

---------------
(1) Does not include the acquisition of Harrison because that business is inactive. We have entered into a definitive agreement to purchase Harrison for approximately $1.225 million, of which $600,000 is payable in cash and $625,000 is payable in a note that will be converted into shares of our common stock valued at the initial public offering price.


(2) Does not include sale of up to 500 shares of Series D Cumulative Preferred Stock that we have the right to sell to Enron North America Corp. (or its affiliates) at a purchase price of $10,000 per share in the event that the aggregate gross proceeds from this offering are less than $55 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity" below for a description of the terms of this standby commitment.

                            SELECTED FINANCIAL DATA



     The following tables set forth selected historical and pro forma financial information of Basic Energy for the periods shown. The pro forma income statement and other financial data gives effect to the offering of 3,700,000 shares at $15.00 per share and application of the proceeds, proposed borrowings under the CIT term note and five acquisitions that will be completed with the net proceeds from this offering as if each had occurred on January 1, 1999. The pro forma combined balance sheet data gives effect to these five acquisitions and to this offering as if each had been completed on March 31, 2000. The acquisition of Harrison Well Services, Inc. has been excluded from the pro forma data because that business is inactive. The pro forma income statement and other financial data set forth below is not necessarily indicative of the results that actually would have been achieved had these transactions been completed as of January 1, 1999, or that may be achieved in the future. The following information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this prospectus. The amounts for each historical annual period presented below were derived from the Company's audited financial statements. The amounts in the tables below, other than per share data, are in thousands.



                                                                                                                      PRO FORMA
                                                                                   PRO FORMA       THREE MONTHS      THREE MONTHS
                                          YEAR ENDED DECEMBER 31,                  YEAR ENDED     ENDED MARCH 31,       ENDED
                             --------------------------------------------------   DECEMBER 31,   -----------------    MARCH 31,
                              1995      1996       1997       1998       1999         1999        1999      2000         2000
                             ------   --------   --------   --------   --------   ------------   -------   -------   ------------
INCOME STATEMENT DATA:
Well servicing.............  $4,436   $  8,273   $ 20,920   $ 26,687   $ 24,453     $ 33,206     $ 4,728   $ 8,475     $11,102
Fluid services.............      --         --      5,214     18,632     12,878       19,925       2,721     4,405       6,302
                             ------   --------   --------   --------   --------     --------     -------   -------     -------
Total revenues.............   4,436      8,273     26,134     45,319     37,331       53,131       7,449    12,880      17,404
Costs and expenses:
  Well servicing...........   3,299      6,145     16,534     21,640     20,164       25,557       3,910     6,312       7,827
  Fluid services...........      --         --      3,469     13,009      9,613       14,812       2,030     3,123       4,437
  General and
    administrative(1)......     866      1,771      2,785      5,471      5,229        8,376       1,134     2,050       2,747
  Depreciation and
    amortization...........     448        863      2,931      8,624      6,747        8,665       1,687     1,692       2,122
  Impairment of long lived
    assets.................      --         --         --     22,671         --           --          --        --          --
Operating income (loss)....    (177)      (506)       415    (26,096)    (4,422)      (4,279)     (1,312)     (297)        271
Net interest expense.......     (70)       (71)    (1,423)    (6,903)    (5,965)      (2,998)     (1,815)   (1,543)       (702)
Gain (loss) on sale of
  assets...................      (1)       (31)       (30)       (93)      (301)        (104)          6        99         128
Other (income) expenses....      --         --         11       (974)        45           75           4         3           5
                             ------   --------   --------   --------   --------     --------     -------   -------     -------
Loss before income taxes...    (248)      (608)    (1,027)   (34,066)   (10,643)      (7,306)     (3,117)   (1,738)       (298)
Deferred income tax benefit
  (expense)................      80        160        230      5,770     (2,328)      (3,404)     (4,771)      566         131
                             ------   --------   --------   --------   --------     --------     -------   -------     -------
Net loss...................  $ (168)  $   (448)  $   (797)  $(28,296)  $(12,971)    $(10,710)    $(7,888)  $(1,172)    $  (167)
                             ======   ========   ========   ========   ========     ========     =======   =======     =======
Preferred stock
  dividends................      --         --         --         --        430           --          --       159          --
                             ------   --------   --------   --------   --------     --------     -------   -------     -------
Net loss to common
  stockholders' interest...  $ (168)  $   (448)  $   (797)  $(28,296)  $(13,401)    $(10,710)    $(7,888)  $(1,331)    $  (167)
Loss per common share......  $(0.37)  $  (0.66)  $  (0.72)  $ (16.18)        --           --     $ (4.51)       --          --
Pro forma net loss per
  share(2).................      --         --         --         --   $  (5.14)    $  (1.69)         --   $ (0.46)    $ (0.03)
OTHER FINANCIAL DATA:
Adjusted EBITDA(3).........  $  270   $    326   $  3,327   $  4,132   $  2,069     $  4,357     $   385   $ 1,497     $ 2,526
Cash flows from operating
  activities...............     104        210        (55)      (996)       865                      267       752
Cash flows from investing
  activities...............  (1,433)    (3,071)   (62,822)    (3,933)      (970)                     (58)   (1,063)
Cash flows from financing
  activities...............   1,291      3,384     68,853      1,238     (1,679)                    (859)     (231)
Capital expenditures:
  Acquisitions, net of cash
    acquired...............      --         --     56,076      1,800         --                       --       125
  Property and equipment...   1,328      3,165      6,585      2,435      2,287                      115       819

                                                                       AT DECEMBER 31,                   AT MARCH 31, 2000
                                                        ---------------------------------------------   --------------------
                                                         1995     1996     1997      1998      1999     ACTUAL    PRO FORMA
                                                        ------   ------   -------   -------   -------   -------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................  $   38   $  561   $ 6,537   $ 2,846   $ 1,062   $   520    $ 2,540
Net property and equipment............................   2,020    4,651    46,163    35,634    31,186    31,155     45,084
Total assets..........................................   2,993    6,585    87,119    53,327    46,861    47,580     75,169
Total long-term debt..................................      32      980    52,480    54,664    50,371    49,645     26,667
Total stockholders' equity (deficit)..................     234    6,585    23,360    (4,936)  (13,030)  (13,811)    33,089

---------------

(1) Includes approximately $390,000 of non-cash stock compensation expense for the three months ended March 31, 2000.

(2) Pro forma loss per common share is shown rather than loss per common share for the year ended December 31, 1999 and the three months ended March 31, 2000 in accordance with SEC guidelines. The information gives pro forma effect to the assumed redemption of the Series A Redeemable Preferred Stock, the conversion of Series B Convertible Preferred Stock into shares of common stock and the cancellation of the Series C Convertible Preferred Stock.


(3) Adjusted EBITDA means net income before net interest expense, income taxes, depreciation and amortization, and impairment charges. Adjusted EBITDA is presented because of its acceptance as a component of a company's potential valuation in comparison to companies in the same industry and of a company's ability to service or incur debt. Management interprets trends indicated by changes in adjusted EBITDA as an indicator of the effectiveness of its strategies in achieving revenue growth and controlling direct and indirect costs of services provided. Investors should consider that this measure does not take into consideration debt service, interest expenses, costs of capital, impairments of long lived assets, depreciation of property, the cost of replacing equipment or income taxes. Adjusted EBITDA should not be considered as an alternative to net income, income before income taxes, cash flows from operating activities or any other measure of financial performance presented in accordance with generally accepted accounting principles. Adjusted EBITDA is not a measure of financial performance under generally accepted accounting principles and is not intended to represent cash flow. Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

                               INDUSTRY OVERVIEW

INDUSTRY CONDITIONS

     The decline in oil and gas prices from late 1997 through early 1999 led to a substantial decrease in activity in the well service industry. However, increases in oil and gas prices since early 1999 have led to a rebound in oilfield activity as oil and gas producers have increased their maintenance activity and capital spending. This activity has translated into increased demand for workover services. The Guiberson Well Service Rig Count, which is indicative of activity in the well service industry, reflects this trend. In conjunction with lower oil prices, the Guiberson Well Service Rig Count declined from a peak of 3,766 active rigs in July 1997 to a low of 1904 active rigs in February 1999 and, as oil prices have increased, has since recovered to 2,734 active rigs in March 2000. From April 1, 2000 through May 19, 2000, the average daily closing WTI Spot Oil Price was $26.95.

                              [BAKER HUGHES CHART]

     In addition to their initial drilling and completion, most oil and gas wells will also require workover services during their productive lives. Drilling and workover services are typically part of the capital spending projects of oil and gas producers and are normally costly and time intensive. The return on these expenditures must exceed the producer's investment parameters before they are approved. Because a significant portion of a well's total production typically occurs in the first few years of production, near term expectations for oil and gas prices and the level of price volatility are the primary drivers of those projects. As prices recover and appear to stabilize above the producers' investment parameters, new projects are initiated.

     The Baker Hughes Land Drilling Rig Count is a direct indicator of capital spending in the oil and gas industry and an indirect indicator of demand for fluid services because most drilling projects require fluid services. As oil prices decreased from late 1997 through early 1999, the Baker Hughes Land Drilling Rig Count declined from 881 rigs in September 1997 to 380 rigs in April 1999. With the increase in oil prices since early 1999, the rig count has recovered to 639 rigs at the end of March 2000.

                     [BAKER HUGHES LAND DRILLING RIG COUNT]

COMPETITION AND MARKET

Well Servicing

     During the late 1970's, substantial new rig construction increased the total well servicing rig fleet. Over the last 20 years, the domestic well servicing fleet has declined substantially and the industry has experienced considerable consolidation. The excess capacity of rigs that has existed in the industry since the early 1980s has been reduced due to the lack of new rig construction, retirements due to mechanical problems, casualties and exports to foreign markets. We do not believe hourly rates currently charged for well servicing justify new rig construction.

     The industry has been comprised historically of a large number of small local contractors, several multi-regional contractors and even fewer large national contractors. However, recent consolidation, particularly during 1996 and 1997, has changed this competitive landscape. The industry consolidation affected companies of all sizes but mostly eliminated the larger regional companies.

     Based on the membership directory of the Association of Energy Servicing Companies and publicly available information, management estimates that in 1990 the industry was comprised of 301 contractors that owned approximately 3,846 well servicing rigs. Of these, three national companies controlled 1,249 rigs or approximately 32% of the total membership's fleet. No other contractor owned more than 100 rigs. Thirty companies owned fleets of 20 to 99 rigs representing 960 rigs or 25% of the industry's fleet, and the remaining 1,637 rigs or 43% were owned by 268 contractors.

     We believe that by the end of 1999 the industry had consolidated to approximately 125 contractors that currently own approximately 3,730 rigs. Two national companies, Key Energy Services, Inc. and Pool Well Services Co., own a combined 2,123 rigs or approximately 57% of the industry's fleet. We believe we have the third largest fleet with 141 rigs, or approximately 4% of the industry's fleet, including rigs that we will acquire upon completion of this offering. We believe no other company owns more than 50 rigs and a total of approximately 122 companies own the remaining 1,466 rigs or approximately 39% of the fleet.

     According to the Guiberson Well Service Rig Count, the total available well servicing rigs in the industry peaked at 8,063 in 1982, declined to 5,733 rigs in 1990 and currently stands at 3,730 rigs as of March 2000. Management believes that the actual number that may be put into use without significant capital expenditures may be as much as 20% below these estimates. The well servicing industry utilization rate bottomed at 50% in February 1999 with 1,904 of 3,775 rigs working. Industry utilization has since recovered to 73% in March 2000 with 2,734 of 3,730 rigs working. The average number of rigs working in 1997 was 3,507 or 94% of the rigs currently available. Should activity levels return to 1997 levels, we believe the availability of rigs may become constrained throughout the United States.

                                [DRESSER CHART]
---------------

* Reflects Guiberson's periodic, industry-wide rig census. A rig is defined as available if it is capable of being on location with a crew, within 48 hours, with $25,000 or less of capital expenditures.

Fluid Services

     Competitors in the fluid services industry are mostly small, regionally focused companies. There are currently no companies that have a dominant position on a nationwide basis. The level of activity in the fluid services industry is comprised of a relatively stable demand for services for the maintenance of producing wells and a highly variable demand for services used in the drilling and completion of new wells. As a result, the level of land drilling activity significantly affects the level of activity in the fluid services industry. While there are no industry wide statistics, the Baker Hughes Land Drilling Rig Count is an indirect indication of demand for fluid services because it directly reflects the level of land drilling activity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     Our growth strategy has emphasized increasing the breadth of services offered at the well site and expanding our market presence through acquisitions. In implementing this strategy we purchased businesses and equipment in 16 separate transactions from January 1996 to April 1998. We believe this growth through acquisitions makes comparisons between certain periods not directly applicable. In addition, our industry experienced a significant downturn in activity from late 1997 through mid-1999 and has since begun to rebound as oil and gas prices have recovered.


WELL SERVICING

     Revenues in our well servicing segment are derived from maintenance, workover, completion and plugging and abandonment services. We provide maintenance-related services as part of the normal, periodic upkeep of producing oil and gas wells. While these services represent a relatively consistent component of our business, they generally have lower operating margins. Workover and completion services are more profitable than maintenance work, but the demand for these services fluctuates more with the overall activity level in the industry. Our plugging and abandonment services have become a smaller part of our business but continue to produce consistent operating margins with stable demand.


     We charge our customers for services on an hourly basis at rates that are determined by the type of service and equipment required, market conditions in the region in which the rig operates, the ancillary equipment provided on the rig and the necessary personnel. We measure our activity levels by the total number of hours worked by all of the rigs in our fleet. We monitor our fleet utilization levels, with full utilization deemed to be 55 hours per week per rig. Through acquisitions of smaller contractors, our fleet has increased from only 27 rigs at the beginning of 1997 to 141 rigs, including rigs that we will acquire upon completion of this offering.


     The following is an analysis of our well servicing operations for each of the quarters in the three years ended December 31, 1999 and the first quarter of 2000:

                                             1997                                    1998                          1999
                             -------------------------------------   -------------------------------------   -----------------
                              3/31      6/30      9/30      12/31     3/31      6/30      9/30      12/31     3/31      6/30
     QUARTER ENDING --       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
WELL SERVICING:
 Weighted average number of
   rigs....................     27.3      40.0      56.4      81.1      84.0      88.2      89.0      89.0      89.0      89.0
 Billed rig hours..........   15,936    25,588    40,340    51,852    51,954    46,652    41,304    34,290    31,454    36,798
 Rig utilization rate......     81.1%     88.8%     99.3%     88.8%     85.9%     73.5%     64.5%     53.5%     49.1%     57.4%
 Revenue per rig hour......  $191.29   $160.05   $156.09   $144.25   $148.03   $149.77   $156.71   $161.46   $150.37   $148.44
 Operating cost per rig
   hour....................  $159.37   $132.10   $123.33   $108.75   $117.21   $116.87   $131.73   $135.85   $124.45   $125.33
                             -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
 Operating margin per rig
   hour....................  $ 31.92   $ 27.95   $ 32.76   $ 35.50   $ 30.82   $ 32.90   $ 24.98   $ 25.61   $ 25.92   $ 23.11
 Operating margin..........     16.7%     17.5%     21.0%     24.6%     20.8%     22.0%     15.9%     15.9%     17.2%     15.6%

                                   1999           2000
                             -----------------   -------
                              9/30      12/31     3/31
     QUARTER ENDING --       -------   -------   -------
WELL SERVICING:
 Weighted average number of
   rigs....................     89.0      91.9      91.0
 Billed rig hours..........   48,393    52,282    57,089
 Rig utilization rate......     75.5%     79.0%     87.1%
 Revenue per rig hour......  $140.79   $142.46   $148.44
 Operating cost per rig
   hour....................  $117.71   $113.65   $110.56
                             -------   -------   -------
 Operating margin per rig
   hour....................  $ 23.08   $ 28.81   $ 37.88
 Operating margin..........     16.4%     20.2%     25.5%

     The extremely low oil prices experienced from late 1997 through mid-1999 and low gas prices experienced during mid-1998 through mid-1999 significantly reduced demand for our well servicing rigs as many wells were shut in when mechanical problems developed and oil and gas producers restricted their capital spending for new drilling and workovers. Our full-fleet average utilization rate declined from an average of 99.3% in the third quarter of 1997 to 49.1% in the first quarter of 1999. Our well servicing business has since improved significantly with the rebound in oil and gas prices and the increase in the level of oilfield activity. Our well servicing rig utilization rate was 87.1% in the first quarter of 2000. This increase has been primarily the result of higher levels of regular maintenance work in addition to oil and gas producers attempting to rapidly and economically improve production to take advantage of higher oil and gas prices.

     As drilling and maintenance activity and, therefore our utilization, declined from late 1997 until mid-1999, our hourly rates also declined in response to attempts by well servicing companies to protect market share amidst shrinking demand for well servicing rigs. Our operating margins declined significantly during this period, as operating costs could not be reduced concurrently with the reduced utilization and lower rates. Our average revenue rates and operating margins declined from $156 per rig hour and 21.0%, respectively, in the third quarter of 1997 to $141 per rig hour and 16.4% in the third quarter of 1999. Our market has steadily improved since mid-1999, and we implemented price increases in October 1999 and January 2000 with little market resistance. This led to an increase in our average revenue rates and operating margins to $148 per rig hour and 25.5% in the first quarter of 2000. The combination of higher overall utilization, improved prices and operating margins has led to higher well servicing operating profits. Additionally, we implemented further price increases in April 2000.

FLUID SERVICES

     Revenues in our fluid services segment are derived through the sale, transportation, storage and disposal of fluids used in the drilling, production and maintenance of oil and gas wells. The fluid services segment has a base level of business consisting of transporting and disposing of salt water produced as a by-product of the production of oil and gas. These services are necessary for our customers and generally have a stable demand but typically produce lower relative operating margins than other parts of our fluid services segment. Our services for completion and workover projects are generally the most profitable part of our fluid services segment. These projects typically require fresh or brine water for making drilling mud, circulating fluids or frac fluids used during a job. These fluids require storage tanks and more frequent hauling and disposal. Because we can provide a full complement of fluid sales, trucking, storage and disposal required on most drilling and workover projects, the add-on services associated with increased drilling and workover activity generate higher margin contributions. The higher margins are due to the relatively small incremental labor costs associated with providing these services in addition to our base fluid services segment.

     Our fluid services revenues are driven by the number of working fluid service trucks in our fleet as well as the amount of add-on services required by our customers. We have increased our fluid service truck fleet through the acquisition of smaller operators. We started this business segment at the beginning of 1997 and we now have a total of 148 fluid service trucks, including trucks acquired with the proceeds from this offering.

     The following is an analysis of our fluid services operations for each of the quarters in the three years ended December 31, 1999 and the first quarter of 2000:


                                             1997                                    1998                          1999
                             -------------------------------------   -------------------------------------   -----------------
                              3/31      6/30      9/30      12/31     3/31      6/30      9/30      12/31     3/31      6/30
     QUARTER ENDING --       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
FLUID SERVICES:
 Weighted average number of
   fluid service trucks....      3.7       8.7      18.0      56.9     105.7     106.0     103.0     100.3      99.0      97.7
REVENUE PER FLUID SERVICE
 TRUCK:
 Transportation and
   disposal................  $36,028   $46,713   $34,343   $43,435   $39,106   $32,233   $28,169   $26,198   $22,377   $22,866
 Fluid storage tank
   rentals.................    4,041     3,705     4,281     9,080     6,480     5,112     3,276     3,462     1,951     2,374
 Fluid sales and other.....    6,438     9,086     6,891    12,588    10,906    10,162     7,659     6,201     3,141     3,766
                             -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
   Total...................  $46,507   $59,504   $45,515   $65,103   $56,492   $47,507   $39,104   $35,861   $27,469   $29,006
 Operating cost per
   fluid service truck.....  $30,578   $37,796   $28,892   $44,064   $37,083   $31,463   $29,749   $26,815   $20,376   $21,558
                             -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
 Operating margin per
   fluid service truck.....  $15,929   $21,708   $16,623   $21,038   $19,409   $16,044   $ 9,355   $ 9,047   $ 7,093   $ 7,448
 Operating margin..........     34.2%     36.5%     36.5%     32.3%     34.4%     33.8%     23.9%     25.2%     25.8%     25.7%

                                   1999           2000
                             -----------------   -------
                              9/30      12/31     3/31
     QUARTER ENDING --       -------   -------   -------
FLUID SERVICES:
 Weighted average number of
   fluid service trucks....     97.0      97.0      97.0
REVENUE PER FLUID SERVICE
 TRUCK:
 Transportation and
   disposal................  $26,480   $33,111   $35,576
 Fluid storage tank
   rentals.................    2,412     3,351     3,856
 Fluid sales and other.....    4,122     6,034     5,984
                             -------   -------   -------
   Total...................  $33,014   $42,496   $45,416
 Operating cost per
   fluid service truck.....  $26,143   $30,451   $32,193
                             -------   -------   -------
 Operating margin per
   fluid service truck.....  $ 6,871   $12,045   $13,223
 Operating margin..........     20.8%     28.3%     29.1%


     We gauge activity levels in our fluid services segment based on revenues and operating margin per fluid service truck. Reduced capital spending by oil and gas producers from late 1997 through early 1999 affected our fluid services segment more significantly than our well servicing segment. Our fluid services average quarterly revenues and operating margin in the fourth quarter of 1997 were $65,102 per fluid service truck and 32.3%, respectively. In the first quarter of 1999, our revenues and operating margin were $27,469 per fluid service truck and 25.8%, respectively. This decline in profitability resulted from lower tank rental revenues and fluid sales revenues and lower overall levels of business activity in base fluid services. Increased oilfield activity since mid-1999 has led to a recovery in our fluid services segment, but aggressive competition has prevented price increases from being implemented. Tank rental and fluid sales have shown modest price increases indicating an increase in drilling and workover activity. In the first quarter of 2000, our average quarterly revenues and operating margin increased to $45,416 per fluid service truck and 29.1%, respectively.

OPERATING COSTS

     Our operating costs are comprised primarily of labor and maintenance costs. Labor costs generally are variable and are incurred only while a well servicing rig is operating or while fluid services are being provided. With a reduced pool of workers, it is possible that we will have to raise wage rates to attract workers from other fields and retain or expand our current work force. We believe we will be able to increase our service rates to our customers to compensate for wage rate increases. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our fleet which are not directly tied to our level of business activity. Compensation for our administrative personnel in regional operating yards and in our corporate office are accounted for as general and administrative expenses. Insurance costs are generally a fixed cost and relate to the number of active rigs, trucks and other equipment in our fleet, our employee payroll and our safety record.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
  1999


     Revenues. Revenues increased 73% to $12.9 million in the first quarter of 2000 from $7.4 million in the first quarter of 1999. This increase was primarily due to increased oilfield service activity resulting from substantially higher oil prices and the higher utilization derived from the redeployment of equipment to take advantage of increasing activity in some of our markets. We operated 91 rigs in the first quarter of 2000 compared to 89 in the first quarter of 1999, which also contributed to the increase. We operated 97 fluid service trucks during both periods.


     Well servicing revenues increased 79% to $8.5 million in the first quarter of 2000 compared to $4.7 million in the first quarter of 1999. Our full-fleet utilization rate was 87.1% and revenue per rig hour was $148 in the first quarter of 2000 compared to 49.1% and $150 respectively for the first quarter of 1999. The higher rig utilization was due to the general increase in oil well maintenance activity caused by significantly higher oil prices and more aggressive marketing of our fleet in areas of increasing activity. The revenue rate per rig hour, while still below the rate per hour in the same period in 1999, increased from the rate of $142 per hour in the fourth quarter of 1999 and the low point of $141 per hour realized in the third quarter of 1999. The increasing rate per hour reflects the price increases that we implemented during the fourth quarter of 1999 and a further increase in January 2000.

     Fluid services revenues increased 62% to $4.4 million in the first quarter of 2000 from $2.7 million in the first quarter of 1999. We monitor fluid services revenues on an average revenue per truck basis and further categorize fluid services revenues into the three components of transportation and disposal revenues, fluid storage tank rentals and fluid sales and other services. For the first quarter of 2000, our average revenues per fluid service truck totaled $45,416, comprised of $35,576 for transportation and disposal services, $3,856 for fluid storage tank rentals and $5,984 for fluid sales and other. This compares to average revenues of $27,469 per truck during the same period in 1999, comprised of $22,377 for transportation and disposal services, $1,951 for fluid storage tank rentals and $3,141 for fluid sales and other services.

          Operating Expenses. Operating expenses, which primarily consist of labor, maintenance and fuel expenses, increased 59% to $9.4 million in the first quarter of 2000 from $5.9 million in the first quarter of

1999 as a result of higher utilization of our equipment. Operating expenses decreased to 73% of revenue for the period from 80% in the first quarter of 1999, as fixed operating costs such as field supervision, insurance and vehicle expenses were spread over a higher revenue base. We also benefited from tighter expense controls of direct labor costs that we implemented during the latter part of 1999.



     Operating expenses for the well servicing segment increased 61% to $6.3 million in the first quarter of 2000 from $3.9 million in the first quarter of 1999. Operating margins increased to 26% in the first quarter of 2000 compared to 17% in the same period in 1999 for the well servicing segment.



     Operating expenses for the fluid services segment increased 54% to $3.1 million in the first quarter of 2000 from $2.0 million in the first quarter of 1999. Operating margins for the fluid services segment increased to 29% in the first quarter of 2000 from 25% in the same period in 1999.


     We have historically earned higher margins from the fluid storage tank rentals and the fluid sales components of our fluid services segment compared to our trucking and disposal component due to the relatively low labor costs needed to provide those services. Revenues from the tank rental and fluid sales components generally increase as drilling activity increases in the areas where we provide those services. We believe, if the drilling activity in our markets continues to increase, additional revenue will be generated by these higher margin components of our business. This should result in an increase in our fluid services revenues and produce an overall higher margin for this segment of our business and the total company.


     General and Administrative Expenses. General and administrative expenses increased 81% to $2.1 million in the first quarter of 2000 from $1.1 million in the first quarter of 1999. We recorded a non-cash charge of approximately $390,000 in the first quarter of 2000 related to a stock award to our CEO at the time of his employment in April 1999 due to a change in the terms of his employment contract. Excluding this charge, the increase in general and administrative expenses would have been $526,000 or 46%. That increase primarily reflects higher salary and office expenses related to the expansion of our business into Oklahoma in the second quarter of 1999, additional administrative personnel as idle equipment was redeployed and activated and costs associated with preparing for our initial public offering. Excluding the two charges related to the stock award and the reduction in personnel, general and administrative costs of $1.6 million were 12% of revenue in the first quarter of 2000 compared to 15% of revenue in the same period in 1999.


     We expect our general and administrative costs, as a percent of revenue, will continue to decline as we integrate the acquisitions to be closed upon the completion of this offering. Each of the acquisitions have substantial accounting, legal, management and owner's cost associated with the business that can be substantially eliminated without affecting the level of service provided by those companies. We believe we will not have to increase our corporate overhead significantly to accommodate our larger operation following the acquisitions.


     Depreciation and Amortization Expenses. Depreciation and amortization expenses were $1.7 million for the first quarter of 2000 and 1999, reflecting no significant change in the size or investment in our asset base.



     Interest Expense. Interest expense decreased 16% to $1.6 million in the first quarter of 2000 from $1.9 million in the same period in 1999, reflecting the lower amount of debt we had in 2000 compared to 1999.


     Income Tax Expense (Benefit). Income taxes changed to a $.6 million benefit in the first quarter of 2000 from a $4.8 million expense for the same period in 1999. The change was due to a one-time deferred tax expense recorded in 1999 that resulted from a limitation on the future usage of our net operating losses incurred prior to the end of the first quarter of 1999. This limitation was based on a change of control in our ownership, as defined by the Internal Revenue Service, that resulted from the issuance of common stock in 1997 in combination with preferred stock issued in the first quarter of 1999. As of December 31, 1999, we had a net operating loss carryforward of $7.5 million available for future use.

     Net Loss. Our net loss decreased to $1.2 million in the first quarter of 2000 from $7.9 million in the first quarter of 1999. Excluding the non-cash charge to compensation expense for the stock award of approximately $390,000 discussed previously, our net loss would have been $782,000 in the first quarter of 2000. This improvement was due primarily to our substantial increase in revenue and margins in the first quarter of 2000 compared to the first quarter of 1999 and the effect of the tax adjustment that increased the net loss in the first quarter of 1999.


  Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     Revenues. Revenues decreased 18% to $37.3 million in 1999 from $45.3 million in 1998. This decrease in revenues was primarily attributable to a severe decline in oil prices, resulting in reduced oilfield service activity. We operated 92 well servicing rigs and 97 fluid service trucks at December 31, 1999 compared to 89 and 99, respectively, at the end of 1998.

     Well servicing revenues decreased 8% to $24.4 million in 1999 from $26.7 million in 1998. Revenues for the four quarters of 1999 were $4.7 million, $5.5 million, $6.8 million and $7.4 million, respectively. Revenues for the four quarters of 1998 were $7.7 million, $7.0 million, $6.5 million and $5.5 million, respectively. For the year ended December 31, 1999, our average rig utilization was 65.4% and our average revenue per rig hour was $145 as compared to 69.1% and $153, respectively, for the year ended December 31, 1998. Depressed oil prices and the corresponding reduction in well service activity caused a decrease in both rig utilization and pricing. As a result, revenues declined throughout 1998 and into early 1999. Revenues increased during the last three quarters of 1999 due to an increase in oil prices, which resulted in increased utilization of our rigs.

     Fluid services revenues decreased 31% to $12.9 million in 1999 from $18.6 million in 1998. Revenues for the four quarters of 1999 were $2.7 million, $2.9 million, $3.2 million and $4.1 million, respectively. Revenues for the four quarters of 1998 were $6.0 million, $5.0 million, $4.0 million and $3.6 million, respectively. We categorize truck revenues into three components which include transportation and disposal revenues directly earned by each fluid service truck, the revenues per fluid service truck generated by fluid storage tank rental, and the revenues per fluid service truck generated by fluid sales and other services. For the year ended December 31, 1999, our total average quarterly revenues per fluid service truck were $32,961, comprised of $26,183 for transportation and other services, $2,519 for fluid storage tank rentals and $4,259 for fluid sales and other services. This compares to total average quarterly revenues of $44,895 for the year ended December 31, 1998, comprised of $31,516 for transportation and disposal services, $4,606 for fluid storage tank rentals and $8,773 for fluid sales and other services. Transportation and disposal revenues per fluid service truck decreased throughout 1998 and early 1999 and then increased during the last nine months of 1999, which corresponded to the fall and subsequent rise of oil prices. Fluid storage tank rental, fluid sales and other revenues also declined with falling oil prices but have risen more slowly than transportation and disposal fluid service truck revenues as oil prices have risen. These two sources of revenues historically have fluctuated based on the drilling rig count and are expected to increase as a reflection of higher oil prices.

     Operating Expenses. Operating expenses, which principally consist of labor, maintenance and fuel expenses, decreased 14% to $29.8 million in 1999 from $34.6 million in 1998. Operating expenses as a percentage of revenues increased from 76% in 1998 to 80% in 1999. The increase was due to certain fixed costs that remained in 1999 despite the overall business decline and was due to the cost of putting inactive equipment back into service in the last two quarters of 1999.

     Operating expenses for the well servicing segment decreased 7% to $20.2 million in 1999 from $21.6 million in 1998. Well servicing expenses for the four quarters of 1999 were $3.9 million, $4.6 million, $5.7 million and $6.0 million, respectively. Well servicing expenses for the four quarters of 1998 were $6.1 million, $5.5 million, $5.4 million and $4.6 million, respectively. Operating margins for the four quarters of 1999 were 17.2%, 15.6%, 16.4% and 20.2% compared to 20.8%, 22.0%, 15.9% and 15.9% for the same periods in 1998. We estimate that $700,000 in expenses were incurred in the well servicing segment in the last two quarters of 1999 to put inactive rigs and related equipment back into working condition.

     Operating expenses for the fluid services segment decreased 26% to $9.6 million in 1999 from $13.0 million in 1998. Fluid services expenses for the four quarters of 1999 were $2.0 million, $2.1 million, $2.5 million $3.0 million, respectively. Fluid services expenses for the four quarters of 1998 were $3.9 million, $3.3 million, $3.1 million and $2.7 million, respectively. Operating margins for the four quarters of 1999 were 25.8%, 25.7%, 20.8% and 28.3% compared to 34.4%, 33.8%, 23.9% and 25.2% for the same periods in 1998. We estimate that $115,000 in expenses were incurred in the fluid services segment in the last two quarters of 1999 to put inactive trucks and related equipment back into working condition and to relocate trucks into areas where their utilization would be higher.

     General and Administrative Expenses. General and administrative expenses decreased 4% to $5.2 million in 1999 from $5.5 million in 1998. This primarily reflects cost cutting measures taken after we hired a new chief executive officer in early 1999. As a percentage of revenues, general and administrative expenses increased from 12% in 1998 to 14% in 1999 due to certain fixed general and administrative expenses that remained relatively constant as revenues declined in 1999 due to depressed oil prices. These cost cutting measures would have resulted in a net savings of general and administrative salaries expenses of an additional $125,000 if they had been in effect for the entire year.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses decreased 22% to $6.7 million in 1999 from $8.6 million in 1998. The decrease in depreciation from 1998 to 1999 was due to a $22.7 million write-down of assets that occurred at the end of 1998. Only one small acquisition was made in early 1998 compared to none in 1999, and capital spending was held to minimal levels due to depressed oil prices, resulting in virtually no increase in depreciation in 1999 due to capital spending.

     Interest Expense. Interest expense for the year ended December 31, 1999 decreased 15% to $6.1 million in 1999 from $7.2 million in 1998. The decrease was due to a decrease in long-term debt as a result of a refinancing in March 1999 and to a decrease in amortization of debt issuance costs.

     Income Tax Expense. Income tax expense totaled $2.3 million for 1999 because of a loss of net operating loss carryforwards as described in Note 6 of the financial statements. Due to the loss of these net operating loss carryforwards, a related valuation allowance was also reversed during 1999. As a result, future taxable income, if any, will be more likely to create current tax payable. As of December 31, 1999, we had a net operating loss carryforward of $7.5 million available for future use.

     Net Loss. Our net loss decreased 54% to $13.0 million in 1999 from $28.3 million in 1998. This decrease was primarily due to a $22.7 million asset impairment charge incurred at the end of 1998.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Revenues increased 73% to $45.3 million in 1998 from $26.1 million in 1997. Well servicing revenues increased 28% to $26.7 million in 1998 from $20.9 million in 1997. Fluid services revenues increased 257% to $18.6 million in 1998 from $5.2 million in 1997. Revenues increased in 1998 primarily because of several acquisitions in late 1997. We operated 89 well servicing rigs and 99 fluid service trucks at the end of 1998 compared to 84 and 107 respectively at the end of 1997.

     In our well servicing segment, rig utilization decreased from 88.8% in the last quarter of 1997 to 53.5% in the last quarter of 1998 due to a decrease in oil prices. Even with lower utilization in 1998, our well servicing revenues increased in 1998 because of the increase in the number of rigs we owned throughout 1998 compared to 1997. The full service plugging and abandonment portion of our well servicing segment typically has higher revenues and expenses per rig hour and a lower percentage of operating margin than our other well servicing operations. This portion of our business has remained relatively stable with six rigs operating in this area in both 1997 and 1998. As other well servicing rigs were added, the relatively lower hourly rates of these rigs caused a downward trend in both revenues and expenses hourly rates in 1997 and part of 1998. At the same time, the higher direct margins associated with these additional well servicing rigs caused an upward trend in operating margin percentages, with margins increasing from 23.2% in the first quarter of 1997 to 24.5% in the second quarter of 1998. Margin decreases in the last half of 1998 were due to the downturn in business related to declining oil prices.

     We began our fluid services business in 1997 through several acquisitions, most of which occurred in the fourth quarter of 1997. As a result, quarterly comparisons of 1998 to 1997 and comparison of our segmented data are not directly applicable. The decline in oil prices and industry activity decreased our total quarter revenues for fluid service trucks throughout 1998 from $65,102 in the last quarter of 1997 to $35,862 in the last quarter of 1998. Fluid services revenues would have also declined in 1998 if we had not had more trucks available due to acquisitions.

     Operating Expenses. Operating expenses increased 73% to $34.6 million in 1998 from $20.0 million in 1997. Well servicing expenses increased 31% to $21.6 million in 1998 from $16.5 million in 1997. Fluid services expenses increased 275% to $13.0 million in 1998 from $3.5 million in 1997. The change was primarily due to several acquisitions in both business segments. Operating expenses as a percentage of revenues was 76.5% in both 1997 and 1998. We believe that operating expenses would have been higher in 1997 than in 1998 if an equal amount of equipment had been available for both years due to higher equipment utilization in 1997 prior to the decline in oil prices.

     General and Administrative Expenses. General and administrative expenses increased 96% to $5.5 million in 1998 from $2.8 million in 1997. This increase was due primarily to increased staffing and other administrative costs to accommodate our growth through acquisitions. As a percentage of revenues, general and administrative expenses increased from 10.7% in 1997 to 12.1% in 1998, as we had certain fixed general and administrative expenses that remained relatively constant as revenues disproportionately declined in 1998 due to the lower oil prices.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 194% to $8.6 million in 1998 from $2.9 million in 1997. This increase was attributable primarily to the impact of the additional equipment that we were depreciating as a result of acquisitions.

     Impairment Charges. At December 31, 1998, we recorded an impairment loss on our well servicing and fluid services business segments of approximately $1.4 million and $21.3 million, respectively, for a total impairment of approximately $22.7 million. In determining if an impairment loss was indicated, we projected future undiscounted cash flows through the estimated life of each asset, for each of our well servicing rigs and by local service area for our trucks and water stations, based on generally increasing utilization rates based on management's expectations, hours, estimated future rates and expenses. If an impairment was indicated, the carrying value of the related goodwill was reduced first. If additional impairment was indicated, the related equipment was reduced to the estimated fair market value, based upon a recent appraisal.

     Interest Expense. Interest expense increased 375% to $7.2 million in 1998 from $1.5 million in 1997. This increase was attributable to additional borrowings incurred to finance acquisitions.

     Net Loss. Our net loss increased to $28.3 million in 1998 from $0.8 million in 1997, primarily due to the $22.7 million asset impairment charge incurred at the end of 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Funding for our business activities has historically been provided by operating cash flows, bank borrowings and private sales of equity.

     Net cash used in our operations was $55,000 in 1997 and $996,000 in 1998. Net cash provided by our operations was $865,000 in 1999 and $752,000 in the first quarter of 2000. Growth from well service acquisitions increased net cash, but was offset by increased working capital needs associated with acquisitions. Net cash was also affected by an increase in well service rates through 1997 followed by decreases in rates and utilization in 1998 and 1999.

     Net cash used in investing activities by Basic Energy was $62.8 million in 1997, $3.9 million in 1998, $970,000 in 1999 and $1.1 million in the first quarter of 2000. Acquisitions were the primary uses of funds. We expect to continue to make acquisitions, subject to available financing. During the last quarter of 1999 and the first quarter of 2000, we entered into definitive agreements, all of which are contingent upon the consummation of this offering, to acquire five well services businesses and the stock of a sixth corporation with four inactive rigs for an aggregate cash purchase price of approximately $14.5 million, as adjusted for the net financial assets at the closing of this offering, plus $4.3 million in notes or warrants that are convertible into or exercisable for shares of our common stock.


     Net cash provided by our financing activities was $68.9 million in 1997 and $1.2 million in 1998. Private equity issuances and acquisition related borrowings were the primary sources of funds. Net cash used in financing activities for our operations for 1999 was $1.7 million, consisting primarily of $.5 million in repayment of long-term debt, $.1 million in preferred dividends and $1.1 million in deferred loan costs. Cash used in financing activities for the first quarter of 2000 was $231,000.

     At March 31, 2000, we had net working capital of $(245,000), which included $3.7 million as the current portion of long-term debt.


     On March 31, 1999, we entered into three securities purchase agreements, referred to collectively as the "Credit Facility" in this prospectus, that provided for $54.4 million in borrowings and issuances of preferred stock. The proceeds of this Credit Facility were used to retire Senior Secured Increasing Rate Notes due 1999 issued under a previous facility from JEDI II. The Credit Facility is comprised of a Senior Credit Facility, a Senior Subordinated Credit Facility and three classes of preferred stock, as follows:



     The senior notes under the Senior Credit Facility are currently held by ENA CLO I. JEDI II and Enron North America Corp. transferred the senior notes to ENA CLO I in December in connection with a securitization transaction in which ENA CLO I acquired a pool of financial assets, including the senior notes, from Enron North America Corp., JEDI II and other affiliates of Enron North America Corp. Substantially all of the economic interest in ENA CLO I and its assets is owned by parties that are unrelated to Enron North America Corp., JEDI II and their affiliates. Enron North America Corp. manages the assets of ENA CLO I, including the senior notes, pursuant to an asset management and servicing agreement with ENA CLO I. The general partner of JEDI II is an indirect wholly owned subsidiary of Enron Corp. The limited partners of JEDI II are CalPERS and an indirect wholly owned subsidiary of Enron Corp.



     The senior notes currently have a principal balance of $24.4 million with quarterly interest payable at a rate per year of 250 basis points above the six month London Interbank Offered Rate beginning March 31, 1999. These notes will be repaid in their entirety with the net proceeds of this offering and the term loan from CIT described below. ENA CLO I has deferred the interest payable on March 31, 2000 of $500,000 until the earlier of the closing of this offering or June 30, 2000. All outstanding principal and accrued and unpaid interest is due and payable in full on June 30, 2004. The principal is payable quarterly in the amount of approximately $872,000 beginning September 30, 2000, based on a seven year amortization of principal beginning June 30, 2000 and a final balloon payment due on June 30, 2004 for the remaining unpaid balance. ENA CLO I has agreed to reduce the principal payable on September 30, 2000 and December 31, 2000 to approximately $436,000 on each payment date from approximately $872,000 provided that we repay the difference between the amortized amounts due and the amounts paid on each of these dates on or before March 31, 2001.



     The principal amount of the subordinated notes under the Senior Subordinated Credit Facility will be paid down to $10 million with the net proceeds of this offering and the term loan from CIT described below. These subordinated notes currently have a principal balance of $25 million with quarterly interest payable at a rate of 10% per year beginning March 31, 1999 or a rate of 12% if interest payments were deferred. As amended in connection with this offering, interest will be payable in cash at a rate of 12% per annum. Basic Energy deferred the quarterly interest payments due September 30, 1999 through March 31, 2000. Accrued interest outstanding as of March 31, 2000 was $2.3 million. All deferred interest payments, together with interest on these payments, will be repaid with the net proceeds of this offering. All principal and accrued and unpaid interest is due and payable in full on June 30, 2004.

     JEDI II initially was issued 500 shares of Series A Cumulative Preferred Stock, $10,000 par value per share ($5,000,000), with a dividend payable quarterly of 10% per year. We may choose to pay dividends in kind on the Series A Preferred at a rate of 12% per year. We paid the dividends due September 30, 1999 through March 31, 2000 in kind. Accordingly, the number of shares of Series A Cumulative Preferred Stock owned by JEDI II as of March 31, 2000 was 546.4.


     We may redeem all of the shares of Series A Preferred at any time, at a redemption price of $10,000 per share, together with accrued and unpaid dividends to the date of redemption. The Series A Preferred will be redeemed with the net proceeds of this offering.

     JEDI II owns 1,000 shares of Series B Convertible Preferred Stock, $1 par value per share, with dividends payable only if dividends are paid on our common stock. The number of shares of the common stock into which the Series B Preferred is convertible varies based upon the timing of the repayment in full of the Series A Preferred. Assuming the repayment of the Series A Preferred prior to June 30, 2000 with the net proceeds of this offering, the Series B Preferred will be converted into 749,264 shares of common stock.

     JEDI II also owns one share of Series C Convertible Preferred Stock, $1,000 par value, with dividends payable only if dividends are paid on our common stock. The number of shares of common stock into which the Series C Preferred is convertible varies based upon the timing of the redemption of the Series A Preferred. Assuming the repayment of the Series A Preferred prior to June 30, 2000 with the net proceeds of this offering, the Series C Preferred will not be convertible into any shares of common stock. Upon completion of this offering, the Series C Preferred will be canceled in exchange for the payment of $1,000. Accordingly, there will be no outstanding shares of Series A, Series B or Series C Preferred Stock after the closing of this offering.


     The subordinated notes to remain outstanding after the offering contain covenants that, among other actions, restrict dividends, investments and the sale of assets. Additionally, the covenants currently require us to maintain a fixed charge coverage ratio of at least 1:1 for each quarter beginning June 30, 2000. The fixed charge coverage ratio measures the sum of the company's payments of long-term debt principal, lease expense, interest expense and capital expenditures against adjusted EBITDA for the latest four fiscal quarters. ENA CLO I recently waived various breaches of the covenants that would result from the offering and the acquisitions as well as certain related party transactions and the capital expenditures made by us in 1999. The credit facility relating to the subordinated notes will be amended in connection with the new CIT credit facility to conform the subordinated notes covenants to the CIT credit facility covenants.



     The exchange of the Credit Facility in satisfaction of the previous facility from JEDI II was accounted for with no associated gain or loss. At March 31, 1999, we were experiencing significant negative cash flow, oil prices were at historic lows and well service and drilling rig activity was trending toward a historic low. With approximately $49.4 million in debt and $5 million in preferred equity we had a negative book value. We recorded the preferred stock component of the Credit Facility at an estimated fair value of $5 million based upon the liquidation preference associated with the preferred stock and the nominal value of the common stock conversion provisions.



     Directly as a result of the exchange described above, our net operating loss carryforwards for federal income taxes were effectively reduced to zero at March 31, 1999 under Section 382 of the Internal Revenue Code. In addition, the deferred tax asset valuation related to these net operating loss carryforwards was reversed. These lost carryforwards will no longer be available to offset future taxable income, therefore, we will be more likely to incur federal income tax liabilities. Deferred tax assets related to operating loss carryforwards existing at December 31, 1999 arose from losses occurring subsequent to March 31, 1999.

     Concurrently with the completion of this offering, we will enter into a $30 million credit facility with The CIT Group. The following is a summary of the material terms of the CIT credit facility, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

     The CIT credit facility consists of two tranches:

     - a $20 million term loan facility; and

     - up to a $10 million revolving credit facility.


The indebtedness under the CIT credit facility will rank senior to the outstanding secured subordinated notes.


     The CIT credit facility will have an initial term of three years with automatic annual renewals unless terminated by us on the initial anniversary date in 2003 or any subsequent anniversary date with 60 days notice.

     Indebtedness under the revolving loans will bear interest at our option at either the Chase Bank Rate plus .50% or Libor plus 3.0%, as those terms are defined in the CIT credit facility. Indebtedness under the term loan will bear interest at our option at either the Chase Bank Rate plus 1.25% or Libor plus 3.75%.


     We will grant CIT a first lien on all of our present and future accounts receivable, inventory and other property owned by us, and we will be prohibited generally from granting additional liens other than the liens in favor of ENA CLO I in connection with the subordinated notes. The CIT credit facility will contain warranties, representations, covenants and events of default as are customary for financing transactions of this type.


     Enron North America Corp. has agreed, if requested by us pursuant to a subscription agreement, to purchase up to 500 shares of Series D Cumulative Preferred Stock at a purchase price of $10,000 per share in the event that the aggregate offering price of shares sold in this initial public offering of common stock is less than $55 million. If these shares of preferred stock are sold, the use of proceeds from this sale will be the same as the use of proceeds from this offering.

     If issued, the Series D Preferred Stock will rank senior to all other classes and series of our equity securities as to redemption, dividends and liquidation unless the holder of the Series D Preferred Stock approves the issuance of equity securities that are not junior to the rights of the Series D Preferred Stock. Dividends on the Series D Preferred Stock will accrue at an annual rate of 12% until June 30, 2001, 14% after June 30, 2001 until June 30, 2002 and 16% thereafter and will be payable quarterly in cash commencing September 30, 2000. The Series D Preferred Stock will have a liquidation preference of $10,000 per share. The Series D Preferred Stock will be redeemable by us at any time prior to December 31, 2000 for an amount equal to the liquidation preference plus accrued and unpaid dividends. After December 31, 2000, the Series D Preferred Stock will be redeemable by us for an amount equal to 110% of the liquidation preference plus accrued and unpaid dividends. Pursuant to the subscription agreement, we have also agreed that at any time shares of the Series D Preferred Stock remain outstanding, we will not incur an aggregate amount of "Indebtedness" (as defined in the subscription agreement) in excess of $40 million without the consent of Enron North America, unless the Indebtedness is used to redeem all of the shares of Series D Preferred Stock.


     We believe that cash flow from operations, when combined with the net proceeds from this offering, availability under the new credit facility with CIT that we will enter into prior to the completion of this offering, and the sale of Series D Preferred Stock, if necessary, will be sufficient for planned operating, capital expenditure and debt service requirements for at least the next twelve months. We also believe that we will be in compliance with all covenants under the new CIT credit facility and subordinated notes credit facility as amended. After applying the net proceeds from the offering, we will have no current principal payments on any indebtedness other than approximately $303,000 per month, plus interest, under the term loan with CIT and any indebtedness incurred in the ordinary course of business. We intend to finance our acquisition strategy through borrowings under our new credit facility, cash flow from operations and the issuance of additional equity.

RECENT ACCOUNTING PRONOUNCEMENTS


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities", which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. FAS 133, as amended by FAS 137, is required to be implemented for all fiscal quarters of all fiscal years beginning after June 15, 2000. Early adoption is permitted. We have not completed the evaluation of the potential effects of implementing FAS 133.

                                    BUSINESS

GENERAL

     We provide a range of well site services that are fundamental to the drilling and maintenance of oil and gas wells. Our well servicing business is performed with well servicing rigs. A well servicing rig facilitates most procedures performed on existing oil and gas wells and is used to hoist equipment and tools into and out of the well bore in connection with:

     - new well completions;

     - well maintenance;

     - workovers, including horizontal re-completions; and

     - plugging and abandonment services.

     Our fluid services business utilizes fluid service trucks, including vacuum, transport, kill and hot oil trucks, fluid storage tanks, including frac and test tanks, and fresh water and brine water wells. Fluid services include:

     - fresh water and brine water sales from company-owned wells;

     - fluids transportation to and from drilling and workover locations;

     - fluid storage tank rentals;

     - produced salt water transportation for disposal; and

     - oilfield fluid disposal well operation.

     We have operations in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana. We began our operations in West Texas in 1992 and subsequently expanded to eastern New Mexico, East Texas, South Texas and Oklahoma.

BUSINESS STRATEGY

     We believe we have become successful in our markets by establishing a reputation for high quality equipment and well-trained crews that operate within stringent safety guidelines. Our business strategy is designed to take advantage of those strengths and capture growth opportunities within the well service industry.

     PROVIDE COMPLEMENTARY WELL SITE SERVICES. Our ability to provide complementary services allows our customers to use fewer service providers, reducing our customers' administrative costs and simplifying their logistics. A customer typically begins a new maintenance or workover project by securing access to a well servicing rig. As a result, our rigs are often the first equipment to arrive at the well site for a job and the last to leave. A project may then lead to the need for fluid handling or other services. In addition to the convenience provided to the customer, our complementary well site services give us a competitive advantage over smaller companies that offer fewer services. The additional services allow us to generate more business from existing customers, increase our operating margins and allocate our overhead costs over a larger revenue base.

     GROW THROUGH SELECTIVE ACQUISITIONS. We intend to expand our existing businesses and to add new services through the acquisition of additional well service companies and equipment. Numerous acquisition candidates exist, and we believe we are well positioned to take advantage of these opportunities. We intend to pursue our acquisition strategy while maintaining a conservative capital structure. We seek to acquire businesses with strong customer relationships, well-maintained equipment and experienced and skilled personnel. Our objectives for this acquisition strategy are:

     - to improve profitability by increasing the breadth of services we offer at the well site;

     - to minimize operating and administrative costs;

     - to deploy equipment more efficiently; and

     - to increase our marketing effectiveness.

     FOCUS OPERATIONS ON AREAS OF HIGHEST CONCENTRATION OF ONSHORE DOMESTIC OIL AND GAS PRODUCTION. Onshore oil and gas production in the United States is highly concentrated in Texas, New Mexico, Oklahoma and Louisiana. In 1998, these states accounted for over 58% and 71% of the United States onshore oil and gas production, respectively, excluding Alaska. We estimate there are more than 150,000 oil wells and 50,000 gas wells within our market areas, all of which require periodic maintenance throughout their productive life. We believe that each of our operating regions provides us with significant opportunities for internal growth, diversification of services and growth through acquisitions due to the following attributes:

     - densely drilled reservoirs with numerous producing wells, providing a large market for our maintenance services;

     - further development potential, requiring additional capital spending by our customers; and

     - proximity to one another, allowing for efficient deployment of our assets.

     OPERATE AND MARKET THROUGH LOCAL MANAGEMENT. We believe that our decentralized operating management is consistent with the regional nature of the well service industry. Well service purchase decisions typically are made on a local level. Because our managers live and work in these areas and are directly responsible for all aspects of their area's performance, we believe our organization is more responsive to our customers' needs than our competitors with more centralized operations. Moreover, we believe that the autonomy offered by our local management strategy is attractive to potential sellers of well service companies and their employees who may consider joining our management team. Our decentralized operations are supported by our corporate office in Midland, Texas, which monitors operating performance on a daily basis and provides risk management and financial controls.

OVERVIEW OF SERVICES

     We provide well site services to a variety of customers ranging from small local oil and gas producers to large major oil companies. During 1999, we provided services to more than 1,000 customers, the largest of which accounted for less than 7% of our total revenues.

  Well Servicing Segment

     During 1999, our well servicing segment represented approximately 66% of our revenue. This business segment encompasses a full range of services performed with a mobile well servicing rig, also commonly referred to as a workover rig, and ancillary equipment. Our rigs and personnel provide the means for hoisting equipment and tools into and out of the wellbore as various operations are performed to maintain and improve production throughout the productive life of an oil and gas well. We generally charge our customers an hourly rate for these services, which varies based on a number of considerations including market conditions in each region, the type of rig and ancillary equipment required, and the necessary personnel.

     The largest portion of our activity in this segment is routine maintenance work involving removal, repair and replacement of downhole equipment and restoration of the well to production. We also facilitate the specialized production enhancement and well repair operations performed by other oilfield service companies by removing the equipment from the well bore, hoisting the tools and equipment required by the operation into and out of the well, and returning the well to production after the operation is completed. Regardless of the type of work being performed on the well, our personnel and rigs are often the first to arrive at the well site and the last to leave.

     Including rigs that we will acquire upon completion of this offering, our fleet includes 141 well servicing rigs. Three of these rigs are held under capital leases with a purchase option. Pro forma for the offering, we operate from 18 facilities in Texas, New Mexico and Oklahoma, most of which are used jointly for both our business segments. Our rigs are mobile units that generally operate within a radius of approximately 75 to 100 miles from their respective bases. The average age of our rigs is approximately 20 years. The following table sets forth the location, characteristics and number of the 141 well servicing rigs operated by us, including acquisitions made with the proceeds from this offering:

                                                                    OPERATING REGION
                                                    ------------------------------------------------
                                                              EAST TEXAS/
                                       RATED        PERMIAN      NORTH      SOUTH
RIG TYPE                              CAPACITY       BASIN     LOUISIANA    TEXAS   OKLAHOMA   TOTAL
--------                           --------------   -------   -----------   -----   --------   -----
Swab.............................       N/A             2         --         10        2         14
Light Duty.......................    < 100 tons        33          1          3       --         37
Medium Duty......................   100-125 tons       61          8          2        7         78
Heavy Duty.......................    > 125 tons        12         --         --       --         12
                                                      ---          --        --        --       ---
   Total by Market...............                     108          9         15        9        141

  Maintenance

     Regular maintenance on oil wells is generally required throughout the life of a well to ensure efficient and continuous operation. We believe regular maintenance comprises the largest portion of our work in this business segment. We provide well servicing rigs, equipment and crews for these maintenance services. Maintenance services are often performed on a series of wells in proximity to each other and typically require less than 48 hours per well. These services consist of routine mechanical repairs necessary to maintain production from the wells, such as repairing inoperable pumping equipment in an oil well or replacing defective tubing in a gas well, and removing debris such as sand and paraffin from the well. Other services include pulling the rods, tubing, pumps and other downhole equipment out of the well bore to identify and repair a production problem. These downhole equipment failures are typically caused by the repetitive pumping action of an oil well. Corrosion, water cut, grade of oil, sand production and other factors can also result in frequent failures of downhole equipment. Few gas wells have mechanical pumping systems in the well bore, and, as a result, regular maintenance work on gas wells in our markets is not a significant part of our business.

     The need for these services does not directly depend on the level of drilling activity, although it is somewhat impacted by short-term fluctuations in oil and gas prices. Our demand for maintenance services is affected by changes in the total number of producing oil and gas wells in our geographic service areas. Accordingly, maintenance services generally experiences relatively stable demand. Maintenance work, however, typically generates low operating margins due to the limited need for auxiliary equipment and related services. This is also the most competitive portion of the well servicing market due to the use of lighter rigs and smaller crews.

     Our regular well maintenance services involve relatively low cost, short duration jobs which are part of normal well operating costs. Demand for well maintenance is driven primarily by the production requirements of the local oil or gas fields and, to a lesser degree, the actual prices received for oil and gas. Well operators cannot delay all maintenance work without a significant impact on production. Operators may, however, choose to temporarily shut in producing wells when oil or gas prices are too low to justify additional expenditures, including maintenance.

  Workover

     In addition to periodic maintenance, producing oil and gas wells occasionally require major repairs or modifications called "workovers," which are typically more complex and more time consuming than maintenance operations. Workover services include extensions of existing wells to drain new formations either through perforating the well casing to expose additional productive zones not previously produced, deepening wellbores to new zones or the drilling of lateral wellbores to improve reservoir drainage patterns. Our workover rigs are also used to convert former producing wells to injection wells through which water or carbon dioxide is then pumped into the formation for enhanced oil recovery operations. Workovers also include major subsurface repairs such as repair or replacement of well casing, recovery or replacement of tubing and removal of foreign objects from the wellbore. These extensive workover operations are normally performed by a workover rig with additional specialized auxiliary equipment, which may include rotary drilling equipment, mud pumps, mud tanks and fishing tools, depending upon the particular type of workover operation. Most of our well servicing rigs are designed to perform complex workover operations. A workover may require a few days to several weeks and generally requires additional auxiliary equipment. The demand for workover services is sensitive to oil and gas producers' intermediate and long term expectations for oil and gas prices. As oil and gas prices increase, the level of workover activity tends to increase as oil and gas producers seek to increase output by enhancing the efficiency of their wells.

  New Well Completion

     New well completion services involve the preparation of newly drilled wells for production. The completion process may involve selectively perforating the well casing in the productive zones to allow oil or gas to flow into the wellbore, stimulating and testing these zones and installing the production string and other downhole equipment. We provide well servicing rigs to assist in this completion process. Newly drilled wells are frequently completed by well servicing rigs to minimize the use of higher cost drilling rigs in the completion process. The completion process typically requires a few days to several weeks, depending on the nature and type of the completion, and generally requires additional auxiliary equipment. Accordingly, completion services require less well-to-well mobilization of equipment and generally provide higher operating margins than regular maintenance work. The demand for completion services is directly related to drilling activity levels, which are sensitive to expectations relating to and changes in oil and gas prices.

  Plugging and Abandonment

     Well servicing rigs are also used in the process of permanently closing oil and gas wells no longer capable of producing in economic quantities at the end of their productive life. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging and abandonment work. Many well operators bid this work on a "turnkey" basis, requiring the service company to perform the entire job, including the sale or disposal of equipment salvaged from the well as part of the compensation received, and complying with state regulatory requirements. The plugging and abandonment market can provide favorable operating margins and is less sensitive to oil and gas pricing than drilling and workover activity since well operators must plug a well in accordance with state regulations when it is no longer productive. We currently have five rigs equipped to perform full service plugging and abandonment services in our Permian Basin region. This operation has the equipment and expertise to handle most plugging and abandonment jobs in the market and competes for projects many of our well servicing competitors find too difficult to manage. We also perform plugging and abandonment work throughout our operations in conjunction with equipment provided by other service companies.

  Fluid Services Segment

     During 1999, our fluid services segment represented approximately 34% of our revenue. This segment includes an integrated mix of liquids handling services, employing fluid service trucks, fluid storage tanks, Enviro-Vat system rentals, salt water disposal wells and fresh and brine water stations. Our breadth of capabilities in this business segment provides us with a competitive advantage as a one-stop source for our customers. Many of our smaller competitors in this segment can provide some, but not all, of the equipment and services required by customers, requiring them to use several companies to meet their requirements and increasing their administrative burden.

     The following table sets forth the type, number and location of the fluid services equipment we operated as of December 31, 1999, including acquisitions made with the proceeds from this offering:

                                       FLUID               SALT WATER    FRESH AND
                                      SERVICES   SUPPORT    DISPOSAL    BRINE WATER   FLUID STORAGE   ENVIRO-VAT
OPERATING REGION                       TRUCKS    TRUCKS      WELLS       STATIONS         TANKS        SYSTEMS
----------------                      --------   -------   ----------   -----------   -------------   ----------
Permian Basin.......................     95        34           8           54             253            79
East Texas and North Louisiana......     21         2           3           --              61             4
South Texas.........................     32         3           2           --              38             3
Oklahoma............................     --        --          --           --              --             4
                                        ---        --          --           --             ---            --
          Total.....................    148        39          13           54             352            90

     We believe regular maintenance work comprises about 50% of our activity in this business segment. As in our well servicing segment, our fluid services segment has a base level of business volume related to the regular maintenance of oil and gas wells. Most oil and gas fields produce residual salt water in conjunction with the oil or gas produced. Fluid service trucks pick up this fluid from tank batteries at the well site and transport it to a salt water disposal well for injection. Our "hot oil" trucks are used to remove paraffin, a by-product of oil production in many fields, from the well bore. If paraffin is left untreated, it will inhibit production. This regular maintenance work must be performed if a well is to remain active. We have salt water disposal wells in most of our markets that allows us to compete effectively for this regular maintenance work. While relatively stable, this activity typically generates low operating margins. This is due to competition from numerous fluid service companies that also own salt water disposal wells or have access to public or oil and gas well operator-owned salt water disposal wells. Also, because the disposal of salt water is a significant part of the operating costs of a well, many oil and gas producers conduct a competitive bid process to select a service provider.

     We provide a full array of fluid sales, transportation, storage and disposal services required on most workover, drilling and completion projects. Workover, drilling and completion services also provides the opportunity for higher operating margins from tank rentals and fluid sales. Drilling and workover jobs typically require fresh or brine water for drilling mud or circulating fluid used during the job. Completion and workover procedures often also require large volumes of water for fracturing operations, a process of stimulating a well hydraulically to increase production. Spent mud and flowback fluids are required to be transported from the well site to a disposal well.

     Fluid Services Trucks. We own and operate 148 fluid service trucks. A fluid service truck is a bobtail or tractor/trailer truck with a fluid hauling capacity of up to 130 55-gallon barrels. Each fluid service truck is equipped to pump fluids from or into wells, pits, tanks and other storage facilities. The majority of our fluid service trucks are also used to transport water to fill frac tanks on well locations, including frac tanks provided by us and others, to transport produced salt water to disposal wells, including injection wells owned and operated by us, and to transport drilling and completion fluids to and from well locations. In conjunction with the rental of our frac tanks, we generally use our fluid service trucks to transport water for use in fracturing operations. Following completion of fracturing operations, our fluid service trucks are used to transport the flowback produced as a result of the fracturing operations from the well site to disposal wells. Fluid services trucks are generally provided to oilfield operators within a 50-mile radius of our nearest yard.

     Support Trucks. Our support trucks are used to move our fluid storage tanks and other equipment to and from the job sites of our customers.

     Salt Water Disposal Well Services. We own disposal wells that are permitted to dispose of salt water and incidental non-hazardous oil and gas wastes. Our transport trucks frequently transport fluids that are disposed of in the salt water disposal wells. The disposal wells have injection capacities ranging up to 3,500 barrels per day. Our salt water disposal wells are strategically located in close proximity to our customers' producing wells. Most oil and gas wells produce varying amounts of salt water throughout their productive lives. In Texas and New Mexico, oil and gas wastes and salt water produced from oil and gas wells are required by law to be disposed of in authorized facilities, including permitted salt water disposal wells. Injection wells are licensed by state authorities and are completed in permeable formations below the fresh water table. We maintain separators at each of our disposal wells permitting us to salvage residual crude oil, which is later sold for our account.

     Fresh and Brine Water Stations. Our network of fresh and brine water stations in the Permian Basin where surface water is generally not available includes fresh water wells and brine mixing stations that are used to supply water necessary for the drilling and completion of oil and gas wells. Our strategic locations, in combination with our other fluids handling services, gives us competitive advantage over other service providers and expands our customer base.

     Fluid Storage Tanks. Our fluid storage tanks can store up to 500 barrels of fluid and are used by oilfield operators to store various fluids at the well site, including water, brine, drilling mud and acid for frac jobs, flowback, temporary production and mud storage. We transport the tanks on our trucks to well locations that are usually within a 50-mile radius of our nearest yard. Frac tanks are used during all phases of the life of a producing well. We generally rent fluid services tanks at daily rates for a minimum of three days. A typical fracturing operation can be completed within four days using 10 to 40 frac tanks.

     Enviro-Vat System Rentals. The Enviro-Vat system is a unitized, trailer-mounted system that connects to the wellhead to catch small oil and other liquid spills that occur during regular maintenance, workover and completion activities.

PROPERTIES

     Our principal executive offices are located at 406 North Big Spring, Midland, Texas 79701. Pro forma for our pending acquisitions, we will conduct our business from 18 area offices, ten of which we own and eight of which we lease. Each office typically includes a yard, administrative office and maintenance facility. Of our 18 area offices, 14 are located in Texas, two are in Oklahoma and two are in New Mexico. One area office provides fluid handling services, three area offices provide well servicing and the remaining 14 area offices provide both. We believe that our leased and owned properties are adequate for our current needs.

CUSTOMERS

     We serve numerous major and independent oil and gas companies that are active in the areas in which we operate. During 1999, we provided services to more than 1,000 customers, the largest of which accounted for less than 7% of our total revenues. The majority of our business is with independent oil and gas companies. Our area managers maintain relationships with customers whose operating decisions are made in the field.

OPERATING RISKS AND INSURANCE

     Our operations are subject to hazards inherent in the oil and gas industry, such as accidents, blowouts, explosions, craterings, fires and oil spills, that can cause:

     - personal injury or loss of life;
     - damage or destruction of property, equipment, the environment and marine life; and
     - suspension of operations.

     In addition, claims for loss of oil and gas production and damage to formations can occur in the workover business. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant in lawsuits asserting large claims.

     Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

     Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

     Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs. We do maintain physical damage, employer's liability, pollution, cargo, umbrella, comprehensive commercial general liability and workers' compensation insurance. There can be no assurance, however, that any insurance obtained by us will be adequate to cover any losses or liabilities, or that this insurance will continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a materially adverse effect on us.

COMPETITION

     The well service industry is highly competitive and fragmented and includes a number of small companies capable of competing effectively on a local basis and several large companies which possess substantially greater financial and other resources than we do. Pool Well Services, a subsidiary of Nabors Industries, Inc., and Key Energy Service, both provide well servicing and liquids handling services and are the largest companies in the domestic well services market. Pool and Key operate in multiple geographic regions and currently have significantly more domestic well servicing rigs than we do. We have numerous regional competitors for each of the services we provide. We believe that we are competitive in terms of pricing, performance, equipment, safety, availability of equipment to meet customer needs and availability of experienced, skilled personnel in those areas in which we operate. Excess capacity in the well service industry resulted in severe price competition throughout much of the past decade. We expect competition and pricing pressures to continue for the near future.

SAFETY PROGRAM

     In the well service industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled work force. In recent years, many of our larger customers have placed an emphasis not only on pricing, but also on safety records and quality management systems of contractors. We believe that these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar training programs for their employees.

ENVIRONMENTAL REGULATION

     Extensive federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to health and safety or the protection of the environment affect our business. Numerous governmental departments issue regulations to implement and enforce these laws, which are often difficult and costly to comply with. Failure to comply with these laws and regulations often carries substantial administrative, civil and even criminal penalties. Some laws and regulations relating to protection of the environment may, in some circumstances, impose strict liability for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of that person. Strict adherence with these regulatory requirements increases our cost of doing business and consequently affects our profitability. We believe that we are in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on our operations. However, environmental laws and regulations have been subject to frequent changes over the years, and the imposition of more stringent requirements could have a materially adverse effect upon our capital expenditures, earnings or our competitive position.

     The Comprehensive Environmental Response, Compensation and Liability Act, referred to as "CERCLA" in this prospectus, and comparable state laws impose liability, without regard to fault on some classes of persons that are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current or former owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of hazardous substances. Under CERCLA, these persons may be subject to joint and several liability for the costs of investigating and cleaning up hazardous substances that have been released into the environment, for damages to natural resources and for the costs of some health studies. In addition, companies that incur liability frequently also confront additional claims because it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment from a polluted site.

     We generate non-hazardous and hazardous solid wastes that are subject to the requirements of the federal Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, referred to as "RCRA" in this prospectus, and comparable state statutes. Our operations generate minimal quantities of hazardous wastes because RCRA currently excludes drilling fluids, produced waters and other wastes associated with the exploration, development or production of oil and gas from regulation as hazardous waste. Disposal of wastes from oil and gas exploration, development and production that are non-hazardous wastes is usually regulated under state law. Other wastes handled at exploration and production sites or used in the course of providing well services may not fall within this exclusion from RCRA and may be regulated as hazardous waste. In addition, stricter standards for waste handling and disposal may be imposed on the oil and gas industry in the future. For instance, from time to time legislation has been proposed in Congress that would revoke or alter the current exclusion of exploration, development and production wastes from the RCRA definition of "hazardous wastes," potentially subjecting these wastes to more stringent handling, disposal and cleanup requirements. If this legislation were enacted it could have a significant adverse impact on our operating costs, as well as the oil and gas industry and well servicing industry in general.

     Our operations are subject to the federal Clean Water Act and analogous state laws. Under the Clean Water Act, the Environmental Protection Agency has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an Environmental Protection Agency general permit. Some of our properties may require permits for discharges of storm water runoff and, as part of our overall evaluation of our current operations, we are applying for stormwater discharge permit coverage and updating stormwater discharge management practices at some of our facilities. We believe that we will be able to obtain, or be included under, these permits, where necessary, and make minor modifications to existing facilities and operations that would not have a material effect on us.

     The federal Clean Water Act and the federal Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States, require some owners or operators of facilities that store or otherwise handle oil to prepare and implement spill prevention, control, countermeasure and response plans relating to the possible discharge of oil into surface waters. We believe we are in substantial compliance with these regulations.

     We have acquired leasehold or ownership interests in a number of properties that, in some instances, have been operated previously as oil and gas related service yards by third parties not under our control. Service yards are used generally as staging areas for rigs and equipment when not in use, and there is the possibility that repair and maintenance activities on these rigs and equipment or storage of wellbore fluids at these yards during these prior years may have resulted in the release of petroleum hydrocarbons or other wastes on or under these properties. These properties and any wastes released thereon may be subject to CERCLA, RCRA, and analogous state laws. Notwithstanding our lack of control over properties operated by others, any failure by us to comply with applicable environmental regulations may, in circumstances, adversely impact upon our operations.

     Our underground injection operations are subject to the federal Safe Drinking Water Act, as well as analogous state and local laws and regulations. Under Part C of the Safe Drinking Water Act, the United States Environmental Protection Agency established the Underground Injection Control program, which established the minimum program requirements for state and local programs regulating underground injection activities. The Underground Injection Control program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in cancellation of operations of the well, issuance of fines and penalties from governmental agencies, expenditures for remediation of the affected resource and liability to third parties for property damages and personal injuries. In addition, our sales of residual crude oil collected as part of the saltwater injection process could impose liability on us in the event the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

     We maintain insurance against some risks associated with underground contamination that may occur as a result of well service activities. However, this insurance is limited to activities at the wellsite and there can be no assurance that this insurance will continue to be available or that this insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a materially adverse effect on our financial condition and operations.

     We are also subject to the requirements of the Federal Occupational Safety and Health Act and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the Federal Occupational Safety and Health Act hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the Federal Occupational Safety and Health Act requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

EMPLOYEES


     As of March 31, 2000, we employed approximately 637 people, with approximately 86% employed on an hourly basis. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and we consider our relations with our employees to be satisfactory.


LEGAL PROCEEDINGS

     From time to time, we are a party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved currently in any legal proceedings that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The directors, executive officers and other key employees of Basic Energy and their respective ages and positions are as follows:

NAME                                    AGE                  POSITION
----                                    ---                  --------
H. H. Wommack, III(1).................  44    Director and Chairman of the Board
Kenneth V. Huseman....................  48    President, Chief Executive Officer and
                                              Vice Chairman of the Board
Ronald T. McClung.....................  49    Chief Financial Officer
Dub W. Harrison.......................  42    Vice President - Regional Operations
Charles W. Swift......................  51    Vice President - Permian Basin
William M. Kerr, Jr.(1) ..............  42    Director
Paul L. Morris(2).....................  58    Director
William J. Myers(1)(2)................  63    Director
J. Steven Person......................  41    Director
Clifford A. Strozier(2)...............  70    Director

---------------

(1) Member of Compensation Committee

(2) Member of Audit Committee

     Set forth below is the description of the backgrounds of the directors, executive officers and other key employees of Basic Energy.

     H. H. WOMMACK, III has served as our Chairman of the Board and a Director of Basic Energy since its inception in 1992. Mr. Wommack has served as Chairman of the Board, President, Chief Executive Officer and a Director of Southwest Royalties Holdings since it was formed in July 1997 and of Southwest Royalties since its founding in 1983. Prior to the formation of Southwest Royalties, Mr. Wommack was a self-employed independent oil and gas producer.

     KENNETH V. HUSEMAN became President and Chief Executive Officer and Vice Chairman of the Board in April 1999. Prior to joining Basic Energy, Mr. Huseman was the Chief Operating Officer of Key Energy Services, Inc. from August 1996 until April 1999 and Executive Vice President from March 1996 until August 1996. Mr. Huseman was the Mid-Continent Region Manager and Vice President of WellTech, Inc. from August 1993 until March 1996 when WellTech was acquired by Key Energy Services. Mr. Huseman was employed by Pool Energy Services Co. from January 1978 until April 1993 in financial and operations management positions including responsibility for well servicing, fluid services and drilling operations throughout the United States. Key Energy Services, WellTech and Pool Energy Services provide services to the oil and gas producing industry throughout the United States that are similar to Basic Energy's services.

     RONALD T. MCCLUNG joined Basic Energy in September 1999 as Chief Financial Officer. Mr. McClung was formerly employed by Key Energy Services from March 1998 until September 1999 in Division and Corporate Controller positions. Mr. McClung was employed by Robinson, Burdette, Martin and Cowan, LLP (formerly Coopers & Lybrand L.L.P.) from 1993 until March 1998 and by KPMG LLP from 1991 to 1993. Mr. McClung is a certified public accountant.

     DUB W. HARRISON joined Basic Energy in April 1995 and serves as Vice President with responsibility for regional operations in east and south Texas and Oklahoma and for Equipment, Maintenance and Safety. Mr. Harrison was formerly employed by Pool Energy Services from 1987 to April 1995 in various field operations, maintenance and safety management positions.

     CHARLES W. SWIFT serves as Vice President of Basic Energy's Permian Basin Operations. Mr. Swift was a general partner of S&N Well Servicing, Ltd. of Midland, Texas from 1986 until July 1997, when

S&N was acquired by Basic Energy. S&N operated a well servicing business in the Andrews and Midland, Texas area. Prior to co-founding S&N in 1986, Mr. Swift was employed in marketing and operations management positions for 15 years with various energy service companies in United States and international assignments.

     WILLIAM M. KERR, JR. became a director of Basic Energy in March 2000. Mr. Kerr was formerly an Advisory Director from May 1999 until March 2000. Mr. Kerr previously served as a Director of Basic Energy from January 1998. Mr. Kerr has been a partner of the law firm of Kerr & Ward, LLP since its founding in 1995. From 1982 until 1995, Mr. Kerr practiced law with the firm of Kerr, Fitz-Gerald & Kerr.

     PAUL L. MORRIS became a director of Basic Energy in March 2000. Mr. Morris was formerly an Advisory Director of Basic Energy from May 1999 until March 2000. Mr. Morris previously served as a Director of Basic Energy from January 1998. Since 1988, Mr. Morris has served as President and Chief Executive Officer of Wagner & Brown, Ltd., an oil and gas company headquartered in Midland, Texas. Mr. Morris previously served as President and Chief Executive Officer of Banner Energy, Inc., Vice President of Columbia Gas Development Corporation and in various other capacities in the oil and gas industry.

     WILLIAM J. MYERS became a director of Basic Energy in March 2000. Mr. Myers also serves as a director of both Bonus Resource Services Corp., a public well service company in Canada, and Diamond Products International, a diamond bit manufacturer in Houston, Texas. Prior to retiring in January 1999, Mr. Myers served as Group Vice President of Pool Energy Services for 11 years.

     J. STEVEN PERSON became a director of Basic Energy in March 2000. Mr. Person has served as Vice President of Marketing for Southwest Royalties Holding since its formation in July 1997. In addition, Mr. Person has served as Vice President of Marketing for Southwest Royalties since 1989 and as Vice President of Marketing for Midland Red Oak Reality since 1996.

     CLIFFORD A. STROZIER became a director of Basic Energy in March 2000. Prior to joining Basic Energy, Mr. Strozier was President of Jet-Lube, Inc., a speciality lubricant manufacturer headquartered in Houston, Texas, from 1990 until his retirement in 1995. Mr. Strozier previously served as Director of Domestic Marketing and Vice President of Contracts and Marketing for Pool Well Servicing Co.

BOARD CLASSES

     Our board of directors is divided into three classes. The directors serve staggered three-year terms. The terms of the directors of each class expire at the annual meetings of stockholders to be held in 2001 (Class I), 2002 (Class
II) and 2003 (Class III). At each annual meeting of stockholders, one class of directors will be elected for a full term of three years to succeed that class of directors whose terms are expiring. The current classification of directors is as follows:

     - Class I -- Messrs. Person and Strozier

     - Class II -- Messrs. Huseman and Kerr

     - Class III -- Messrs. Wommack, Morris and Myers

COMMITTEES

     Our audit committee consists of Messrs. Morris, Myers and Strozier, each of whom is a non-employee director. The audit committee meets separately with representatives of our independent auditors and with representatives of senior management in performing its functions. The audit committee reviews the general scope of the audit function, matters relating to our internal control systems, our policies with respect to conflicts of interest, changes in accounting policies and other matters related to accounting and reporting functions.


     Our compensation committee consists of Messrs. Wommack, Kerr and Myers, each of whom is a non-employee director. The compensation committee administers our 2000 Stock Plan, and in this capacity makes all option grants or awards to our employees, including executive officers, under the plan. In addition, the compensation committee is responsible for making recommendations to the board of directors with respect to the compensation of our chief executive officer and our other executive officers and for establishing compensation and employee benefit policies.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table summarizes all compensation earned by Basic Energy's Chief Executive Officer. No other executive officer had total annual salary and bonuses exceeding $100,000 for services rendered in all capacities to Basic Energy during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE


                                                                     LONG-TERM
                                                   ANNUAL          COMPENSATION
                                              COMPENSATION(1)     ---------------
                                             ------------------     RESTRICTED         ALL OTHER
                                     YEAR     SALARY     BONUS    STOCK AWARDS(2)   COMPENSATION(3)
                                     -----   --------   -------   ---------------   ---------------
Kenneth V. Huseman.................   1999   $180,930   $50,000      $ 0                $13,124


---------------

(1) Mr. Huseman became an employee of Basic Energy effective May 1, 1999. Under the terms of his employment agreement, Mr. Huseman is entitled to the compensation described under "-- Employment Agreements" below.


(2) For information concerning grants of and the aggregate holdings of restricted stock by Mr. Huseman, see "-- Employment Agreements."


(3) Includes an $8,701 vehicle allowance and a $4,423 life insurance premium.

COMPENSATION OF DIRECTORS

     Directors who are our employees do not receive a retainer or fees for service on the board or any committees. We pay non-employee members of the board for their service as directors. Directors who are not employees receive a quarterly fee of $1,500 and a fee of $750 for attendance at each meeting of the board. In addition, under the 2000 Stock Plan, immediately following completion of this offering, each then non-employee director will receive, on that date, an immediately exercisable stock option to purchase 10,000 shares of our common stock at the market price on the date of grant. Beginning with the regular annual meeting of stockholders in 2001, and on each annual meeting after that, each then serving non-employee director will receive a stock option to purchase 1,000 shares of common stock. Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the board or committees and for other reasonable expenses related to the performance of their duties as directors.

STOCK PLAN

     Basic Energy's 2000 Stock Plan was adopted by the Board of Directors of Basic Energy and approved by Basic Energy stockholders in March 2000. The stock plan permits the granting of any or all of the following types of awards:

     - stock options;
     - restricted stock;
     - performance units;
     - automatic director options;
     - phantom shares;
     - other stock-based awards;
     - bonus stock; and
     - cash tax rights.


All officers and employees of, and any consultants to, Basic Energy or any affiliate of Basic Energy will be eligible for participation under the stock plan. The non-employee directors of Basic Energy will receive automatic grants of director options under the stock plan (as described above) and also will be eligible for participation in the above listed awards.


     The number of shares with respect to which awards may be granted under the 2000 Stock Plan is equal to 10% of the number of shares outstanding at the date of any grant not to exceed 2,000,000 shares, and an aggregate of up to 2,000,000 shares of common stock have been authorized and reserved for issuance under the stock plan. Under this stock plan, each non-employee director immediately following the closing of this offering will automatically receive an option to purchase 10,000 shares at the market price on the date of grant. In addition, each non-employee director will automatically receive an option to purchase 1,000 shares of common stock immediately after each annual meeting of stockholders beginning in 2001 while this stock plan is in effect. The stock plan is administered by the compensation committee of Basic Energy's board of directors. The compensation committee will select the participants who will receive awards, determine the type and terms of the awards to be granted and interpret and administer the stock plan. No awards may be granted under the stock plan after March 21, 2010.


STOCK OPTION GRANTS


     Subject to the completion of this offering, we have granted options to purchase an aggregate of 420,000 shares of common stock with an exercise price equal to the initial public offering price or market price on the date of grant. Of these options, each of the six non-employee directors will each hold options to purchase 10,000 shares that are exercisable immediately. In addition, Mr. Wommack will hold options to purchase 40,000 shares, Mr. Huseman will hold options to purchase 50,000 shares, and Mr. McClung will hold options to purchase 20,000 shares, which options will vest in one-quarter increments commencing on the first anniversary of the closing of the offering. The options noted above also include a grant to Mr. Person of options to purchase 30,000 shares of common stock at the initial public offering price. These options will vest 20% on the date of grant and in 20% increments on each anniversary date thereafter.


EMPLOYMENT AGREEMENTS

     We have entered into an employment agreement with Mr. Huseman through April 30, 2004 with a minimum annual salary of $250,000 and an annual bonus ranging from $50,000 to $250,000 based on the level of performance objectives achieved by us. Under the employment agreement, Mr. Huseman has received a grant of 36,424 shares of stock in 1999. Under this agreement, as amended, Mr. Huseman has received additional grants during 2000 of an additional 15,608 shares that are subject to forfeiture if shares are not issued to JEDI II and 52,032 shares of restricted stock that will vest on anniversaries of his employment commencement date or earlier upon certain qualified terminations of his employment, 15,608 shares of which are also subject to forfeiture if shares are not issued to JEDI II. In addition, upon a qualified termination of employment Mr. Huseman's base salary would be continued for the remainder of the term or for 36 months, whichever is less. However, if a qualifying termination were to occur following a change of control of Basic Energy, the above severance amount would be paid a lump sum.


     We have also entered into employment agreements with Ronald T. McClung, Dub
W. Harrison and Charles W. Swift through March 21, 2003. Under these agreements, if the officer's employment is terminated for certain reasons, he would be entitled to a lump sum severance payment equal to six months' annual salary, or 18 months annual salary if termination is on or following a change of control of Basic Energy.


INDEMNIFICATION AGREEMENTS

     We intend to enter into indemnification agreements with some of our directors and officers under which we will indemnify such persons against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. These persons will be indemnified to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. The indemnification agreements will also provide for the advancement of expenses to these directors and officers in connection with any suit or proceeding.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The descriptions set forth below are qualified in their entirety by reference to the applicable agreements.


     On September 1, 1997, we, along with Southwest Royalties, entered into an agreement under which Southwest Royalties agreed to provide us with administrative services, including accounting, bookkeeping, tax preparation and banking and disbursement services for $12,000 monthly. This service agreement was terminated December 31, 1999. We now provide our own administrative services. We have performed well servicing and fluid services for Southwest Royalties based on prices we believe to be comparable to prices charged in the region. Fees paid to us by Southwest Royalties for these services were $508,000, $906,000 and $1,010,000 for the years ended 1997, 1998 and 1999, respectively.



     Effective January 1996, a subsidiary of Southwest Royalties began performing computer services for us for $7,500 per month. This agreement is terminable by either party within 30 days and is on terms that management believes are no less favorable to Basic Energy than prevailing market rates.



     Effective upon the completion of this offering, we will enter into a consulting agreement with Mr. Person pursuant to which he will provide over a five-year period assistance with acquisitions, due diligence, investor relations, marketing, review of insurance coverage, recruitment of personnel, and other services. As consideration for these services, we will grant to him options to purchase 30,000 shares of common stock at the initial public offering price. These options will vest 20% on the date of grant and in 20% increments on each anniversary date thereafter.


     William M. Kerr, Jr., a director of Basic Energy since January 1, 1998, is a partner in the law firm of Kerr & Ward, LLP. During 1998 and 1999, Basic Energy paid Kerr & Ward, LLP approximately $112,383 and $64,105, respectively, in fees for legal services performed. Management believes that the fees paid were no less favorable to Basic Energy than prevailing market rates for these services.

     We lease three well service rigs from Permian Basin Acquisition Group for $11,000 per month, with an option to purchase the rigs for the lesser of (1) the fair market value or (2) $180,000 per rig. Permian Basin Acquisition Group is owned by H.H. Wommack, III, Ken Huseman, Bill Coggin and Steve Person. Management believes that the terms of the lease are comparable to terms we could have obtained from unrelated third parties through arms-length negotiation. We will purchase these rigs with the net proceeds of this offering.


     Approximately $47.7 million of the net proceeds from this offering and borrowing under the CIT credit facility will be paid to ENA CLO I and JEDI II as a repayment of the senior note and a portion of the subordinated notes, including accrued and unpaid interest on the notes, as well as the redemption of Series A Cumulative Preferred Stock. JEDI II currently beneficially owns approximately 28.8% of our outstanding common stock and will own approximately 11.6% of our outstanding common stock upon the completion of this offering. In connection with this repayment, the holder has agreed to amend certain covenants and will receive an amendment fee of $500,000. Please read "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Principal Stockholders" for a description of our relationship with JEDI II following this offering.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of the common stock of Basic Energy as of May 15, 2000, giving effect to the conversion of Series B Preferred Stock owned by JEDI II, by each person who is known by Basic Energy to own beneficially 5% or more of the common stock, by our named executive officer, our directors and by all of our executive officers and directors as a group. Unless otherwise indicated, the address of each stockholder listed below is Southwest Royalties Building, 407 N. Big Spring, Midland, TX 79701-4326.



                                                              SHARES OF    PERCENT OF    PERCENT OF
                                                               COMMON     CLASS BEFORE   CLASS AFTER
NAME OF BENEFICIAL OWNER                                        STOCK       OFFERING      OFFERING
------------------------                                      ---------   ------------   -----------
Southwest Royalties Holdings, Inc.(1).......................  1,736,284       66.7%          26.9%
Southwest Partners II, L.P.(2)..............................    430,284       16.5            6.7
Southwest Partners III, L.P.(3).............................    802,000       30.8           12.4
Joint Energy Development Investments II Limited
  Partnership(4)............................................    749,264       28.8           11.6
  c/o Enron Corp.
  1400 Smith Street
  Houston, TX 77002
H. H. Wommack, III(5).......................................  1,746,284       66.9           26.9
Kenneth V. Huseman(6).......................................    104,064        4.0            1.6
William M. Kerr, Jr.(7).....................................     10,000      *              *
Paul L. Morris(7)...........................................     10,000      *              *
William J. Myers(7).........................................     10,000      *              *
J. Steven Person(8).........................................     16,000      *              *
Clifford Strozier(7)........................................     10,000      *              *
Directors and Executive Officers as a Group (10
  persons)(9)...............................................  1,916,348       71.8%          29.3%


---------------

  *  Less than one percent.


(1) Southwest Royalties Holdings directly owns 504,000 shares, or 19.4% of total shares outstanding before the offering and indirectly beneficially owns an additional 1,232,284 shares, or 47.3% of total shares outstanding before the offering through Southwest Royalties. Southwest Royalties, Inc. a wholly-owned subsidiary of Southwest Royalties Holdings, controls the vote of all shares owned by Southwest Partners II and Southwest Partners III as general partner of each of the two partnerships. The number of beneficially owned shares and percentage of class listed above reflect this control. The stockholders of Southwest Royalties Holdings who beneficially own 5% or more of the common stock of Southwest Royalties Holdings are H. H. Wommack, III and George H. Jewell, who own 72.9% and 5.7% of its common stock, respectively.


(2) Southwest Royalties owns 15% of the partnership interests in Southwest Partners II as the general partner. No other person owns 5% or more of the partnership interests.

(3) Southwest Royalties owns 15% of the partnership interests in Southwest Partners III as the general partner. No other person owns 5% or more of the partnership interests.

(4) Reflects the redemption of Series A Cumulative Preferred Stock with the proceeds of this offering prior to June 30, 2000. JEDI II holds 1,000 shares of Series B Convertible Preferred Stock. The shares of Series B Convertible Preferred Stock are convertible into fully paid and non-assessable shares of common stock, and JEDI II has agreed to the conversion of these shares effective upon the completion of this offering into 749,264 shares of common stock and the cancellation of the Series C Convertible Preferred Stock upon payment of $1,000. The general partner of JEDI II is an indirect wholly owned subsidiary of Enron Corp. Enron is the holding company of an integrated natural gas and electricity group headquartered in Houston, Texas. The limited partners of JEDI II are CalPERS and an indirect wholly owned subsidiary of Enron. CalPERS is the largest public pension system in the United States and is headquartered in Sacramento, California.

(5) Reflects the beneficial ownership of H. H. Wommack, III, the majority shareholder of Southwest Royalties Holdings and the intercompany relationships discussed in footnotes 1, 2 and 3 above. Also includes 10,000 shares issuable within 60 days under options that will be granted under the 2000 Stock Plan upon completion of this offering at the initial public offering price. Does not include 40,000 shares of common stock under options that are not exercisable within 60 days that will be granted under the 2000 Stock Plan concurrently with this offering at the initial public offering price.



(6) Includes 41,626 shares of common issued but subject to vesting and forfeiture pursuant to Mr. Huseman's employment agreement, as amended. Does not include 50,000 shares of common stock under options that are not exercisable within 60 days that will be granted under the 2000 Stock Plan concurrently with this offering.



(7) Includes 10,000 shares issuable within 60 days underlying options that will be granted under the 2000 Stock Plan upon completion of this offering. The exercise price for these options will be the market price on the date of grant.



(8) Includes 16,000 shares issuable within 60 days under options that will be granted under the 2000 Stock Plan concurrently with this offering. The exercise price for options for 10,000 shares will be the market price on the date of grant and options for 6,000 shares will be the initial public offering price. Does not include 24,000 shares of common stock under options that are not exercisable within 60 days that will be granted under the 2000 Stock Plan upon completion of this offering.



(9) Includes 66,000 shares issuable within 60 days underlying options that will be granted under the 2000 Stock Plan concurrently with this offering. The exercise price for these options will be the initial public offering price or the market price on the date of grant.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Basic Energy consists of:

     - 25,000,000 shares of common stock, $0.01 par value;

     - 5,000,000 shares of preferred stock, $0.01 par value, of which the following shares have, or, in the case of the Series One Junior Participating Preferred Stock, will have, the following designations:

        - 1,000 shares of Series A Cumulative Preferred Stock, $10,000 liquidation preference;

        - 1,000 shares of Series B Convertible Preferred Stock, $1 liquidation preference;

        - one share of Series C Convertible Preferred Stock, $1,000 liquidation preference; and

        - 500,000 shares of Series One Junior Participating Preferred Stock, $.01 par value.


     Immediately prior to the offering and prior to the conversion of the Series B Convertible Preferred Stock, 1,852,348 shares of common stock will be outstanding. Five hundred shares of Series A Cumulative Preferred Stock and one share of Series C Convertible Preferred Stock have been issued but will be redeemed or cancelled upon the completion of this offering, and 1,000 shares of Series B Convertible Preferred Stock will be converted into an aggregate of 749,264 shares of common stock. The following description of capital stock gives effect to the issuance of the preferred share purchase rights, the redemption of Series A Cumulative Preferred Stock, the conversion of the Series B Convertible Preferred Stock and the cancellation of the Series C Convertible Preferred Stock.


     The following summarizes the material provisions of our capital stock and important provisions of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part and by the provisions of applicable law.

COMMON STOCK


     Following the offering, 6,469,946 shares of common stock will be issued and outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. However, no dividends may be paid or declared until all of the Series A Cumulative Preferred Stock has been redeemed. Subject to any prior rights of outstanding preferred stock, the common stock is entitled to receive pro rata all of the assets of Basic Energy available for distribution to its stockholders. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.


PREFERRED STOCK


     Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of Series A Cumulative Preferred Stock, Series B Convertible Preferred Stock or Series C Convertible Preferred Stock outstanding after the closing of the offering. Other than the potential sale of Series D Preferred Stock described below or in connection with the preferred share purchase rights, we have no present plans to issue any additional shares of preferred stock.

     One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of Basic Energy by means of a tender offer, proxy contest, merger or otherwise, and as a result, protect the continuity of Basic Energy's management. The issuance of shares of the preferred stock under the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Basic Energy may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.


     Prior to the consummation of this offering, it is anticipated that the board of directors will establish the Series One Preferred Stock with 500,000 authorized shares, none of which will be outstanding as of the date of this prospectus. Series One Preferred Stock will rank junior to all other series of preferred stock that may be established by the board of directors with respect to the payment of dividends and the distribution of assets upon liquidation. In general, the voting, dividend and liquidation rights of Series One Preferred Stock are designed so that one one-hundredth of a share of Series One Preferred Stock will be the equivalent of one share of common stock. For a statement of the rights and privileges of Series One Preferred Stock, reference is made to Basic Energy's Form of Certificate of Designations for the Series One Preferred Stock, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.



     Series D Cumulative Preferred Stock. Enron North America Corp. has agreed pursuant to a subscription agreement, if requested by us to purchase up to 500 shares of Series D Cumulative Preferred Stock at a purchase price of $10,000 per share in the event that the aggregate offering price of shares sold in this initial public offering of common stock is less than $55 million. If issued, the Series D Preferred Stock will rank senior to all other classes and series of our equity securities as to redemption, dividends and liquidation unless the holder of the Series D Preferred Stock approves the issuance of equity securities that are not junior to the rights of the Series D Preferred Stock. Dividends on the Series D Preferred Stock will accrue at an annual rate of 12% until June 30, 2001, 14% after June 30, 2001 until June 30, 2002 and 16% thereafter and will be payable quarterly in cash commencing September 30, 2000. The Series D Preferred Stock will have a liquidation preference of $10,000 per share. The Series D Preferred Stock will be redeemable by us at any time prior to December 31, 2000 for an amount equal to the liquidation preference plus accrued and unpaid dividends. After December 31, 2000, the Series D Preferred Stock will be redeemable by us for an amount equal to 110% of the liquidation preference plus accrued and unpaid dividends. Copies of the subscription agreement and the form of Certificate of Designations of the Series D Preferred Stock have been filed as exhibits to the registration statement of which this prospectus is a part, and are incorporated herein by reference.


DESCRIPTION OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

  Written Consent of Stockholders

     Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent.

  Amendment of the Bylaws


     Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock.

  Special Meetings of Stockholders

     Our bylaws preclude the ability of our stockholders to call special meetings of stockholders.

  Other Limitations on Stockholder Actions

     Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

  Classified Board

     Only one of three classes of directors is elected each year. See "Management -- Classified Board."

  Limitation of Liability of Officers and Directors

     Our certificate of incorporation provides that no director shall be personally liable to Basic Energy or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

     - for any breach of the director's duty of loyalty to Basic Energy or its stockholders;
     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws;
     - for unlawful payment of a dividend or unlawful stock purchase or stock redemption; and
     - for any transaction from which the director derived an improper personal benefit.


     The effect of these provisions is to eliminate the rights of Basic Energy and its stockholders, through stockholders' derivative suits on behalf of Basic Energy, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.


  Business Combination Under Delaware Law


     We are subject to Delaware's anti-takeover law, which is Section 203 of the Delaware General Corporation Law. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation may not engage in certain business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law does not include interested stockholders prior to the time our common stock is listed on the Nasdaq National Market. The law defines the term "business combination" to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between Basic Energy and any person who became an interested stockholder of Basic Energy on or before the adoption of the amendment.

RIGHTS TO PURCHASE PREFERRED STOCK

     Prior to the consummation of this offering, our board expects to declare a dividend of one preferred share purchase right for each outstanding share of common stock. Our board will also approve the further issuance of rights with respect to all shares of common stock that we issue after that date and prior to the rights becoming exercisable. The rights will be issued under a rights agreement between our company and American Stock Transfer & Trust Company, as rights agent. The following summary of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. When the rights become exercisable, each right will entitle the registered holder to purchase from us one one-hundredth of a share of Series One Preferred Stock at a price of $70.00 in cash, subject to adjustment. Until the occurrence of specified events, the rights:

     - are not exercisable;
     - will be evidenced by the certificates for our common stock; and
     - will not be transferable apart from our common stock.

     Detachment of Rights; Exercise. The rights will attach to all certificates representing outstanding shares of common stock and no separate right certificates will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - ten business days following the public announcement that a person or group, other than exempt persons, has acquired beneficial ownership of 15% or more of our outstanding voting securities; or
     - ten business days following the commencement or announcement of an intention to commence a tender offer or exchange offer, which, if completed, would result in the beneficial ownership by a person or group, other than exempt persons, of 15% or more of our outstanding voting securities.

     The rights will not be exercisable until the distribution date. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of the close of business on the distribution date. After mailing, the separate certificates alone will evidence the rights.

     If a person or group, other than exempt persons, were to acquire 15% or more of our voting securities, each right then outstanding would become a right to buy that number of shares of common stock that at the time of the acquisition of 15% or more of our voting securities would have a market value of two times the exercise price of the right. Rights beneficially owned by the acquiring person or group would, however, become null and void.

     If, following the occurrence of a distribution date, we were acquired in a merger or other business combination transaction, the rights agreement requires that the documents relating to the business combination must contain provisions relating to the rights. Those documents must provide that, after the merger or other business combination, each holder of a right would have the right to receive, upon exercise at the then current exercise price, that number of shares of common stock of the acquiring company that at the time would have a market value of two times the exercise price of the right.

     Exempt persons under the rights agreement include (1) Basic Energy and its subsidiaries, (2) H.H. Womack, III, his spouse, heirs and their affiliates, (3) Southwest Royalties Holdings, Inc., Southwest Partners II, L.P. and Southwest Partners III, L.P. and their affiliates and associates, and (4) JEDI II so long as JEDI II does not own in excess of 15% of the shares of common stock then-outstanding.

     Antidilution and Other Adjustments. The number of shares or fractions of Series One Preferred Stock or other securities or property issuable upon exercise of the rights, and the purchase price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding rights and the number of shares or fractions of Series One Preferred Stock issuable upon exercise of each right are also subject to adjustment if any of the following events occurs prior to the distribution date:

     - a stock dividend on our common stock payable in our common stock; or

     - any subdivision, consolidation or combination of our common stock.


     Exchange Option. At any time after the acquisition by a person or group, other than an exempt person, of beneficial ownership of 15% or more but less than 50% of our outstanding voting securities, our board may, at its option, issue common stock in mandatory redemption of all or part of the rights. In such event, any rights owned by the acquiring person or group would become null and void. The redemption must be at an exchange ratio of one share of our common stock for each two shares of our common stock for which each right is then exercisable, subject to adjustment.


     Redemption of Rights. At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of our outstanding voting securities, our board may redeem all but not less than all the then outstanding rights at a price of $.01 per right. The redemption of the rights may be made effective at the time, on the basis and with the conditions that the board may establish. Immediately after our board's decision to redeem the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

     Expiration; Amendment of Rights. The rights will expire at the close of business on the date ten years from the date the rights are first issued unless earlier extended, redeemed or exchanged. Our board may amend the terms of the rights without the consent of the holders of the rights. This includes amendments to extend the expiration date of the rights, and, if a distribution date has not occurred, to extend the period during which the rights may be redeemed. After the first public announcement that a person or group, other than an exempt person, has become the beneficial owner of 15% or more of our outstanding voting securities, no amendment may materially and adversely affect the interests of holders of the rights.

REGISTRATION RIGHTS


     Under the terms of a registration rights agreement dated as of March 31, 1999, Basic Energy granted to JEDI II the right to require Basic Energy to register shares of our common stock. JEDI II may require Basic Energy to register shares of common stock on up to three occasions after the completion of an initial public offering. In addition, JEDI II may require Basic Energy to include shares of common stock in a registration statement filed by Basic Energy other than on Forms S-4 or S-8 or any successor forms. The rights of JEDI II will terminate whenever the shares covered by this agreement may be sold under Rule 144(k) or JEDI II has disposed of these shares in connection with a registration statement or pursuant to Rule 144.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.


LISTING


     Application has been made to include our shares of common stock for quotation on the Nasdaq National Market under the symbol "BASC".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. These factors also could make it more difficult to raise funds through future offerings of common stock.


     After this offering, 6,469,946 shares of common stock will be outstanding, or 7,024,946 shares if the underwriters exercise their over-allotment option in full. Of these shares, the 3,700,000 shares sold in this offering, or 4,255,000 shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our "affiliates" as defined in Rule 144 under the Securities Act. A total of 2,769,946 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act or subject to lock-up arrangements. An aggregate of 2,570,393 of these shares will become available for resale in the public market as shown in the chart below:



                                    DATE OF ELIGIBILITY FOR RESALE
NUMBER OF SHARES                          INTO PUBLIC MARKET
-----------------                   ------------------------------
    2,533,972        180 days after the date of this prospectus due to a lock-up agreement these stockholders have with Prudential Securities
                     Incorporated.
       36,421        Between 181 and 365 days after the date of this prospectus due to the requirements of the federal securities laws.



     In addition, options to purchase an aggregate of 72,000 shares that will be issued concurrently with this offering at the initial public offering price or the market price on the date of grant will be exercisable immediately subject to lock up arrangements and restrictions under Rule 144 under the Securities Act for "affiliates."


     The restricted securities generally may not be sold unless they are registered under the Securities Act or are sold under an exemption from registration, such as the exemption provided by Rule 144 under the Securities Act.


     Our officers and directors and all stockholders have entered into lock-up agreements under which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive any of the terms of these lock-up agreements. Prudential Securities Incorporated has no present intent or understanding to release any of the shares subject to the lock-up agreements. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless these sales meet the conditions and restrictions of Rule 144 as described below.


     As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them, or are perceived by the market as intending to sell them.

RULE 144

     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of common stock; and
     - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which the notice of the sale on Form 144 is filed with the Securities Exchange Commission.

     Sales under Rule 144 are also subject to other provisions relating to notice and manner of sale and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provision of Rule 144.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, Johnson Rice & Company L.L.C. and Simmons & Company International are acting as representatives. We are obligated to sell and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                NUMBER
                                                               OF SHARES
UNDERWRITERS                                                   ---------
Prudential Securities Incorporated..........................
Johnson Rice & Company L.L.C................................
Simmons & Company International.............................

                                                               ---------
     Total..................................................   3,700,000
                                                               =========

     The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up to 555,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

     The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession
not in excess of $     per share and such dealers may reallow a concession not
in excess of $     per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions. The representatives have informed us that the underwriters do not intend to sell shares to any investor who has granted them discretionary authority.

     We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                      TOTAL FEES
                                               --------------------------------------------------------
                                               FEE PER     WITHOUT EXERCISE OF      FULL EXERCISE OF
                                                SHARE     OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                               --------   ---------------------   ---------------------
Fees paid by us..............................  $                $                       $


     In addition, we estimate that we will spend approximately $1,000,000 in expenses for this offering. We and Southwest Royalties Holdings have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.



     We, our officers and directors and all of our stockholders have entered into lock-up agreements in which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the underwriters. Prudential Securities Incorporated may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

     Prior to this offering, there has been no public market for our common stock. The public offering price, negotiated between us, and the representatives, is based upon our financial and operating history and conditions, its prospects, the prospects for the industry we are in and prevailing market conditions.


     Prudential Securities Incorporated, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

     - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities Incorporated may elect to reduce this short position by exercising some or all of the over-allotment option.

     - Stabilizing and short cover stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

     - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

     These activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

     - the Public Offers of Securities Regulations 1995;

     - the Financial Services Act 1986; and

     - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

     Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

     We have asked the underwriters to reserve up to 185,000 shares for sale at the same offering price directly to our officers, directors, employees and other business affiliates or related third parties. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase the reserved shares. The shares sold will not be subject to lock-up agreements unless subject to NASD lock-up rules.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas and passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     Basic Energy's financial statements as of December 31, 1998 and 1999, and for each of the years in the three year period ended December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     We have filed a registration statement on Form S-1 to register with the SEC the common stock offered by this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information contained in the registration statement or the exhibits to the registration statement.

     We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we will file annual, quarterly and current reports, proxy statements, and other information with the SEC. The public may read and copy any reports, statements, or other information that we file at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Basic Energy Services, Inc.

         Attention: Chief Financial Officer

         406 North Big Spring
         Midland, Texas 79701
         (915) 570-0829

                              INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Unaudited Pro Forma Combined Financial Statements of Basic
  Energy Services, Inc. ....................................  F1-1
  Unaudited Pro Forma Combined Balance Sheet as of March 31,
     2000...................................................  F1-2
  Unaudited Pro Forma Combined Statement of Operations for
     the year ended December 31, 1999.......................  F1-3
  Unaudited Pro Forma Combined Statement of Operations for
     the three months ended March 31, 2000..................  F1-4
  Notes to Unaudited Pro Forma Combined Financial
     Statements.............................................  F1-5

Historical Financial Statements of Basic Energy Services,
  Inc.
  Independent Auditors' Report..............................  F2-1
  Balance Sheets at December 31, 1998 and 1999, and March
     31, 2000 (unaudited)...................................  F2-2
  Statements of Operations for the years ended December 31,
     1997, 1998 and 1999, and the three months ended March
     31, 1999 and 2000 (unaudited)..........................  F2-3
  Statements of Stockholders' Equity for the years ended
     December 31, 1997, 1998 and 1999, and the three months
     ended March 31, 2000 (unaudited).......................  F2-4
  Statements of Cash Flows for the years ended December 31,
     1997, 1998 and 1999, and the three months ended March
     31, 1999 and 2000 (unaudited)..........................  F2-5
  Notes to Financial Statements.............................  F2-6

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     Our unaudited pro forma combined balance sheet has been prepared to give effect to the acquisitions of Turn Around Trucking, Inc., Trinity Services, Sundown Operating, Inc., Eunice Well Servicing Co., Inc., and Gold Star Service Company, Inc., which are collectively referred to as the Acquisitions, and to the issuance of 3,700,000 shares of common stock in an initial public offering and the application of proceeds therefrom as if these transactions had occurred on March 31, 2000. Our unaudited pro forma combined statement of operations has been prepared to give effect to the Acquisitions and to the issuance of 3,700,000 shares of common stock in an initial public offering and the application of the proceeds thereof as if these transactions had occurred on January 1, 1999. The acquisition of Harrison Well Service, Inc. has not been reflected in these pro forma financial statements because that business is inactive.

     Future results may vary significantly from the results reflected in the accompanying unaudited pro forma combined financial statements because of, among other factors, changes in product and service prices and future acquisitions.

     The unaudited pro forma adjustments relative to the Acquisitions are based upon preliminary estimates. We do not believe that the actual adjustments will differ significantly from these preliminary estimates. The only expected differences relate to changes in working capital items and tax basis of the companies being acquired prior to their acquisition. Such differences are expected to be minor. The unaudited pro forma adjustments related to the anticipated initial public offering are based on preliminary estimates of the number of shares of common stock to be sold and the price to be received for each share. The estimates of these amounts may vary significantly and, therefore, the net proceeds available from the offering may be significantly different than anticipated herein.

     The unaudited pro forma combined financial statements should be read in conjunction with our financial statements.

                                      F1-1

                          BASIC ENERGY SERVICES, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2000
                                 (IN THOUSANDS)

                                                             TURN                    EUNICE
                                           BASIC ENERGY     AROUND    TRINITY         WELL        GOLD STAR    SUNDOWN
                                          SERVICES, INC.   TRUCKING   SERVICES     SERVICING       SERVICE    OPERATING
                                          --------------   --------   --------   --------------   ---------   ---------
                 ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............     $    520       $  384      $105         $  119        $   99      $ 1,654
  Trade accounts receivable, net of
    allowance...........................        8,238          932       146            520           307          795
  Accounts receivable -- related
    party...............................           69                                                              743
  Inventories...........................          118           95        --              5            20           46
  Deferred tax asset-current............           --                                                               72
  Other assets..........................          794          575        13             55             9           76
                                             --------       ------      ----         ------        ------      -------
        Total current assets............        9,739        1,986       264            699           435        3,386
PROPERTY AND EQUIPMENT, NET.............       31,155        2,577       169            915           741        1,384
OTHER ASSETS
  Deferred loan costs, net of
    amortization........................          368           --        --             19            --           --
  Goodwill, net of amortization.........        4,542           --        --             --            --           --
  Other receivable -- related party.....           --           --        --             --            --           90
  Other.................................        1,776           --        --             39             4          234
                                             --------       ------      ----         ------        ------      -------
        Total other assets..............        6,686           --        --             58             4          324
TOTAL ASSETS............................     $ 47,580       $4,563      $433         $1,672        $1,180      $ 5,094
                                             ========       ======      ====         ======        ======      =======

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.....     $  3,697       $  678      $251         $  223        $   33      $    --
  Accounts payable......................        4,542          244         2            159            63           96
  Accrued expenses......................        1,745           --        --             26            34          489
  Other current liabilities.............           --           --        --             --             1           --
                                             --------       ------      ----         ------        ------      -------
        Total current liabilities.......        9,984          922       253            408           131          585
LONG-TERM DEBT..........................       49,645        1,631         9            768            --           --
DEFERRED TAX LIABILITY -- NON CURRENT...        1,762          601                                     44           42
STOCKHOLDERS' EQUITY:
  Preferred stock.......................        5,466           --        --             --            --           --
  Common stock..........................           19            1                        5             1            3
  Additional paid-in capital............       25,845            9                                     24        2,563
  Treasury stock........................                                                (10)                    (2,566)
  Deferred compensation.................         (624)
  Accumulated earnings (deficit)........      (44,517)       1,399       171            501           980        4,467
                                             --------       ------      ----         ------        ------      -------
        Total stockholders' equity......      (13,811)       1,409       171            496         1,005        4,467
                                             --------       ------      ----         ------        ------      -------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY................................     $ 47,580       $4,563      $433         $1,672        $1,180      $ 5,094
                                             ========       ======      ====         ======        ======      =======

                                            PRO FORMA
                                           ADJUSTMENTS
                                          DEBIT (CREDIT)     PRO FORMA
                                          --------------     ---------
                 ASSETS
CURRENT ASSETS
  Cash and cash equivalents.............     $(17,766)(1)    $  2,540
                                               15,803(2)
                                                1,622(4)
  Trade accounts receivable, net of
    allowance...........................         (146)(1)      10,792
  Accounts receivable -- related
    party...............................                          812
  Inventories...........................                          284
  Deferred tax asset-current............                           72
  Other assets..........................          (13)(1)       1,509
                                                             --------
        Total current assets............                       16,009
PROPERTY AND EQUIPMENT, NET.............        8,143(1)       45,084
OTHER ASSETS
  Deferred loan costs, net of
    amortization........................          (19)(1)       1,050
                                                1,050(4)
                                                 (368)(2)
  Goodwill, net of amortization.........        6,141(1)       10,683
  Other receivable -- related party.....                           90
  Other.................................          200(1)        2,253
                                                             --------
        Total other assets..............                       14,076
TOTAL ASSETS............................                     $ 75,169
                                                             ========
  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.....          251(1)     $  3,333
                                                4,631(2)
                                               (3,333)(4)
  Accounts payable......................            2(1)        5,104
  Accrued expenses......................                        2,294
  Other current liabilities.............                            1
                                                             --------
        Total current liabilities.......                       10,732
LONG-TERM DEBT..........................       24,716(2)       26,667
                                                  661(4)
                                                    9(1)
DEFERRED TAX LIABILITY -- NON CURRENT...       (2,361)(1)       4,681
                                                  129(2)
STOCKHOLDERS' EQUITY:
  Preferred stock.......................        5,465(2)           --
                                                    1(3)
  Common stock..........................            9(1)           64
                                                   --
                                                  (37)(2)
                                                   (7)(3)
  Additional paid-in capital............          608(1)       78,405
                                                   --
                                              (50,578)(2)
                                                    6(3)
  Treasury stock........................       (2,576)(1)          --
  Deferred compensation.................                         (624)
  Accumulated earnings (deficit)........        7,518(1)      (44,756)
                                                  239(2)
                                                             --------
        Total stockholders' equity......                       33,089
                                                             --------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY................................                     $ 75,169
                                                             ========

  See accompanying notes to unaudited pro forma combined financial statements

                                      F1-2

                          BASIC ENERGY SERVICES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 TURN                 EUNICE
                                               BASIC ENERGY     AROUND    TRINITY      WELL      GOLD STAR    SUNDOWN
                                              SERVICES, INC.   TRUCKING   SERVICES   SERVICING    SERVICE    OPERATING
                                              --------------   --------   --------   ---------   ---------   ---------
REVENUES
  Well servicing............................       24,453       $   --     $1,148     $2,094      $   --      $ 5,653
  Fluid services............................       12,878        5,288         --         --       1,759           --
                                                 --------       ------     ------     ------      ------      -------
                                                   37,331        5,288      1,148      2,094       1,759        5,653
EXPENSES
  Well servicing............................       20,164           --        501      1,645          --        3,269
  Fluid services............................        9,613        3,608         --         --       1,591           --
  General and administrative................        5,229        1,160        275        391                    1,321
  Depreciation and amortization.............        6,747          504         52        260         114          300
                                                 --------       ------     ------     ------      ------      -------
                                                   41,753        5,272        828      2,296       1,705        4,890
OPERATING INCOME (LOSS).....................       (4,422)          16        320       (202)         54          763
OTHER INCOME (EXPENSE)
  Interest income...........................          100           37         --          3          --          105
  Interest expense..........................       (6,065)        (219)       (24)      (123)         (9)          --
  Gain (loss) on sale of assets.............         (301)          82         (2)       117          --           --
  Other, net................................           45           (6)         1         16          18            1
                                                 --------       ------     ------     ------      ------      -------
                                                   (6,221)        (106)       (25)        13           9          106
INCOME (LOSS) BEFORE INCOME TAXES...........      (10,643)         (90)       295       (189)         63          869
  Income tax (expense) benefit..............       (2,328)          23         --         30          36         (329)
                                                 --------       ------     ------     ------      ------      -------
NET INCOME (LOSS)...........................      (12,971)         (67)    $  295     $ (159)     $   99      $   540
                                                 --------       ------     ------     ------      ------      -------
PREFERRED STOCK DIVIDENDS...................          430           --         --         --          --           --
                                                 --------       ------     ------     ------      ------      -------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS..............................     $(13,401)      $  (67)    $  295     $ (159)     $   99      $   540
                                                 ========       ======     ======     ======      ======      =======
PRO FORMA NET LOSS PER SHARE................     $  (5.14)
                                                 ========

                                                PRO FORMA
                                               ADJUSTMENTS
                                              DEBIT (CREDIT)     PRO FORMA
                                              --------------     ---------
REVENUES
  Well servicing............................     $    142(6)     $ 33,206
  Fluid services............................                       19,925
                                                                 --------
                                                                   53,131
EXPENSES
  Well servicing............................          (22)(6)      25,557
  Fluid services............................                       14,812
  General and administrative................                        8,376
  Depreciation and amortization.............          688(5)        8,665
                                                                 --------
                                                                   57,410
OPERATING INCOME (LOSS).....................                       (4,279)
OTHER INCOME (EXPENSE)
  Interest income...........................                          245
  Interest expense..........................       (3,197)(7)      (3,243)
  Gain (loss) on sale of assets.............                         (104)
  Other, net................................                           75
                                                                 --------
                                                                   (3,027)
INCOME (LOSS) BEFORE INCOME TAXES...........                       (7,306)
  Income tax (expense) benefit..............          836(8)       (3,404)
                                                                 --------
NET INCOME (LOSS)...........................                      (10,710)
                                                                 --------
PREFERRED STOCK DIVIDENDS...................         (430)(3)          --
                                                                 --------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS..............................                     $(10,710)
                                                                 ========
PRO FORMA NET LOSS PER SHARE................                     $  (1.69)
                                                                 ========

  See accompanying notes to unaudited pro forma combined financial statements

                                      F1-3

                          BASIC ENERGY SERVICES, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 2000
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              BASIC          TURN                    EUNICE
                                              ENERGY        AROUND    TRINITY         WELL        GOLD STAR    SUNDOWN
                                          SERVICES, INC.   TRUCKING   SERVICES     SERVICING       SERVICE    OPERATING
                                          --------------   --------   --------   --------------   ---------   ---------
REVENUES
  Well servicing........................        8,475       $   --      $371         $  684        $   --      $ 1,639
  Fluid services........................        4,405        1,329        --             --           568           --
                                             --------       ------      ----         ------        ------      -------
                                               12,880        1,329       371            684           568        1,639
EXPENSES
  Well servicing........................        6,312           --       148            478            --          894
  Fluid services........................        3,123          825        --             --           489           --
  General and administrative............        2,050          183        84            113            --          317
  Depreciation and amortization.........        1,692          125        11             61            23           36
                                             --------       ------      ----         ------        ------      -------
                                               13,177        1,133       243            652           512        1,247
OPERATING INCOME (LOSS).................         (297)         196       128             32            56          392
OTHER INCOME (EXPENSE)
  Interest income.......................           17           10        --              2            --           16
  Interest expense......................       (1,560)         (55)       (6)           (28)           (3)          --
  Gain (loss) on sale of assets.........           99           29        --             --            --           --
  Other, net............................            3           (3)       --              2             6           (3)
                                             --------       ------      ----         ------        ------      -------
                                               (1,441)         (19)       (6)           (24)            3           13
INCOME (LOSS) BEFORE INCOME TAXES.......       (1,738)         177       122              8            59          405
  Income tax (expense) benefit..........          566          (61)       --             --            11         (151)
                                             --------       ------      ----         ------        ------      -------
NET INCOME (LOSS).......................       (1,172)      $  116      $122         $    8        $   70      $   254
                                             --------       ------      ----         ------        ------      -------
PREFERRED STOCK DIVIDENDS...............          159           --        --             --            --           --
                                             --------       ------      ----         ------        ------      -------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS..........................     $ (1,331)      $  116      $122         $    8        $   70      $   254
                                             ========       ======      ====         ======        ======      =======
PRO FORMA NET LOSS PER SHARE............     $  (0.46)
                                             ========

                                            PRO FORMA
                                           ADJUSTMENTS
                                          DEBIT(CREDIT)      PRO FORMA
                                          --------------     ---------
REVENUES
  Well servicing........................     $     67(6)     $ 11,102
  Fluid services........................                        6,302
                                                             --------
                                                               17,404
EXPENSES
  Well servicing........................           (5)(6)       7,827
  Fluid services........................                        4,437
  General and administrative............                        2,747
  Depreciation and amortization.........          174(5)        2,122
                                                             --------
                                                               17,133
OPERATING INCOME (LOSS).................                          271
OTHER INCOME (EXPENSE)
  Interest income.......................                           45
  Interest expense......................         (905)(7)        (747)
  Gain (loss) on sale of assets.........                          128
  Other, net............................                            5
                                                             --------
                                                                 (569)
INCOME (LOSS) BEFORE INCOME TAXES.......                         (298)
  Income tax (expense) benefit..........          234(8)          131
                                                             --------
NET INCOME (LOSS).......................                         (167)
                                                             --------
PREFERRED STOCK DIVIDENDS...............         (159)(3)          --
                                                             --------
NET INCOME (LOSS) AVAILABLE TO COMMON
  STOCKHOLDERS..........................                     $   (167)
                                                             ========
PRO FORMA NET LOSS PER SHARE............                     $  (0.03)
                                                             ========

  See accompanying notes to unaudited pro forma combined financial statements

                                      F1-4

                          BASIC ENERGY SERVICES, INC.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The unaudited pro forma combined balance sheet has been prepared to give effect to the acquisitions of Turn Around Trucking, Inc., Trinity Services, Sundown Operating Inc., Eunice Well Servicing Co., Inc., and Gold Star Service Company, Inc., which are collectively referred to as the Acquisitions, the proceeds of a term note in the amount of $20,000,000 and to the issuance of 3,700,000 shares of common stock in an initial public offering and the application of proceeds therefrom as if the Acquisitions and the offering had occurred on March 31, 2000. The unaudited pro forma combined statement of operations has been prepared to give effect to the Acquisitions, and to the issuance of 3,700,000 shares of common stock in an initial public offering and the application of the proceeds therefrom based on an estimated initial public offering price of $15 per share as if the Acquisitions and the offering had occurred on January 1, 1999.

     The unaudited pro forma adjustments relative to the Acquisitions are based upon preliminary estimates. We do not believe that the actual adjustments will differ significantly from these preliminary estimates. The only expected differences relate to changes in working capital items and tax basis of the companies being acquired prior to their acquisition. Such differences are expected to be minor. The unaudited pro forma adjustments related to the anticipated initial public offering are based on preliminary estimates of the number of shares of common stock to be sold and the price to be received for each share. The estimates of these amounts may vary significantly and, therefore, the net proceeds available from the offering may be significantly different than anticipated herein.

2. PRO FORMA ADJUSTMENTS

     (1) To record the Acquisitions using the purchase method of accounting. The purchase price allocations are preliminary, however, no significant contingencies have been identified or are expected. The following table details the preliminary purchase price allocation:

                                                               EUNICE
                                     TURN AROUND   TRINITY      WELL      GOLD STAR    SUNDOWN
                                      TRUCKING     SERVICES   SERVICING    SERVICE    OPERATING    TOTAL
                                     -----------   --------   ---------   ---------   ---------   -------
                                                                (IN THOUSANDS)
Assets and liabilities acquired:
  Net current assets...............    $ 1,064      $   --     $  291      $  304      $ 2,801    $ 4,460
  Property and equipment...........      3,043         731      2,187       1,433        6,535     13,929
  Covenants not to compete.........         50          --         50          50           50        200
  Goodwill.........................      4,166       1,255         43         598           79      6,141
  Other assets.....................         --          --         39           4          324        367
  Long-term debt, net of current
     portion.......................     (1,631)         --       (768)         --           --     (2,399)
  Deferred tax liability...........       (759)        (47)      (219)       (235)      (1,788)    (3,048)
                                       -------      ------     ------      ------      -------    -------
                                       $ 5,933      $1,939     $1,623      $2,154      $ 8,001    $19,650
                                       =======      ======     ======      ======      =======    =======
Consideration given:
  Cash.............................    $ 4,633      $1,850     $1,623      $1,554      $ 8,001    $17,661
  Common stock.....................      1,300          --         --         600           --      1,900
  Warrants for commons stock.......         --          89         --          --           --         89
                                       -------      ------     ------      ------      -------    -------
                                       $ 5,933      $1,939     $1,623      $2,154      $ 8,001    $19,650
Additional information:
  Estimated tax basis of
     property......................    $   809      $  593     $1,542      $  742      $ 1,277    $ 4,963
  Estimated shares of common stock
     to be issued..................         87          --         --          40           --        127

                                      F1-5

                                             HISTORICAL              CONSIDERATION   PRO FORMA
                                    TOTAL     AMOUNTS     SUBTOTAL       GIVEN         ENTRY
                                   -------   ----------   --------   -------------   ---------
Assets and liabilities acquired:
  Net current assets.............  $ 4,460    $ 4,471     $   (11)     $(17,661)     $(17,672)
  Property and equipment.........   13,929      5,786       8,143                       8,143
  Covenants not to compete.......      200                    200                         200
  Goodwill.......................    6,141         --       6,141                       6,141
  Other assets...................      367        386         (19)                        (19)
  Long-term debt, net of current
     portion.....................   (2,399)    (2,408)          9                           9
  Deferred tax liability.........   (3,048)      (687)     (2,361)                     (2,361)
  Common stock...................                 (10)         10            (1)            9
  Additional paid-in-capital.....              (2,596)      2,596        (1,988)          608
  Treasury stock.................               2,576      (2,576)                     (2,576)
  Accumulated earnings
     (deficit)...................              (7,518)      7,518                       7,518

     Each of the Acquisitions, with the exception of Trinity, is a purchase of stock. The Trinity acquisition is the purchase only of Trinity's operating assets. Common Stock to be issued upon conversion of notes is valued at an estimated offering price of $15.00 per share. Warrants are valued based on their terms using a Black-Scholes pricing model assuming a stock issuance and exercise price of $15, a term of 2.25 years, a discount rate of 8% and volatility of 50%. The income tax rate used in the calculation of the above deferred tax liabilities is the statutory rate in effect during the applicable periods.

     (2) To reflect the use of the net proceeds of the offering and the application thereof for the following purposes (in thousands):

Gross proceeds of the offering (3,700,000 shares at an
  estimated $15.00 per share)...............................   $55,500
  Less underwriting discounts and estimated expenses........     4,885
                                                               -------
Net proceeds to common stock and additional
  paid-in-capital...........................................    50,615
                                                               -------
Less:
  Repayment of Senior Notes and other indebtedness..........    29,347
  Redemption of Series A Convertible preferred stock........     5,465
                                                               -------
Net cash remaining after repayment and redemption...........   $15,803
                                                               =======

     Also, to reflect write-off of $368,000 ($239,000 tax effected) in unamortized deferred loan costs associated with the Subordinated Note.

     (3) To reflect the conversion of Series B Convertible Preferred Stock to 749,264 shares of common stock.

     (4) These reflect the issuance of a $20,000,000 term loan net of related debt issuance costs of $550,000 and the repayment of subordinated notes and accrued interest of $17,328,000 and a payment of $500,000 in fees for amendment of the Subordinated Notes.

     (5) To record incremental depreciation and amortization of assets to be recorded in the Acquisitions. Depreciation of acquired equipment is calculated in accordance with Basic Energy's depreciation policies. Amortization of goodwill is over 15 years, and amortization of covenants not to compete is calculated over their three-year terms.

     (6) This adjustment eliminates the revenues and direct operating expenses of certain oil and gas properties currently held by Sundown Operating Inc., which are not being acquired by Basic Energy.

                                      F1-6

     (7) To reflect net interest savings related to the repayment or amendment of substantially all of the Company's outstanding indebtedness and the issuance of a $20,000,000 term note as explained below (in thousands).

                                                                             THREE MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1999           2000
                                                              ------------   ------------
Reversal of historical interest expense for all entities....    $(6,440)       $(1,652)
Interest at prime rate plus 1.25% (currently 10.75%) and
  amortization (by the effective interest method) of debt
  issuance costs of $550,000 for a newly issued $20,000,000
  term note.................................................      2,165            477
Interest on amended Subordinated Notes at 12% plus
  amortization of loan fees of $500,000.....................      1,078            270
Pro forma adjustment to reduce interest expense.............    $(3,197)       $  (905)

     (8) To adjust federal income taxes at the federal rate of 35%.

                                      F1-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Basic Energy Services, Inc.:

     We have audited the accompanying balance sheets of Basic Energy Services, Inc. (formerly Sierra Well Service, Inc.) as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Basic Energy Services, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                                            KPMG LLP

Midland, Texas
March 11, 2000, except as to the
  fourth paragraph of Note 1
  which is as of March 23, 2000.

                                      F2-1

                          BASIC ENERGY SERVICES, INC.

                                 BALANCE SHEETS

                       (in thousands, except share data)


                                                              DECEMBER 31,                      PRO FORMA
                                                           -------------------    MARCH 31,     MARCH 31,
                                                             1998       1999        2000          2000
                                                           --------   --------   -----------   -----------
                                                                                 (UNAUDITED)   (UNAUDITED)
                                                  ASSETS

CURRENT ASSETS
  Cash and cash equivalents..............................  $  2,846   $  1,062    $    520       $   520
  Trade accounts receivable, net of allowance of $1,238,
    $271 and $349, respectively..........................     6,534      7,477       8,238         8,238
  Accounts receivable-related party......................        89         73          69            69
  Inventories............................................       158        144         118           118
  Other current assets...................................       255        215         794           794
                                                           --------   --------    --------       -------
         Total current assets............................     9,882      8,971       9,739         9,739
                                                           --------   --------    --------       -------
PROPERTY AND EQUIPMENT, NET..............................    35,634     31,186      31,155        31,155
                                                           --------   --------    --------       -------
OTHER ASSETS
  Deferred loan costs, net of amortization of $1,318,
    $2,198 and $2,407, respectively......................       317        494         368           368
  Goodwill, net of amortization of $16,660, $17,024 and
    $17,116 respectively.................................     4,998      4,633       4,542         4,542
  Other..................................................     2,496      1,577       1,776         1,776
                                                           --------   --------    --------       -------
         Total other assets..............................     7,811      6,704       6,686         6,686
                                                           --------   --------    --------       -------
TOTAL ASSETS.............................................  $ 53,327   $ 46,861    $ 47,580       $47,580
                                                           ========   ========    ========       =======

                                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Current portion of long-term debt......................  $    403   $  1,164    $  3,697       $ 3,697
  Accounts payable.......................................     1,772      4,281       4,523         4,523
  Accounts payable-related party.........................        40         49          19            19
  Accrued expenses.......................................     1,384      1,698       1,745         1,745
  Deferred income tax....................................        --        104          --            --
                                                           --------   --------    --------       -------
         Total current liabilities.......................     3,599      7,296       9,984         9,984
                                                           --------   --------    --------       -------
EXPECTED REDEMPTION OF SERIES A REDEEMABLE PREFERRED
  STOCK..................................................        --         --          --         5,464
LONG-TERM DEBT...........................................    54,664     50,371      49,645        49,645
DEFERRED INCOME TAX......................................        --      2,224       1,762         1,762
COMMITMENTS & CONTINGENCIES..............................        --         --          --            --
STOCKHOLDERS' EQUITY
  Series A Redeemable 10% Preferred Stock, $10,000 par,
    1,000 shares authorized, 530.45 and 546 shares issued
    and outstanding at December 31, 1999 and March 31,
    2000, respectively (liquidation
    value -- $10,000/share)..............................        --      5,305       5,464            --
  Series B Convertible Preferred Stock, $1 par, 1,000
    shares authorized, 1,000 issued (liquidation
    value -- $1/share)...................................        --          1           1            --
  Series C Convertible Preferred Stock, $1,000 par, 1
    share authorized, one issued (liquidation
    value -- $1,000/share)...............................        --          1           1            --
  Common stock -- $.01 par; 25,000,000 shares authorized;
    1,748,284, 1,784,708, 1,852,348 and 2,601,612 shares
    issued and outstanding at December 31, 1998 and 1999,
    March 31, 2000 and pro forma March 31, 2000,
    respectively.........................................        18         18          19            26
  Additional paid-in capital.............................    24,831     24,831      25,845        25,840
  Deferred compensation..................................        --         --        (624)         (624)
  Accumulated deficit....................................   (29,785)   (43,186)    (44,517)      (44,517)
                                                           --------   --------    --------       -------
         Total stockholders' deficit.....................    (4,936)   (13,030)    (13,811)      (19,275)
                                                           --------   --------    --------       -------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT..............  $ 53,327   $ 46,861    $ 47,580       $47,580
                                                           ========   ========    ========       =======


   The accompanying notes are an integral part of these financial statements.

                                      F2-2

                          BASIC ENERGY SERVICES, INC.

                            STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

                                                                            THREE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                 MARCH 31,
                                   ------------------------------------   -----------------------
                                      1997         1998         1999         1999         2000
                                   ----------   ----------   ----------   ----------   ----------
                                                                                (UNAUDITED)
REVENUES
  Well Servicing.................  $   20,920   $   26,687   $   24,453   $    4,728   $    8,475
  Fluid Services.................       5,214       18,632       12,878        2,721        4,405
                                   ----------   ----------   ----------   ----------   ----------
                                       26,134       45,319       37,331        7,449       12,880
EXPENSES
  Well Servicing.................      16,534       21,640       20,164        3,910        6,312
  Fluid Services.................       3,469       13,009        9,613        2,030        3,123
  General and administration,
     including management fees
     and computer services from
     related parties of $136,
     $241, and $234,
     respectively................       2,785        5,471        5,229        1,134        2,050
  Depreciation and
     amortization................       2,931        8,624        6,747        1,687        1,692
  Impairment of long lived assets
     (Note 4)....................          --       22,671           --           --           --
                                   ----------   ----------   ----------   ----------   ----------
                                       25,719       71,415       41,753        8,761       13,177
                                   ----------   ----------   ----------   ----------   ----------
OPERATING INCOME (LOSS)..........         415      (26,096)      (4,422)      (1,312)        (297)
                                   ----------   ----------   ----------   ----------   ----------
OTHER INCOME (EXPENSE)
  Interest income................          85          263          100           39           17
  Interest expense...............      (1,508)      (7,166)      (6,065)      (1,854)      (1,560)
  Loss on sale of assets.........         (30)         (93)        (301)           6           99
  Other, net.....................          11         (974)          45            4            3
                                   ----------   ----------   ----------   ----------   ----------
                                       (1,442)      (7,970)      (6,221)      (1,805)      (1,441)
                                   ----------   ----------   ----------   ----------   ----------
LOSS BEFORE INCOME TAXES.........      (1,027)     (34,066)     (10,643)      (3,117)      (1,738)
  Deferred income tax (expense)
     benefit.....................         230        5,770       (2,328)      (4,771)         566
                                   ----------   ----------   ----------   ----------   ----------
NET LOSS.........................  $     (797)  $  (28,296)  $  (12,971)  $   (7,888)  $   (1,172)
                                   ----------   ----------   ----------   ----------   ----------
  Preferred stock dividend.......          --           --          430           --          159
                                   ----------   ----------   ----------   ----------   ----------
NET LOSS TO COMMON STOCKHOLDERS'
  INTEREST.......................  $     (797)  $  (28,296)  $  (13,401)  $   (7,888)  $   (1,331)
                                   ==========   ==========   ==========   ==========   ==========
LOSS PER SHARE...................  $    (0.72)  $   (16.18)               $    (4.51)
                                   ==========   ==========                ==========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING....................   1,100,400    1,748,400                 1,748,400
                                   ==========   ==========                ==========
Unaudited pro forma loss per
  common share...................                            $    (5.14)               $    (0.46)
                                                                                       ==========
Unaudited pro forma weighted
  average number of shares.......                             2,524,866                 2,533,972
                                                                                       ==========

   The accompanying notes are an integral part of these financial statements.

                                      F2-3

                          BASIC ENERGY SERVICES, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                 SERIES A          SERIES B          SERIES C
                                REDEEMABLE        CONVERTIBLE       CONVERTIBLE
                              PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK      COMMON STOCK      ADDITIONAL
                              ---------------   ---------------   ---------------   ------------------    PAID-IN     ACCUMULATED
                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT    SHARES     AMOUNT    CAPITAL       DEFICIT
                              ------   ------   ------   ------   ------   ------   ---------   ------   ----------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE -- JANUARY 1,
  1997......................    --        --       --      --       --       --       780,000      8      $ 5,145      $   (692)
  Stock compensation
    granted.................    --        --       --      --       --       --         8,000     --           --            --
  Common stock issued.......    --        --       --      --       --       --       960,284     10       19,210            --
  Issuance of common stock
    warrants................    --        --       --      --       --       --            --     --          476            --
  Net loss..................    --        --       --      --       --       --            --     --           --          (797)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1997......................    --        --       --      --       --       --     1,748,284     18       24,831        (1,489)
  Net loss..................    --        --       --      --       --       --            --     --           --       (28,296)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1998......................    --        --       --      --       --       --     1,748,284     18       24,831       (29,785)
  Stock compensation
    granted.................    --        --       --      --       --       --        36,424      0            0            --
  Preferred stock issued....   500     5,000    1,000       1        1        1            --     --           --            --
  Preferred stock
    dividend -- stock.......    30       305       --      --       --       --            --     --           --          (305)
  Preferred stock
    dividend -- cash........    --        --       --      --       --       --            --     --           --          (125)
  Net loss..................    --        --       --      --       --       --            --     --           --       (12,971)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- DECEMBER 31,
  1999......................   530     5,305    1,000       1        1        1     1,784,708     18       24,831       (43,186)
  Stock compensation granted
    (unaudited).............    --        --       --      --       --       --        67,640      1        1,014            --
  Preferred stock
    dividend -- stock
    (unaudited).............    16       159       --      --       --       --            --     --           --          (159)
  Net loss (unaudited)......    --        --       --      --       --       --            --     --           --        (1,172)
                               ---     -----    -----      --       --       --     ---------     --      -------      --------
BALANCE -- MARCH 31, 2000
  (UNAUDITED)...............   546     5,464    1,000       1        1        1     1,852,348     19       25,845       (44,517)
                               ===     =====    =====      ==       ==       ==     =========     ==      =======      ========

   The accompanying notes are an integral part of these financial statements.

                                      F2-4

                          BASIC ENERGY SERVICES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                                       THREE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,           MARCH 31,
                                                      ------------------------------   -------------------
                                                        1997       1998       1999       1999       2000
                                                      --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss..........................................  $   (797)  $(28,296)  $(12,971)  $(7,888)   $(1,172)
  Depreciation......................................     2,459      6,322      5,494     1,404      1,388
  Amortization......................................       472      2,302      1,253       283        304
  Impairment of long lived assets...................        --     22,671         --        --         --
  Bad debt expense..................................       475        442        125        74         65
  Noncash interest expense..........................       281      1,435      2,494       356      1,523
  Write-off of deferred loan costs..................        --        655         --        --         --
  Loss (gain) on sale of assets.....................        30         93        301        (6)       (99)
  Deferred income tax expense (benefit).............      (230)    (5,770)     2,328     4,771       (566)
  Stock compensation................................        --         --         --        --        390
  Changes in operating assets and liabilities, net
    of acquisitions --
    Accounts receivable.............................    (6,489)     1,011     (1,051)    1,249       (822)
    Inventories.....................................        15         92         14         6         26
    Income tax receivable...........................        15         --         --        --         --
    Other current assets............................        33       (152)        46      (460)      (545)
    Accounts payable................................     2,586     (1,333)     2,518      (477)       212
    Accrued expenses................................     1,095       (468)       314       955         48
                                                      --------   --------   --------   -------    -------
         NET CASH PROVIDED BY (USED IN) OPERATING
           ACTIVITIES...............................       (55)      (996)       865       267        752
                                                      --------   --------   --------   -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property and equipment................    (6,585)    (2,435)    (2,287)     (115)      (819)
  Proceeds from sale of property and equipment......        86        309      1,210        46        117
  Collections of notes receivable...................        --         --          3        --          6
  Proceeds from sale of other long-term assets......        --         85        205        11         --
  Payments for other long-term assets...............      (247)       (92)      (101)       --       (242)
  Payments for businesses, net of cash acquired.....   (56,076)    (1,800)        --        --       (125)
                                                      --------   --------   --------   -------    -------
         NET CASH USED IN INVESTING ACTIVITIES......   (62,822)    (3,933)      (970)      (58)    (1,063)
                                                      --------   --------   --------   -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under long-term debt...................    58,791      2,100         --        --         --
  Payments of long-term debt........................    (7,121)      (595)      (497)     (111)      (147)
  Dividends paid....................................        --         --       (125)       --         --
  Deferred loan costs...............................    (2,037)      (267)    (1,057)     (748)       (84)
  Proceeds from issuance of common stock............    19,220         --         --        --         --
                                                      --------   --------   --------   -------    -------
         NET CASH PROVIDED BY (USED IN) FINANCING
           ACTIVITIES...............................    68,853      1,238     (1,679)     (859)      (231)
                                                      --------   --------   --------   -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................................     5,976     (3,691)    (1,784)     (650)      (542)
  Cash and cash equivalents -- beginning of year....       561      6,537      2,846     2,846      1,062
                                                      --------   --------   --------   -------    -------
CASH AND CASH EQUIVALENTS -- END OF YEAR............  $  6,537   $  2,846   $  1,062   $ 2,196    $   520
                                                      ========   ========   ========   =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION --
  Interest paid.....................................  $  1,227   $  5,732   $  5,106   $ 1,498    $    37
  Income taxes received.............................        --         --         --        --         --
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES --
  Common stock warrants issued as debt discount.....  $    476   $     --   $     --   $    --    $    --
  Capital leases issued for equipment...............       462        252        353        --        641
  Notes receivable-non cash.........................        --         --         83        69         84
  Preferred stock dividend..........................        --         --        305        --        159
  Transfer of debt for preferred stock..............        --         --      5,002        --         --
  Accrued interest capitalized into long-term
    debt............................................        --         --      1,614        --      1,313


   The accompanying notes are an integral part of these financial statements.

                                      F2-5

                          BASIC ENERGY SERVICES, INC.

                         NOTES TO FINANCIAL STATEMENTS

   (THE INFORMATION AND AMOUNTS FOR THE THREE MONTHS ENDED MARCH 31, 2000 ARE
                                   UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization & Business -- Basic Energy Services, Inc. (the "Company"), a Delaware corporation, was formed in 1992 as a subsidiary of Southwest Royalties, Inc. ("SWR"). In June 1997, Southwest Royalties Holding, Inc. ("SRH") was formed to serve as a holding company for SWR, the Company and other subsidiaries of SWR. At that time, SWR's investment in the Company was transferred by dividend to SRH and the Company became a subsidiary of SRH. Due to sales of the Company's common stock to Southwest Partners II, L.P. and Southwest Partners III, L.P. (limited partnerships for which SWR serves as general partner) in 1996 and 1997, SRH's ownership interest in the Company was reduced to a point where the Company's financial position and results of operations were no longer consolidated with SRH, effective July 1, 1997.

     The Company provides a range of well site services to oil and gas drilling and producing companies through the Company's fleet of well servicing rigs and fluid handling assets. The Company's operations are concentrated in the major United States oil and gas producing regions of Texas, New Mexico, Oklahoma and Louisiana.

     The unaudited financial statements as of and for three month period ended March 31, 2000 have been prepared on a basis consistent with the audited financial statements as of and for the period ending December 31, 1999 and, in the opinion of management, include all adjustments, consisting of normal recurring accrual adjustments, which are necessary for a fair presentation of the result for the interim period.

  Common Stock Split and Change of Name

     On May 23, 2000, the Company filed a restated certificate of incorporation changing its name to Basic Energy Services, Inc. from Sierra Well Service Inc. and increasing its authorized common shares to 25,000,000 and completed a 400-for-1 stock split. All share and per share amounts have been restated as if the stock split had occurred at the beginning of the earliest period presented.

     Estimates and Uncertainties -- The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Cash and Cash Equivalents -- The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its excess cash in various financial institutions, where deposits may exceed federally insured amounts at times.

     Inventories -- Inventories mainly consist of pipe, are held for use in the operations of the Company and are stated at the lower of cost or market, with cost being determined on the first-in, first-out (FIFO) method.

     Property and Equipment -- Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of the assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in

                                      F2-6

                          BASIC ENERGY SERVICES, INC.

operations. All assets are depreciated on the straight-line method and the estimated useful lives of the assets are as follows:

Buildings and improvements..................................   20-30 years
Well servicing rigs and equipment...........................    5-15 years
Fluid service equipment.....................................    5-10 years
Brine/fresh water stations..................................      15 years
Enviro-Vat units and fluid service..........................      10 years
Disposal facilities.........................................      10 years
Vehicles....................................................     3-5 years

     The Company reviews property and equipment and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is indicated if the sum of the expected undiscounted future cash flows is less than the carrying amount, including any related goodwill, of such assets. Expected future cash flows and carrying values are aggregated at their lowest identifiable level, which is on a rig-by-rig basis for the Company's well service rigs and by local service area for the Company's truck fleets and water stations. The Company recognizes an impairment loss for the difference between the asset's, or group of assets, carrying value and estimated fair value, if the carrying value exceeds the expected undiscounted future cash flows.

     Deferred Debt Costs -- The Company capitalizes certain costs in connection with obtaining its borrowings, such as lender's fees and related attorney's fees. These costs are being amortized to interest expense on the straight-line method over the term of the related debt. Amortization calculated using the straight line method is not materially different from the amount calculated using the effective interest method.

     Goodwill -- The Company classifies as goodwill the cost in excess of fair value of the net tangible assets acquired in purchase transactions. Goodwill is being amortized on a straight-line basis over the estimated period benefited by it of fifteen years. Management continually evaluates whether events or circumstances have occurred that indicate the remaining useful life of goodwill may warrant revision or the remaining balance of goodwill may not be recoverable.

     Income Taxes -- Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The measurement of current and deferred tax assets and liabilities is based on enacted tax law. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period of change. A valuation allowance for deferred tax assets is recognized when it is "more likely than not" that the benefit of deferred tax assets will not be realized.

     Concentrations of Credit Risk -- Financial instruments, which potentially subject the Company to concentration risk, consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. The Company's customer base consists primarily of multi-national and independent oil and natural gas producers. The Company performs ongoing credit evaluations of its customers but generally does not require collateral on its trade receivables. Credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

     Loss Per Share -- The Company accounts for loss per share based upon Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128). Under SFAS 128, basic earnings or loss per common share are determined by dividing net earnings or loss applicable to common stock by the

                                      F2-7

                          BASIC ENERGY SERVICES, INC.

weighted average number of common shares actually outstanding during the year. Diluted earnings per common share is based on the increased number of shares that would be outstanding assuming conversion of dilutive outstanding convertible securities using the "as if converted" method. The share effect related to outstanding common stock warrants is omitted for 1998 and 1997 because they are antidilutive to the periods presented. Such warrants are no longer outstanding.

     Recent Accounting Pronouncements -- In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") which establishes standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. It establishes conditions under which a derivative may be designated as a hedge, and establishes standards for reporting changes in the fair value of a derivative. FAS 133, as amended by FAS 137, is required to be implemented for all fiscal quarters of all fiscal years beginning after June 15, 2000. Early adoption is permitted. The Company has not completed the evaluation of the potential effects of implementing FAS 133.

     Unaudited Pro Forma Net Income Per Share. The Company plans to redeem the Series A Cumulative Preferred Stock with the proceeds of a proposed initial public offering. The Company also intends to convert the Series B Convertible Preferred Stock into 749,264 shares of common stock and cancel the Series C Convertible Preferred Stock in connection with the initial public offering. Unaudited pro forma net loss per share amounts include the effect of these transactions and are calculated by adjusting the net loss for the year ended December 31, 1999 and 3 months ended March 31, 2000 by $430,000 and $159,000, respectively, for the effect of not paying preferred stock dividends. Unaudited pro forma numbers of weighted average common shares include the effect of the conversion of the Series B Preferred Stock into 749,264 common shares plus weighted average common shares outstanding for the periods.

     Unaudited Pro Forma Balance Sheet. The unaudited pro forma balance sheet as of March 31, 2000 gives pro forma effect to the assumed redemption of the Series A Redeemable Preferred Stock for $5,464,000, the conversion of Series B Convertible Preferred Stock to 749,264 shares of common stock and the cancellation of the Series C Convertible Preferred Stock as discussed in the preceding paragraph, as though these transactions had occurred as of that date.

                                      F2-8

                          BASIC ENERGY SERVICES, INC.

2. ACQUISITIONS

     In 1997 and 1998, Basic Energy acquired for cash either substantially all of the assets or all of the outstanding capital stock of each of the following businesses, which were accounted for using the purchase method of accounting:

                                                                              TOTAL
                                                          CLOSING DATE      CASH PAID
                                                          -------------   --------------
                                                                          (IN THOUSANDS)
East Texas Vac. Service, L.C. ..........................      June 1997      $ 3,046
S&N Well Servicing, Ltd. ...............................      July 1997        5,388
Lonnies Well Service Co. ...............................    August 1997          714
Harrison Rig Service, Inc. .............................    August 1997          475
DKB Enterprises, Inc. ..................................   October 1997        5,602
Diamond Rental, Inc. ...................................   October 1997        3,574
Larry O'Connor, Inc. ...................................   October 1997        3,608
Aries Well Service, Inc. ...............................   October 1997        1,481
Trans-Texas Operating, Inc. ............................   October 1997        6,789
Smith Brothers Casing Pullers, Inc. ....................   October 1997        1,293
Mansell Brine Sales, Inc. ..............................  November 1997        6,297
Bobby Herricks Trucking, Inc. ..........................  December 1997       12,327
Ackerly Service Company, Inc. and Enviro-Vat, Inc. .....  December 1997        5,482
                                                                             -------
     Total 1997.........................................                     $56,076
                                                                             -------

Accurate Petroleum Services, Inc. ......................     April 1998      $ 1,800

     The Company sold 960,284 shares of common stock from February to December 1997 totaling $19,219,500 to Southwest Partners II, Southwest Partners III and SWR and borrowed a total of $49,408,000 from Joint Energy Development Investments Limited Partnership II during 1997 and 1998 in order to fund the acquisitions and purchase additional well servicing equipment. The remainder of the proceeds was used for working capital. The operations of each of the aforementioned acquisitions are included in the Company's statement of operations as of each respective closing date.

     In 1998, the Company expensed previously deferred costs from foregone acquisitions and costs associated with a proposed debt offering not consummated, totaling approximately $990,000.

                                      F2-9

                          BASIC ENERGY SERVICES, INC.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of December 31 (in thousands):

                                                               1998       1999
                                                              -------    -------
Land........................................................  $   831    $   236
Buildings and improvements..................................    1,973      1,673
Well service units and equipment............................   21,523     22,507
Water hauling equipment.....................................    7,049      7,052
Brine/fresh water stations..................................    8,429      8,620
Enviro-Vat units and frac/test tanks........................    3,211      3,211
Disposal facilities.........................................    5,348      5,348
Vehicles....................................................    4,429      4,389
Other.......................................................      631        672
                                                              -------    -------
                                                               53,424     53,708
Less accumulated depreciation...............................   17,790     22,522
                                                              -------    -------
Property and equipment, net.................................  $35,634    $31,186
                                                              =======    =======

     The Company is obligated under various capital leases for certain vehicles and equipment that expire at various dates during the next nine years. The gross amount of property and equipment and related accumulated amortization recorded under capital leases and included above consists of the following as of December 31 (in thousands):

                                              1998      1999
                                             ------    ------
Vehicles...................................  $  592    $  924
Water hauling equipment....................     447       375
Other......................................      41        44
                                             ------    ------
                                              1,080     1,343
Less accumulated amortization..............     493       594
                                             ------    ------
                                             $  587    $  749
                                             ======    ======

     Amortization of assets held under capital leases of approximately $273,000 and $155,000 for the years ended December 31, 1998 and 1999, respectively, is included with depreciation expense.

4. IMPAIRMENT

     At December 31, 1998, the Company recorded an impairment loss on its well servicing and fluid services business segments of approximately $1,392,000 and $21,280,000, respectively, for a total impairment of approximately $22,672,000. In determining if an impairment loss was indicated, management projected future undiscounted cash flows through the estimated life of each asset, for each of the Company's well service rigs and by local service area for the Company's trucks and water stations, based on generally increasing utilization rates based on management's expectations, hours, estimated future rates and expenses. Where an impairment was indicated, the carrying value of the related goodwill was first reduced. If additional impairment was indicated the related equipment was reduced to estimated fair market value, based upon a recent appraisal.

                                      F2-10

                          BASIC ENERGY SERVICES, INC.

5. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                          DECEMBER 31,
                                                        -----------------    MARCH 31,
                                                         1998      1999        2000
                                                        -------   -------   -----------
                                                                            (UNAUDITED)
Credit Facility.......................................  $54,331   $    --     $    --
New Credit Facility
  Senior Notes........................................       --    24,408      24,928
  Subordinated Notes..................................       --    26,535      27,328
Capital leases and equipment notes....................      736       592       1,086
                                                        -------   -------     -------
                                                         55,067    51,535      53,342
Less current portion, determined based on the terms of
  the New Credit Facility (see discussion below)......      403     1,164       3,697
                                                        -------   -------     -------
                                                        $54,664   $50,371     $49,645
                                                        =======   =======     =======

     On September 30, 1997, the Company signed a loan agreement (the "Credit Facility") that provided up to $60,000,000 for acquisitions and refinancing existing debt. The agreement required monthly interest payments with the outstanding principal balance and accrued interest due on March 31, 1999. The loan consisted of two tranches (Tranche A and Tranche B) totaling $30,000,000 each. As of December 31, 1998, Tranche A had an outstanding balance of $30,000,000 and Tranche B had an outstanding balance of $24,410,000. The initial interest rates for Tranche A and B were prime plus 1% and 3%, respectively. Interest on Tranche B, if not retired in whole by October 1998, increased by 1% at the end of each subsequent two-month period. The Credit Facility contained various restrictive covenants which included restrictions on the incurrence of additional indebtedness and limitations on the amount of capital lease obligations. Certain covenants also placed restrictions on dividends, stock redemptions, investments and sales of assets.

     As part of the agreement, the Company issued common stock warrants to the lender which were exercisable in whole or in part any time prior to October 2002. As of December 31, 1998, the lender was entitled to 182,800 warrants at exercise prices ranging from $21.25 to $28.75 per share. These warrants had estimated fair value of $476,400 at time of issuance and a carrying value of $79,400 as of December 31, 1998. The fair value of the warrants were calculated using the Black-Scholes option model assuming no expected volatility and a risk free interest rate of 5%. On March 31, 1999 the outstanding warrants associated with the Credit Facility were cancelled.

     In October 1997, the Company repaid approximately $6,000,000 of short-term debt, including accrued interest, with proceeds from the Credit Facility.

     On March 31, 1999, the Company entered into three security purchase agreements (collectively, the "New Credit Facility") with the same lender that provided up to $54,410,000, the proceeds of which were used to retire amounts outstanding under the Credit Facility. The Company has accounted for this restructuring under FAS 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring" because the maturity of the debt was extended from March 31, 1999 to June 2004 and the interest rate was maintained at a level below the rate that the Company could have obtained from an alternate lender. In fact, it would have been unlikely that the Company could have obtained alternative financing from any source. In addition, the lender accepted preferred stock in exchange for $5 million of the debt. The Company issued preferred stock with an estimated fair value of $5 million to the lender on March 31, 1999, as partial settlement of the outstanding balance of the Credit Facility. In accordance with FAS 15, no gain or loss was recognized on the restructuring because there was not a complete settlement of the

                                      F2-11

                          BASIC ENERGY SERVICES, INC.

outstanding debt and the total of the future payments under the terms of the restructured debt exceed the carrying value.

     The New Credit Facility is comprised of a senior credit facility (the "Senior Notes"), a senior subordinated credit facility (the "Subordinated Notes") and three classes of preferred stock, as follows:

          The Senior Notes have a principal balance of $24,408,000 with quarterly interest payable at a rate per annum of 250 basis points above the six month London Interbank Offered Rate beginning March 31, 1999. All outstanding principal and accrued and unpaid interest is due and payable in full on June 30, 2004. The principal is payable quarterly beginning September 30, 2000, based on a seven year amortization of principal beginning June 30, 2000 and a final balloon payment due on June 30, 2004 for the unpaid balance.

          The Subordinated Notes have a principal balance of $25,000,000 with quarterly interest payable at a rate of 10% per annum beginning March 31, 1999. The Company may defer interest payments due prior to September 30, 2001, at a rate of 12% per annum. All accrued and unpaid interest is due on September 30, 2001. The Company chose to defer the interest payments due September 30, 1999, December 31, 1999 and March 31, 2000. All principal and accrued and unpaid interest is due and payable in full on June 30, 2004.

     The Senior and Subordinated Notes contain covenants which restrict dividends, investments, and the sale of assets. At December 31, 1999, the Company was not in compliance with certain debt covenants of the Senior and Subordinated Notes. The Company has obtained an amendment to the New Credit Facility to cure those events of non-compliance. Additionally, the covenants require the Company to maintain a fixed charge coverage ratio (as defined) of at least 1.00:1 for each quarter beginning June 30, 2000.

     The aggregate maturities of debt, including capital leases, for each of the five years subsequent to December 31, 1999 and March 31, 2000, are as follows (in thousands):

                                                                    YEAR ENDED
                                                              ----------------------
                                                              DECEMBER 31   MARCH 31
                                                              -----------   --------
2000........................................................    $ 1,165     $    --
2001........................................................      6,070       3,697
2002........................................................      3,608       6,129
2003........................................................      3,488       3,697
2004........................................................     37,204       3,487
2005........................................................         --      36,332
                                                                -------     -------
                                                                $51,535     $53,342
                                                                =======     =======

     500 shares of Series A Cumulative Preferred Stock ("Series A"), $10,000 per share liquidation preference ($5,000,000) with a dividend payable quarterly at 10% per annum. The Company may choose to pay dividends in-kind at a rate of 12% per annum. The Company paid dividends in-kind on the September 30, 1999, December 31, 1999 and March 31, 2000 payment dates.

     The Company may redeem all of the shares of Series A at any time, at a redemption price of $10,000 per share, together with accrued and unpaid dividends to the date of redemption; provided, however, that in accordance with the Company's Senior Subordinated Credit Facility, the Company is not entitled to redeem shares of Series A unless and until all outstanding principal and accrued and unpaid interest under the Subordinated Note has been paid in full.

     Series A ranks senior to all other classes and series of the stock in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up).

                                      F2-12

                          BASIC ENERGY SERVICES, INC.

Series A may be redeemed by the Issuer at any time after the Subordinated Notes have been paid in full for an amount equal to par plus all accrued and unpaid dividends. Upon redemption, all conversion, voting, and other rights of Series A shall terminate.

     1,000 shares of Series B Convertible Preferred Stock ("Series B"), $1 per share liquidation value ($1000), with dividends payable only if dividends are paid on the Company's common stock. The number of shares of the common stock into which Series B is convertible varies based upon the timing of the repayment of Series A, but represents, at a minimum, 25% of the Company's outstanding common stock. Series B may be converted, at the holders option, into the number of shares of the Company's common stock necessary to equal the following percentages of total, post-conversion common shares calculated on a fully diluted basis:

                                                             CONVERSION AMOUNT AS
TIMING OF REPAYMENT                                         A PERCENTAGE OF POST-
OF SERIES A ISSUE                                           CONVERSION OUTSTANDING
ON OR BEFORE                                                     COMMON STOCK
-------------------                                         ----------------------
December 31, 1999........................................             25%
June 30, 2000............................................             30%
After June 30, 2000......................................             35%

     Series B ranks senior to all other classes and series of the Company's stock except Series A, in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up).

     One share of Series C Convertible Preferred Stock ("Series C"), $1,000 per share liquidation preference, with dividends payable only if dividends are paid on the Company's common stock. The number of shares of the Company's common stock into which Series C is convertible varies based upon the timing of the redemption of Series A. Series C may be converted, at the option of the holder, into the number of shares of common stock necessary to equal the following percentages of total, post-conversion common shares calculated on a fully diluted basis:

                                                             CONVERSION AMOUNT AS
TIMING OF REPAYMENT                                         A PERCENTAGE OF POST-
OF SERIES A ISSUE                                           CONVERSION OUTSTANDING
ON OR BEFORE                                                     COMMON STOCK
-------------------                                         ----------------------
June 30, 2000............................................              0%
June 30, 2001............................................             10%
June 30, 2002............................................             20%
June 30, 2003............................................             30%
June 30, 2004............................................             40%
After June 30, 2004......................................             65%

     Series C ranks senior to all other classes and series of the Company's stock except for Series A and Series B, in all respects, including as to redemption and payment of dividends and distributions (including upon liquidation or winding up).

                                      F2-13

                          BASIC ENERGY SERVICES, INC.

6. INCOME TAXES

     The provision (benefit) for income taxes consists of the following as of December 31 (in thousands):

                                                           1997      1998      1999
                                                          -------   -------   -------
Deferred................................................    1,204    (2,924)    5,392
Benefit of net operating loss carryforward..............   (1,434)   (3,355)   (2,555)
Change in valuation allowance...........................       --       509      (509)
                                                          -------   -------   -------
                                                          $  (230)  $(5,770)  $ 2,328
                                                          =======   =======   =======

     A reconciliation between the amount determined by applying the federal statutory rate with the provision (benefit) for income taxes is as follows as of December 31 (in thousands):

                                                           1997      1998      1999
                                                           -----   --------   -------
Statutory federal income tax.............................  $(350)  $(11,582)  $(3,619)
Amortization of non-deductible goodwill and property.....     74      5,195       227
Meals and entertainment..................................     46         95        75
Change in valuation allowance............................     --        509      (509)
Reduction in net operating loss carryforwards............     --         --     6,101
Other....................................................     --         13        53
                                                           -----   --------   -------
                                                           $(230)  $ (5,770)  $ 2,328
                                                           =====   ========   =======

     As a result of issuing preferred stock and convertible preferred stock to its primary lender on March 31, 1999, the Company's net operating loss carryforwards accumulated prior to that date were effectively reduced to zero under Section 382 of the Internal Revenue Code. Deferred tax assets related to operating loss carryforwards existing at December 31, 1999 arose from losses occurring subsequent to March 31, 1999. The valuation allowance at December 31, 1998 was reduced because the net operating loss carryforwards to which it related were lost as described above.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows as of December 31 (in thousands):

                                                               1998      1999
                                                              -------   -------
Deferred tax assets:
  Operating loss carryforwards..............................  $ 5,082   $ 2,555
  Receivables...............................................      148        --
  Other.....................................................        1       202
  Valuation allowance.......................................     (509)       --
                                                              -------   -------
  Total deferred tax assets.................................    4,722     2,757
                                                              -------   -------
Deferred tax liabilities:
  Property and equipment....................................   (4,505)   (4,794)
  Real estate investments...................................      (23)       --
  Goodwill..................................................     (157)     (145)
  Other intangibles.........................................      (37)      (42)
  Receivables...............................................       --      (104)
                                                              -------   -------
  Total deferred tax liabilities............................   (4,722)   (5,085)
                                                              -------   -------
          Net deferred tax liability........................  $    --   $(2,328)
                                                              =======   =======

                                      F2-14

                          BASIC ENERGY SERVICES, INC.

     A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. The valuation allowance relates primarily to the uncertainty of the realizability of the Company's carryforwards. The amount of the valuation allowance could be reduced if estimates of future taxable income during the carryforward period are increased.

     As of December 31, 1999, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $7,514,107, which are available to offset future regular taxable income, if any. The net operating loss carryforwards expire in various periods through 2020. As described above, this amount relates only to tax losses since March 31, 1999.

7. COMMITMENTS AND CONTINGENCIES

  Environmental

     The Company is subject to various federal, state and local environmental laws and regulations which establish standards and requirements for protection of the environment. The Company cannot predict the future impact of such standards and requirements which are subject to change and can have retroactive effectiveness. The Company continues to monitor the status of these laws and regulations. Management does not believe that the disposition of any of these items will result in a material adverse impact to the financial position, liquidity, capital resources or future results of operations of the Company.

     Currently, the Company has not been fined, cited or notified of any environmental violations which would have a material adverse effect upon the financial position, liquidity or capital resources of the Company. However, management does recognize that by the very nature of its business, material costs could be incurred in the near term to bring the Company into total compliance. The amount of such future expenditures is not determinable due to several factors including the unknown magnitude of possible contamination, the unknown timing and extent of the corrective actions which may be required, the determination of the Company's liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.

  Litigation

     From time to time, the Company is a party to litigation or other legal proceedings that the Company considers to be a part of the ordinary course of business. The Company is not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on the Company's financial condition or results of operations.

  Leases

     The Company leases certain equipment under non-cancelable operating leases which expire at various dates through December 2001. The term of the operating leases generally run from 36 to 60 months with varying payment dates throughout each month.

                                      F2-15

                          BASIC ENERGY SERVICES, INC.

     As of December 31, 1999, the future minimum lease payments under non-cancelable operating leases are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                          LEASE PAYMENTS
                        ------------                          --------------
2000........................................................       $291
2001........................................................        176
2002........................................................        142
2003........................................................        142
2004........................................................        118
                                                                   ----
Total.......................................................       $869
                                                                   ====

     Rent expense approximated $962,000 for 1997, $979,000 for 1998, and $942,000 for 1999. The Company rents various equipment for short-term periods in order to assist day-to-day operations.

8. STOCK COMPENSATION


     The Company granted an officer 36,424 common shares with nominal value in March of 1999. The value of these shares was determined to be nominal because of the Company's financial condition and prospects at the time of issuance. The Company was experiencing significant negative cash flow, all of its debt was scheduled for repayment on March 31, 1999 and the Company had no source of funds for the repayment, and there was no expectation that the Company would have the ability to meet interest requirements. The Company granted two employees 4,000 shares of common stock each, effective January 1, 1997. Compensation expense related to the 1997 issuances was determined at the date of the grant based on the estimated fair value of the Company as determined by an independent investment advisor.


9. RELATED PARTY TRANSACTIONS


     The Company provided services and products for workover, maintenance and plugging of existing oil and gas wells to a related party for $508,000, $906,000, $1,010,000 and $276,000 in 1997, 1998, 1999 and for the three months ended March 31, 2000, respectively. The Company had receivables from this related party of $89,000, $73,000 and $69,000 as of December 31, 1998, December 31, 1999 and March 31, 2000, respectively.


     The Company paid a related party management fees for accounting, bookkeeping, tax preparation, banking and computer services in 1999. All services, except for computer services, were terminated by the Company as of December 31, 1999. Since January 1996, this related party has performed computer services for the Company for $7,500 per month.


     The Company leases three well service rigs from a related party under an operating lease entered into in October 1999. The lease requires monthly payments of approximately $11,000 and expires in October 2004. Rent expense related to this lease approximated $24,000 for 1999 and $33,000 for the three months ended March 31, 2000.


     A director of the Company is a partner in a law firm that provides legal services to the Company. During 1998, 1999 and for the three months ended March 31, 2000, the Company paid approximately $112,000, $64,000 and $66,000, respectively in fees for legal services performed.

10. PROFIT SHARING PLAN

     The Company has a contributory retirement plan that covers substantially all employees. Employees may contribute up to 15% of their base salary with the maximum amount determined by law. Employee

                                      F2-16

                          BASIC ENERGY SERVICES, INC.

contributions are fully vested at all times and discretionary employer contributions are fully vested upon the first to occur of retirement and five years of service. Employer contributions to the 401(k) plan approximated $13,000 for 1997, $18,000 for 1998 and $56,000 for 1999.

11. MAJOR CUSTOMERS

     No customers accounted for over 10% sales in 1997, 1998 or 1999 or for the three months ended March 31, 2000. The Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral to secure outstanding receivables.

12. BUSINESS SEGMENT INFORMATION

     Information about the Company's operations by business segment is as follows:

                                                                     THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,           MARCH 31,
                                     -----------------------------   -------------------
                                      1997       1998       1999       1999       2000
                                     -------   --------   --------   --------   --------
                                                                         (UNAUDITED)
REVENUES:
  Well servicing...................  $20,920   $ 26,687   $ 24,453   $ 4,728    $ 8,475
  Fluid services...................    5,214     18,632     12,878     2,721      4,405
                                     -------   --------   --------   -------    -------
                                     $26,134   $ 45,319   $ 37,331   $ 7,449    $12,880
                                     =======   ========   ========   =======    =======
INCOME (LOSS) BEFORE INCOME TAXES:
  Well servicing...................  $ 4,388   $  5,741   $  4,553   $   818    $ 2,163
  Fluid services...................    1,744      5,943      3,382       691      1,282
  Interest expense.................   (1,508)    (7,166)    (6,065)   (1,854)    (1,560)
  General corporate................   (5,651)   (38,584)   (12,513)   (2,772)     3,623
                                     -------   --------   --------   -------    -------
                                     $(1,027)  $(34,066)  $(10,643)  $(3,117)   $(1,738)
                                     =======   ========   ========   =======    =======

                                                           YEARS ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1997      1998      1999
                                                          -------   -------   -------
IDENTIFIABLE ASSETS:
  Well servicing........................................  $28,613   $25,531   $23,855
  Fluid services........................................   46,287    20,888    18,893
  General corporate.....................................   12,219     6,908     4,113
                                                          -------   -------   -------
                                                          $87,119   $53,327   $46,861
                                                          =======   =======   =======
CAPITAL EXPENDITURES:
  Well servicing........................................  $ 5,883   $ 1,747   $ 1,715
  Fluid services........................................      338       536       469
  General corporate.....................................      364       152       103
                                                          -------   -------   -------
                                                          $ 6,585   $ 2,435   $ 2,287
                                                          =======   =======   =======
DEPRECIATION:
  Well servicing........................................  $ 1,941   $ 3,849   $ 3,829
  Fluid services........................................      907     4,593     2,721
  General corporate.....................................       83       182       197
                                                          -------   -------   -------
                                                          $ 2,931   $ 8,624   $ 6,747
                                                          =======   =======   =======


     The Company's well servicing business line offers a range of services including well maintenance, workover of existing wells, new well completions and plug and abandonment services. The Company's fluid services business line complements the well service operations by providing liquids handling, water supply and disposal services.


                                      F2-17

                          BASIC ENERGY SERVICES, INC.

13. SUBSEQUENT EVENTS


     The Company entered into definitive agreements to acquire five businesses and the stock purchase of a sixth corporation with four inactive rigs during the last quarter of 1999 and the first quarter of 2000. The closing of each of these acquisitions is contingent upon the consummation of the Company's initial public offering. The following described acquisitions were not completed as of December 31, 1999 and are not included in the Company's results of operations for the twelve months ended December 31, 1999. Other than Trinity Services, which is an asset purchase rather than a stock purchase, the cash portion of each acquisition will be adjusted to reflect the net financial assets of the acquired company as of the acquisition date. Net financial assets is defined as net working capital minus long-term debt, including leases.


  TAT (Turn Around Trucking), Inc.

     The Company has entered into a definitive agreement for the acquisition of TAT (Turn Around Trucking), Inc. ("TAT") for cash and a note with an total estimated value of approximately $6.5 million. The note will be converted within 45 days after the completion of the offering into shares of the Company's common stock valued at the initial public offering price; the note accrues interest at a floating rate equal to the prime rate. TAT operates 32 fluid service trucks, 2 support trucks, 38 fluid service tanks, 2 salt water disposal wells and related equipment in south Texas.

  Sundown Operating Company, Inc.

     The Company has entered into a definitive agreement for the acquisition of Sundown Operating Company, Inc. ("Sundown") for cash and a note with an estimated value of approximately $5.2 million. The note will be convertible, at the holder's option, into shares of the Company's common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of the proposed initial public offering and accrues interest at a floating rate equal to the prime rate. Sundown operates 26 well servicing rigs and related equipment in the northern Permian Basin.

  Eunice Well Service Company

     The Company has entered into a definitive agreement for the acquisition of Eunice Well Service Company ("Eunice") for cash and a note with an estimated value of approximately $2.1 million. The note will be convertible, at the holder's option, into shares of the Company's common stock valued at the initial public offering price; the note matures on the one year anniversary of the closing of this offering and accrues interest at a floating rate equal to the prime rate. Eunice operates 10 well servicing rigs and related equipment in the western Permian Basin.

  Gold Star Service Company, Inc.

     The Company has entered into a definitive agreement for the acquisition of Gold Star Service Company, Inc. ("Gold Star") for cash and a note with an estimated value of approximately $1.85 million. The note will be converted into shares of our common stock valued at the initial public offering price within 45 days after the completion of the proposed initial public offering; the note accrues interest at a floating rate equal to the prime rate. Gold Star operates 19 fluid service trucks, 4 support trucks, 1 salt water disposal well, 2 fresh and brine water stations and related equipment in the western Permian Basin.

  Trinity Services

     The Company has entered into a definitive agreement for the acquisition of Trinity Services ("Trinity") for cash, a note and warrants with an estimated value of approximately $1.94 million. The warrants will be exercisable, at the holder's option, into shares of the Company's common stock valued at

                                      F2-18

                          BASIC ENERGY SERVICES, INC.

the initial public offering price. The holder has the option to offset any indebtedness under the note against the exercise price of the warrant. The note matures 15 months after the closing of this offering and accrues interest at a floating rate equal to the prime rate. The warrant expires on the later of (1) 18 months after the closing of the proposed offering or (2) one year after the note is repaid in full. Trinity operates 10 well servicing rigs and related equipment in south Texas.

  Harrison Well Service, Inc.


     The Company has entered into a definitive agreement for the acquisition of Harrison Well Service, Inc. ("Harrison") for cash and a note with an estimated value of approximately $1.225 million. The note will be converted into shares of the Company's common stock at the initial public offering price within 45 days after the completion of the proposed offering; the note accrues interest at a floating rate equal to the prime rate. Harrison owns 4 well servicing rigs and related equipment in the northern Permian Basin.


                                      F2-19

                                                                      APPENDIX A

                               GLOSSARY OF TERMS

     Blowout preventer: A series of valves installed on the wellhead to prevent the escape of pressure either in the annular space between the casing and tubing or drill pipe or in open hole during drilling or completion operations.

     Brine water: Water that is heavily saturated with salt used in various well completion and workover activities.

     Casing: Steel pipe placed in an oil or gas well as drilling progresses to prevent the wall of the hole from caving in, to prevent seepage of fluids, and to provide a means of extracting petroleum if the well is productive.

     Drilling mud: The fluid pumped down the drilling string and up the wellbore to bring debris from the drilling and workover operators to the surface. Drilling muds also cool and lubricate the bit, protect against blowouts by holding back underground pressures and, in new well drilling, deposit a mud cake on the wall of the borehole to minimize loss of fluid to the formation.

     Flow back: The re-entry of fluid from the formation into the wellbore previously pumped into the formation during a frac job or other procedure to stimulate production. This fluid is allowed to flow out of the wellbore to the surface where it is then transported offsite to a disposal well.

     Frac job or fracturing operations: A procedure to stimulate production of oil or gas from a well by pumping fluids from the surface under high pressure into the well bore to induce fractures in the formation.

     Frac tank: A steel tank used to store fluids at the well location to facilitate completion and workover operations. The largest demand is related to the storage of fluid used in fracturing operations.

     Hot oil truck: A truck mounted pump, tank and heating element used to melt paraffin accumulated in the well bore by pumping heated oil or water through the well.

     Kill truck: A truck with a high pressure pump used to circulate fluid into the well to overcome formation pressure and stop the flow of oil or gas so that other well procedures can be performed on the well; also used to pressure test tubing, flow lines etc.

     Plugging and abandonment activities: Activities to remove production equipment and seal off a well at the end of a well's economic life.

     Power swivel: An independently powered rotary tool that is hung from the traveling block to suspend and permit free rotation of the drill string for drilling through cement, plugs and other obstructions in the well bore and for deepening existing well bores. It also provides a connection for the rotary hose and a passageway for the flow of drilling/circulating fluid into the drill.

     Well completion: The activities and procedures necessary to prepare a well for the production of oil and gas after the well has been drilled to its targeted depth. Well completions establish a flow path for hydrocarbons between the reservoir and the surface.

     Well servicing: The maintenance work performed on an oil or gas well to improve or maintain the production from a formation already producing. It usually involves repairs to the downhole pump, rods, tubing, and so forth or removal of sand, paraffin or other debris which is preventing or restricting production of oil or gas.

     Well workover: Refers to a broad category of procedures preformed on an existing well to correct a major downhole problem, such as collapsed casing, or to establish production from a formation not previously produced, including deepening the well from its originally completed depth.

                             [INSIDE OF BACK COVER]

           SIERRA'S COMPLEMENTARY SERVICES ON LOCATION IN WEST TEXAS
                                    [PHOTO]

[PHOTO]                RECOMPLETION PROJECT IN EAST TEXAS

                         SWAB RIG IN OKLAHOMA                         [PHOTO]

--------------------------------------------------------------------------------

Until                , 2000 all dealers effecting transactions in these
securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.
--------------------------------------------------------------------------------

                       [BASIC ENERGY SERVICES, INC. LOGO]

                             PRUDENTIAL SECURITIES

                         JOHNSON RICE & COMPANY L.L.C.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq filing fee, the amounts set forth below are estimates:

Securities and Exchange Commission registration fee.........  $   15,939
NASD filing fee.............................................       6,537
Nasdaq listing fee..........................................      48,750
Printing and engraving expenses.............................     400,000
Legal fees and expenses.....................................     200,000
Accounting fees and expenses................................     150,000
Transfer agent and registrar fees...........................       3,500
Miscellaneous...............................................     175,274
                                                              ----------
          TOTAL.............................................  $1,000,000

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Basic Energy's certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of Basic Energy. As permitted by the DGCL, the certificate of incorporation provides that directors of Basic Energy shall have no personal liability to Basic Energy or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to Basic Energy or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of II-1 law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     The following information relates to our securities issued or sold within the past three years which were not registered under the Securities Act of 1933 (giving effect to a 400-for-1 stock split in 2000):


          (i) In January 1997, we issued 4,000 shares of common stock to each Joey D. Fields and Dub W. Harrison as a bonus for services rendered as employees;


          (ii) In February 1997, we issued 88,555 shares of common stock to Southwest Royalties, Inc. for a total purchase price of $500,000;

          (iii) In July and August 1997, we issued an aggregate of 87,665 shares of common stock to Southwest Partners II, L.P. for a total purchase price of $1,672,000;

          (iv) In July, August, September and December 1997, we issued an aggregate of 892,225 shares of common stock to Southwest Partners III, L.P., for a total purchase price of $17,048,000;

          (v) In September 1997, we issued warrants (the "Warrants") to Joint Energy Development Investments Limited Partnership pursuant to a loan agreement as partial consideration for the loan, which Warrants were cancelled in March 1999; and

          (vi) In March 1999, we issued 500 shares of Series A Preferred Stock, 1,000 shares of Series B Preferred Stock and 1 share of Series C Preferred Stock to Joint Energy Development Investments II Limited Partnership in exchange for the cancellation of the Warrants.

     Simultaneously with the completion of this offering, we will issue notes and warrants convertible or exercisable into an aggregate of 278,334 shares of common stock (based on a estimated public offering price of $15.00 per share), valued at the initial public offering price, in connection with the acquisition of five well services businesses and the stock of one other corporation with four inactive rigs.

     We also may, at our discretion, issue and sell up to 500 shares of Series D Cumulative Preferred Stock at a purchase price of $10,000 per share to Enron North America Corp. or its affiliates on or about the time of the completion of this offering.

     Each of these transactions was effected without registration of the relevant security under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act for transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits:


          1.1**          -- Form of Underwriting Agreement
          3.1+           -- Amended and Restated Certificate of Incorporation
          3.2+           -- Restated Bylaws
          3.3+           -- Certificate of Designations of Series A Cumulative
                            Preferred Stock
          3.4+           -- Certificate of Designations of Series B Convertible
                            Preferred Stock
          3.5+           -- Certificate of Designations of Series C Convertible
                            Preferred Stock
          3.6**          -- Form of Certificate of Designations for Series One Junior
                            Participating Preferred Stock
          3.7**          -- Form of Certificate of Designations for Series D
                            Cumulative Preferred Stock
          4.1**          -- Form of Stock Certificate representing one share of
                            common stock
          4.2**          -- Form of Stockholder Rights Agreement dated as of May   ,
                            2000 between the Registrant and American Stock Transfer &
                            Trust Company
          4.3**          -- Form of Rights Certificate (filed as Exhibit B to Exhibit
                            4.2)
          5.1**          -- Opinion of Andrews & Kurth L.L.P.
         10.1+           -- Form of Indemnification Agreement

         10.2+           -- 2000 Stock Option Plan
         10.3+           -- Employment Agreement dated as of March 16, 1999 with
                            Kenneth V. Huseman
         10.4+           -- First Amendment to Employment Agreement dated as of March
                            21, 1999 with Kenneth V. Huseman
         10.5**          -- Employment Agreement with Dub W. Harrison
         10.6**          -- Employment Agreement with Charles W. Swift
         10.7**          -- Employment Agreement with Ronald T. McClung
         10.8+           -- Securities Purchase Agreement dated as of March 31, 1999 with JEDI II
         10.9+           -- Registration Rights Agreement dated as of March 31, 1999 with JEDI II
         10.10+          -- Stockholders' Agreement dated as of March 31, 1999 with
                            JEDI II and other stockholders named therein
         10.11+          -- Stockholders' Agreement dated as of March 21, 2000 with
                            JEDI II and other stockholders named therein
         10.12+          -- Subordinated Loan Agreement dated as of March 31, 1999
                            with JEDI II
         10.13+          -- $25,000,000 Subordinated Note dated as of March 31, 1999 to JEDI II
         10.14+          -- Senior Loan Agreement dated as of March 31, 1999 with
                            JEDI II as Senior Agent and the Senior Lender
         10.15+          -- $24,408,000 Senior Note dated as of March 31, 1999 to
                            JEDI II
         10.16**         -- Subscription Agreement dated as of May   , 2000 between
                            Basic Energy and Enron North America Corp.
         10.17+          -- Stock Purchase Agreement dated as of March 1, 2000, as
                            amended, with Turn Around Trucking and other sellers
                            named therein
         10.18+          -- Asset Purchase Agreement dated as of February 10, 2000
                            with Trinity
         10.19+          -- Acquisition Agreement dated as of March 14, 2000, as
                            amended, with Gold Star and other sellers named therein
         10.20+          -- Stock Purchase Agreement dated as of February 29, 2000, as amended, with Eunice and the other sellers named
                            therein
         10.21+          -- Stock Purchase Agreement dated as of December 29, 1999, as amended, with Harrison and the other sellers named
                            therein
         10.22+          -- Stock Purchase Agreement dated as of February 8, 2000, as amended, with Sundown and the other sellers named therein
         10.23+          -- First Amendment to Loan Agreement dated as of March 31,
                            2000
         10.24**         -- Amended and Restated Subordinated Loan Agreement dated as
                            of May   , 2000, with JEDI II
         10.25**         -- Financing Agreement with CIT dated as of May   , 2000
         21.1+           -- Subsidiaries of Basic Energy
         23.1*           -- Consent of KPMG LLP
         23.4**          -- Consent of Andrews & Kurth L.L.P. (Contained in Exhibit
                            5.1)
         24.1+           -- Power of Attorney (included on signature page)
         27.1+           -- Financial Data Schedule

---------------

     + Previously filed

      * Filed herewith

     ** To be filed by amendment

     b. Financial Statement Schedules

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b) To provide to the underwriter(s) at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter(s) to permit prompt delivery to each purchaser.

          (c) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (d) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas, on June 1, 2000.


                                            BASIC ENERGY SERVICES, INC.

                                            By:    /s/ RONALD T. MCCLUNG
                                              ----------------------------------
                                            Name: Ronald T. McClung
                                            Title: Chief Financial Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED BELOW.


                      SIGNATURE                                                              DATE
                      ---------                                                              ----

                          *                                Chairman and Director         June 1, 2000
-----------------------------------------------------
                  H.H. Wommack, III

               /s/ KENNETH V. HUSEMAN                    President, Chief Executive      June 1, 2000
-----------------------------------------------------    Officer and Vice Chairman
                 Kenneth V. Huseman

                /s/ RONALD T. MCCLUNG                     Chief Financial Officer        June 1, 2000
-----------------------------------------------------  (Principal Accounting Officer)
                  Ronald T. McClung

                          *                                       Director               June 1, 2000
-----------------------------------------------------
                William M. Kerr, Jr.

                 /s/ PAUL L. MORRIS                               Director               June 1, 2000
-----------------------------------------------------
                   Paul L. Morris

                          *                                       Director               June 1, 2000
-----------------------------------------------------
                  William J. Myers

                          *                                       Director               June 1, 2000
-----------------------------------------------------
                    Steve Person

                          *                                       Director               June 1, 2000
-----------------------------------------------------
                  Clifford Strozier

             *By: /s/ RONALD T. MCCLUNG
  ------------------------------------------------
                  Ronald T. McClung
                  Attorney-in-Fact

                                 EXHIBIT INDEX


     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
          1.1**          -- Form of Underwriting Agreement
          3.1+           -- Amended and Restated Certificate of Incorporation
          3.2+           -- Restated Bylaws
          3.3+           -- Certificate of Designations of Series A Cumulative
                            Preferred Stock
          3.4+           -- Certificate of Designations of Series B Convertible
                            Preferred Stock
          3.5+           -- Certificate of Designations of Series C Convertible
                            Preferred Stock
          3.6**          -- Form of Certificate of Designations for Series One Junior
                            Participating Preferred Stock
          3.7**          -- Form of Certificate of Designations for Series D
                            Cumulative Preferred Stock
          4.1**          -- Form of Stock Certificate representing one share of
                            common stock
          4.2**          -- Form of Stockholder Rights Agreement dated as of May   ,
                            2000 between the Registrant and American Stock Transfer &
                            Trust Company
          4.3**          -- Form of Rights Certificate (filed as Exhibit B to Exhibit
                            4.2)
          5.1**          -- Opinion of Andrews & Kurth L.L.P.
         10.1+           -- Form of Indemnification Agreement
         10.2+           -- 2000 Stock Option Plan
         10.3+           -- Employment Agreement dated as of March 16, 1999 with
                            Kenneth V. Huseman
         10.4+           -- First Amendment to Employment Agreement dated as of March
                            21, 1999 with Kenneth V. Huseman
         10.5**          -- Employment Agreement with Dub W. Harrison
         10.6**          -- Employment Agreement with Charles W. Swift
         10.7**          -- Employment Agreement with Ronald T. McClung
         10.8+           -- Securities Purchase Agreement dated as of March 31, 1999 with JEDI II
         10.9+           -- Registration Rights Agreement dated as of March 31, 1999 with JEDI II
         10.10+          -- Stockholders' Agreement dated as of March 31, 1999 with
                            JEDI II and other stockholders named therein
         10.11+          -- Stockholders' Agreement dated as of March 21, 2000 with
                            JEDI II and other stockholders named therein
         10.12+          -- Subordinated Loan Agreement dated as of March 31, 1999
                            with JEDI II
         10.13+          -- $25,000,000 Subordinated Note dated as of March 31, 1999 to JEDI II
         10.14+          -- Senior Loan Agreement dated as of March 31, 1999 with
                            JEDI II as Senior Agent and the Senior Lender
         10.15+          -- $24,408,000 Senior Note dated as of March 31, 1999 to
                            JEDI II
         10.16**         -- Subscription Agreement dated as of May   , 2000 between
                            Basic Energy and Enron North America Corp.
         10.17+          -- Stock Purchase Agreement dated as of March 1, 2000, as
                            amended, with Turn Around Trucking and other sellers
                            named therein
         10.18+          -- Asset Purchase Agreement dated as of February 10, 2000
                            with Trinity
         10.19+          -- Acquisition Agreement dated as of March 14, 2000, as
                            amended, with Gold Star and other sellers named therein
         10.20+          -- Stock Purchase Agreement dated as of February 29, 2000, as amended, with Eunice and the other sellers named
                            therein

     EXHIBIT NUMBER                              DESCRIPTION
     --------------                              -----------
         10.21+          -- Stock Purchase Agreement dated as of December 29, 1999, as amended, with Harrison and the other sellers named
                            therein
         10.22+          -- Stock Purchase Agreement dated as of February 8, 2000, as amended, with Sundown and the other sellers named therein
         10.23+          -- First Amendment to Loan Agreement dated as of March 31,
                            2000
         10.24**         -- Amended and Restated Subordinated Loan Agreement dated as
                            of May   , 2000, with JEDI II
         10.25**         -- Financing Agreement with CIT dated as of May   , 2000
         21.1+           -- Subsidiaries of Basic Energy
         23.1*           -- Consent of KPMG LLP
         23.4**          -- Consent of Andrews & Kurth L.L.P. (Contained in Exhibit
                            5.1)
         24.1+           -- Power of Attorney (included on signature page)
         27.1+           -- Financial Data Schedule

---------------

     + Previously filed

     * Filed herewith

     ** To be filed by amendment